
13001409





# Annual Report 2012

ACI
payment systems





Processing transactions for more than 250 leading global retailers

18 of the world's 20 largest banks







ACI payment systems


Control.
Profitability.
Growth.

**Payment systems. Trusted globally.**







Over $13 trillion in wholesale payments daily

More than 100 billion consumer transactions every year



**At the core of payment and banking systems, worldwide.**

# Fellow Shareholders,

We are pleased to report that not only was 2012 a strong year for ACI, but in many ways will likely prove to be a watershed year. We either acquired or built capabilities, scale, intellectual property, or products and services that will be instrumental in achieving our vision of providing the most complete and versatile end-to-end payment services in the industry. These services will empower our customers to meet the challenges head on brought by legal and regulatory changes, new forms of competition, globalization driving complexity and cost, and the impact of digital technology in moving from paper to electronic solutions. Our industry is at an important inflection point, and we believe we have the best strategy and execution to seize the opportunities arising from that change.

The acquisition of S1 closed in February 2012 and provided us with an enhanced product suite, a wider geographic footprint and customer base, and improved scale globally. In September 2012, we acquired Distra whose unique IP accelerated the development of our innovative Universal Payments Platform which we expect to launch during the first half of 2013. Most recently, we acquired Online Resources, a leading provider of full-service bill pay solutions and online banking. Customers can rely on ACI not only as a fully integrated provider for their complete payment needs, including retail and wholesale payments, merchant retail, fraud, online banking and mobile, but now we also offer robust bill pay services.

**Financial strength.** We are proud to have achieved excellent financial results in 2012. We delivered sales bookings of $766 million, which was a new record, even excluding the contribution from the acquired S1. As with prior years, global financial institutions and processors continue to invest in our products and solutions to reduce costs and increase productivity. Their investments in our software were driven by needs as broad as growing transaction volumes and as narrow as country-specific regulatory changes. While the S1 acquisition and related regulatory approval delays did cause market disruption that ultimately impacted our results during the first half of 2012, the disruption was temporary and demand increased sharply toward the latter half of the year. Our 60-month backlog rose year-over-year by nearly $800 million to a year-end balance of $2.4 billion. Revenue increased to a record $667 million, representing growth of 43%. Non-GAAP revenue was $689 million. Historical ACI revenue increased 8.5%. Adjusted EBITDA and non-GAAP operating income were a record $191 million (up 70%) and $128 million (up 76%), respectively. Lastly, 2012 non-GAAP earnings per share was $2.10, versus $1.47 last year.

**Operational excellence.** We place a high priority on continuing team development and working together as a unified, global organization – One ACI – to meet or exceed the needs of our customers, and to achieve high levels of customer satisfaction. We remain committed to the operating tenets of Control, Profitability and Growth that we instituted several years ago.

**Control.** Over the past several years we have implemented sound business controls and good business processes across all our functional areas. Our employees have internalized these process improvements and now we are in a position to fully utilize them as we integrate the Online Resources businesses into our organization. In the coming year we will have the opportunity to continue to grow the profitability and margins of our business and to introduce best practices into the complementary product set we have developed and acquired.

**Profitability.** The result of implementing business process discipline has significantly improved the profitability of ACI over the past several years. Our adjusted EBITDA margin improved to 28% in 2012 compared to 24% in 2011, while our non-GAAP operating income margin increased from 16% in 2011 to 19% in 2012. We expect 2013 to see 30% adjusted EBITDA margin and 20% operating income margin.

**Growth.** Our backlog grew 49% in 2012 to $2.4 billion. Given that roughly 80% of our revenues are generated from our backlog of business, we have significant visibility into 2013. We expect 2013 bookings, net of term extensions, to grow in the high single digits to low double digits, which should continue growing this backlog.

Countries and markets as diverse as Japan, Germany, Brazil and India remain large and growing opportunities for ACI. We think that the transaction growth rates in emerging market economies, as well as margin pressure and regulation in the developed markets, will continue to drive product sales and customer gains.

We are very excited about the acquisition of Online Resources that closed March 11, 2013, and the incremental growth opportunities it brings. Online Resources provides outsourced payment services to financial institutions, billers, card issuers and creditors. Much of their business involves processing consumer electronic bill payments, which will clearly fit into the suite of products we currently sell to our financial institution clients. In addition, Online Resources provides a range of bill payment services to billers, which opens up a new market for us. ACI associates are already moving to cross sell these additional products to our more than 2,600 customers worldwide.

**Looking ahead.** Looking ahead to 2013, we believe it will represent a year of growth from our organic ACI business (which now includes the integrated S1) and from integrating and repositioning the products acquired from Online Resources.

Excluding the contribution from Online Resources, we expect that ACI will generate at least $765 million in revenue in 2013, with operating income above $150 million and adjusted EBITDA of at least $230 million.

In closing, we remain grateful for the longstanding support of our employees, customers, partners and shareholders as we continue to invest in ACI's future success. We believe that the company delivered strong results during 2012, and we remain optimistic about the opportunities ahead of us. We look forward to another year of strong operating performance.



Philip G. Heasley
President and Chief Executive Officer



We are one ACI, worldwide, building, implementing and supporting payment and banking systems that are trusted globally.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2012**

**Commission File Number 0-25346**


SEC MAIL
RECEIVED
PROCESSING
APR 29 2013
WASH. D.C.
193
SECTION

# ACI WORLDWIDE, INC.

**(Exact name of registrant as specified in its charter)**

| **Delaware** | **47-0772104** |
|---|---|
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |

**3520 Kraft Rd, Suite 3000**
**Naples, FL 34105**
**(Address of principal executive offices, including zip code)**

**(239) 403-4600**
**(Registrant's telephone number, including area code)**

**Securities registered pursuant to Section 12(b) of the Act: Common Stock, $.005 par value, NASDAQ Global Select Market**

**Securities registered pursuant to Section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Act. (Check one):

| | | | |
|---|---|---|---|
| Large accelerated filer | ☒ | Accelerated filer | ☐ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the Company's voting common stock held by non-affiliates on June 30, 2012 (the last business day of the registrant's most recently completed second fiscal quarter), based upon the last sale price of the common stock on that date of $44.21 was $1,713,219,554. For purposes of this calculation, executive officers, directors and holders of 10% or more of the outstanding shares of the registrant's common stock are deemed to be affiliates of the registrant and are excluded from the calculation.

As of February 25, 2013, there were 39,454,453 shares of the registrant's common stock outstanding.

**Documents Incorporated by Reference** – Portions of the registrant's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on June 11, 2013, are incorporated by reference in Part III of this report. This registrant's Proxy Statement will be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

## TABLE OF CONTENTS

## Forward-Looking Statements

This report contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. Generally, forward-looking statements do not relate strictly to historical or current facts and may include words or phrases such as "believes," "will," "expects," "anticipates," "intends," and words and phrases of similar impact. The forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.

Forward-looking statements in this report include, but are not limited to, statements regarding future operations, business strategy, business environment, key trends, and, in each case, statements related to expected financial and other benefits. Many of these factors will be important in determining our actual future results. Any or all of the forward-looking statements in this report may turn out to be incorrect. They may be based on inaccurate assumptions or may not account for known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially from those expressed or implied in any forward-looking statements, and our business, financial condition and results of operations could be materially and adversely affected. In addition, we disclaim any obligation to update any forward-looking statements after the date of this report, except as required by law.

All of the forward-looking statements in this report are expressly qualified by the risk factors discussed in our filings with the Securities and Exchange Commission ("SEC"). Such factors include, but are not limited to, risks related to:

- increased competition;
- the performance of our strategic product, BASE24-eps;
- demand for our products;
- restrictions and other financial covenants in our credit facility;
- consolidations and failures in the financial services industry;
- customer reluctance to switch to a new vendor;
- our strategy to migrate customers to our next generation products;
- the accuracy of management's backlog estimates;
- failure to obtain renewals of customer contracts or to obtain such renewals on favorable terms;
- delay or cancellation of customer projects or inaccurate project completion estimates;
- global economic conditions impact on demand for our products and services;
- volatility and disruption of the capital and credit markets and adverse changes in the global economy;
- difficulty meeting our debt service requirements;
- impairment of our goodwill or intangible assets;
- risks from potential future litigation;
- future acquisitions, strategic partnerships and investments and litigation;
- risk of difficulties integrating Online Resources Corporation's ("ORCC") businesses may cause us to fail to realize anticipated benefits of the acquisition;
- the complexity of our products and services and the risk that they may contain hidden defects;
- compliance of our products with applicable legislation, governmental regulations and industry standards;
- our compliance with privacy regulations;

- risks of being subject to security breaches or viruses;
- the protection of our intellectual property in intellectual property litigation;
- the cyclical nature of our revenue and earnings and the accuracy of forecasts due to the concentration of revenue generating activity during the final weeks of each quarter; and
- business interruptions or failure of our information technology and communication systems;
- our offshore software development activities;
- risks from operating internationally;
- exposure to unknown tax liabilities; and
- volatility in our stock price.

The cautionary statements in this report expressly qualify all of our forward-looking statements. Factors that could cause actual results to differ from those expressed or implied in the forward-looking statements include, but are not limited to, those discussed in Item 1A in the section entitled "Risk Factors".

**Trademarks and Service Marks**

ACI, the ACI logo, ACI Worldwide, BASE24-eps, BASE24, OpeN/2, among others, are registered trademarks and/or registered service marks of ACI Worldwide, Inc., or one of its subsidiaries, in the United States and/or other countries. ACI Payment Systems, ACI Payment Systems logo, ACI Payment Systems – Trusted Globally, Agile Payment Solution, ACI Enterprise Banker, ACI Global Banker, ACI Retail Commerce Server, AS/X, ACI Issuer, ACI Acquirer, ACI Interchange, ACI Token Manager, ACI Payments Manager, ACI Card Management System, ACI Smart Chip Manager, ACI Dispute Management System, ACI Simulation Services for Enterprise Testing or ASSET, ACI Money Transfer System, NET24, ACI Proactive Risk Manager, PRM, ACI Case Manager System, ACI Communication Services, ACI Enterprise Security Services, ACI Web Access Services, ACI Monitoring and Management and ACI DataWise, ACI Universal Payments Platform, UPP, ACI Universal Online Banker, ACI Mobile Channel Manager among others, have pending registrations or are common-law trademarks and/or service marks of ACI Worldwide, Inc., or one of its subsidiaries, in the United States and/or other countries. Other parties' marks referred to in this report are the property of their respective owners.

# PART I

## ITEM 1. BUSINESS

### General

ACI Worldwide, Inc., a Delaware corporation, and our subsidiaries (collectively referred to as "ACI", "ACI Worldwide", the "Company," "we," "us" or "our") develop, market, install and support a broad line of software products and services primarily focused on facilitating electronic payments. In addition to our own products, we distribute, or act as a sales agent for software developed by third parties. These products and services are used principally by financial institutions, retailers and electronic payment processors, both in domestic and international markets. Most of our products are sold and supported through distribution networks covering three geographic regions – the Americas, Europe/Middle East/Africa ("EMEA") and Asia/Pacific. Each distribution network has its own sales force that it supplements with independent reseller and/or distributor networks. Our products are marketed under the ACI Worldwide and ACI Payment Systems brands.

The electronic payments market is comprised of financial institutions, retailers, third-party electronic payment processors, payment associations, switch interchanges and a wide range of transaction-generating endpoints, including automated teller machines ("ATM"), retail merchant locations, bank branches, mobile phones, corporations and Internet commerce sites. The authentication, authorization, switching, settlement and reconciliation of electronic payments is a complex activity due to the large number of locations and variety of sources from which transactions can be generated, the large number of participants in the market, high transaction volumes, geographically dispersed networks, differing types of authorization, and varied reporting requirements. These activities are typically performed online and are often conducted 24 hours a day, seven days a week.

ACI Worldwide, Inc. was formed as a Delaware corporation in November 1993 under the name ACI Holding, Inc. and is largely the successor to Applied Communications, Inc. and Applied Communications Inc. Limited, which we acquired from Tandem Computers Incorporated on December 31, 1993.

On July 24, 2007, our stockholders approved the adoption of an Amended and Restated Certificate of Incorporation to change our corporate name from "Transaction Systems Architects, Inc." to "ACI Worldwide, Inc.". We have been marketing our products and services under the ACI Worldwide brand since 1993 and have gained significant market recognition under this brand name.

### Acquisition

*Distra Pty Ltd*

On September 18, 2012, we closed the acquisition of Distra Pty Ltd ("Distra"). The Distra Universal Payments Platform delivers a fault-tolerant, Service-Oriented Architecture (SOA)-based payments platform that helps to significantly reduce the risk and cost of payments transformation without compromising security, performance, scalability and reliability. The integration of ACI and Distra technologies will enable financial institutions, processors and retailers to enhance the flexibility and performance of their existing payments infrastructure to address market needs, such as mobile, social channels and payment service hubs. In addition, this acquisition will enable ACI's payment products to integrate more tightly with customers' enterprise architectures, reducing their total cost of ownership. The aggregate purchase price of Distra was $49.8 million, which was paid with existing cash balances.

*North Data Uruguay S.A.*

On May 24, 2012, we closed the acquisition of North Data Uruguay S.A. ("North Data"). North Data had been a long-term partner of ours, serving customers in South America in sales, service and support functions. The addition of the North Data team to the Company reinforces our commitment to serve the Latin American market.

The aggregate purchase price of North Data was $4.6 million, which included cash acquired of $0.1 million.

*SI Corporation*

On February 10, 2012, we completed the exchange offer for S1 Corporation and all its subsidiaries. The acquisition was effectively closed on February 13, 2012 for approximately $368.7 million in cash and 5.9 million shares of our stock, including 95,500 shares reissued from Treasury stock, resulting in a total purchase price of $587.3 million (the "Merger"). The combination of the Company and S1 created a leader in the global enterprise payments industry. The combined company has enhanced scale, breadth and additional capabilities, as well as a complementary suite of products that will better serve the entire spectrum of financial institutions, processors and retailers.

We used $73.7 million of our cash balance for the acquisition in addition to $295.0 million of senior bank financing arranged through Wells Fargo Securities, LLC. See Note 6, *Debt*, for terms of the financing arrangement.

The acquisition of S1 positions us as a full-service global leader of financial and payment solutions, with the ability to deliver the broadest suite of payment offerings globally targeting financial organizations, processors and retailers – supported by a global team of expert, local employees. S1 brings to the Company a highly complementary set of products, strong global capabilities and success with a range of financial institutions and retailers.

**Products**

ACI's integrated suite of software products and hosted services deliver a broad range of solutions for payments processing, card and merchant management, online banking, mobile, branch and voice banking, fraud detection and trade finance. Trusted by more than 1,650 organizations globally, ACI serves three primary market audiences:

- Financial institutions, including national, regional and global banks, community banks and credit unions
- Processors
- Retailers

Our products cover several different domains within the payments and banking marketplace:

- **Online Banking and Cash Management** – the management of payments and cash flows across accounts globally through the online or mobile channel
- **Branch** – the management and processing of monetary, non monetary, sales and account origination financial transactions
- **Trade Finance** – the management of all trade related transaction types, both traditional trade and open account instruments with the ability for end users to view and track those transactions through the online channel
- **Community Financial Services** – the online and mobile banking and payment systems, and security solutions that service community banks and credit unions
- **Retail Banking Payments** – we provide the software to support in house issuance of payment instruments (e.g. card, tokens and virtual cards) and the management of a consumer payment from transaction acquiring all through the lifecycle within the banking system to settlement; which we split into Payments Processing, and Card and Merchant Management
- **Wholesale Banking Payments** – the management of primarily corporate payments and messages through their lifecycle including RTGS payments, ACH payments, and SWIFT transactions

- **Merchant Retail** – the management of a consumer payment within a merchant retailer and supporting services such as the management of store and gift card and loyalty programs
- **Payment Fraud Management** – the securing of payments against fraud and money laundering
- **Payment Infrastructure** – the tools and infrastructure to operate and optimize the payments system

The sections below provide an overview of our major software products within these domains.

In September 2009, we announced our ACI Agile Payments Solution, the vision for our payments products. The vision recognizes the long term direction to migrate payments processing from the current discrete structures to a service-based enterprise payments solution. The first stage of the strategy has been to deliver tight integration between the current products allowing for the delivery of capability solutions that cross domains, for instance Online Banking Fraud Detection. While we are evolving our service offerings using our reference architecture, organizations can benefit from the integrated and enterprise capabilities of the existing product suite and start moving towards an agile payments environment. As we continue on this journey we have made significant investments to accelerate the delivery for our customers through both internal development and acquisition. Notably in 2012, ACI acquired S1 and Distra, both of which expand the breadth and scale of ACI's offerings, as well as accelerate the delivery of our technology vision to the marketplace. Our strategy allows ACI to deliver an end-to-end payment system that supports any payment type, device or channel globally.

***Online Banking and Cash Management, Branch and Trade Finance***

Within the Online Banking and Cash Management, Branch & Trade domain, ACI has the following products:

**ACI Enterprise Banker** is a comprehensive Internet-based business banking product for financial institutions including banks, brokerage firms and credit unions and can be flexibly packaged for small, medium and large business customers. This product provides these customers with electronic payment initiation capability, information reporting, and numerous other payment related services that allow the business customer to manage all its banking needs via the Internet. In 2010, the functionality was extended to include mobile banking services solutions. With our partner mShift, we have recently demonstrated a prototype that supports tablets such as the iPad.

**ACI Global Banker** provides single-window access to corporate cash management, trade finance, FXservices, reporting and data exchange. Global Banker supports single-window, Single Sign-On access to a bank's corporate Internet banking platform. This enterprise-wide, multi-country, multi-language, multi-currency solution allows banks of all sizes to uniquely package products and services for different countries and segments – or even individual customers – from a single, flexible platform.

**ACI Universal Online Banker** is a comprehensive Internet-based banking product for financial institutions including banks, brokerage firms and credit unions and can be flexibly packaged for small, medium and large business customers as well as individual consumers. This product provides these customers with electronic payment initiation capability, information reporting, and numerous other cash management services that allow the business customer to manage all its banking needs via the Internet as well as mobile channels.

**InterACT Universal Banker** is a multi-channel product suite which supports the processing of monetary, non-monetary, sales and account origination transactions across multiple channels including branch, call center and back office, as well as delivering extended branch support for browser based employees such as relationship managers or calling officers.

**ACI Global Trade Manager** allows Client Access that enables corporate clients of the bank to access, enter and track their entire trade portfolio of traditional trade and open account instrument over the internet. This product is also utilized in the wholesale domain.

**ACI Mobile Channel Manager** allows organizations to provide consumers, business and corporate customers with mobile access to functions across the banking and payments spectrum. When used with ACI banking products and payment engines, Mobile Channel Manager enables mobile functions which might include account management, balance inquiries, transfers, bill payments, person-to-person (P2P) payments (including PayPal), pre-paid purchases, remote deposit capture, ATM/branch locator, SMS notifications. This solution is also utilized in the retail domain.

*Community Financial Services*

Within the Community Financial Services domain, ACI currently offers three main suites of hosted solutions:

**Online and Mobile Banking solutions for Community Banks and Credit Unions** offers a full-featured self-service banking solution including online banking, voice banking and mobile banking for consumer and small-to-mid-size businesses, all from a single hosted platform. The WebFederal suite provides credit unions with online banking, business solutions, mobile banking, CRM Marketing, and Creative and Web Design services.

**ACI Defense** is a full-service security solutions for community banks and credit unions. The ACI Defense suite of solutions helps U.S. financial institutions address security compliance obligations with firewall and intrusion prevention services, security assessments, vulnerability testing, endpoint and mobile protection, email security and encryption and identity theft/anti-phishing services.

**Online Bill Payment and Presentment** provides full-service bill payment solutions for community banks and credit unions, including pay-anyone functionality, online bill presentment, P2P and A2A payments and express pay services.

*Retail Banking Payments – Payments Processing*

Our retail payments processing products are designed to acquire electronic payment transactions from transaction generators and route them to acquiring institutions so that they can be authorized for payment. The software often interfaces with regional or national switches to access the account-holding financial institution or card issuer for approval or denial of the transactions (authorization). The software returns messages to the original transaction generator (e.g. an ATM), thereby completing the transactions. Depending on how the software is configured, it can perform all of the functions necessary to authenticate, authorize, route and settle an electronic payment transaction, or it can interact with other systems to ensure that these functions are performed. Payments processing software may be required to interact with dozens of devices, switch interchanges and communication protocols around the world. We currently offer the following products for this domain:

**BASE24-eps** is an integrated electronic payments processing product marketed to customers operating electronic payment networks in the retail banking and retail industries. The modular, open architecture of the product enables customers to select the application and system components that are required to operate their networks. BASE24-eps offers a broad range of features and functions for electronic payment processing. BASE24-eps is licensed as a standalone electronic payments solution for financial institutions, retailers and electronic payment processors. BASE24-eps, which operates on International Business Machines' ("IBM") System z, IBM System p, Hewlett-Packard Company ("HP") NonStop, and Oracle Solaris servers, provides flexible integration points to other applications and data within enterprises to support 24-hour per day access to money, services and information.

On the HP NonStop platform, BASE24-eps uses NET24-XPNET, an ACI developed message oriented middleware solution.

ACI continues to support and maintain a number of other retail payments engines which are no longer actively marketed to new customers.

**BASE24** is an integrated family of software products previously marketed to customers operating electronic payment networks in the retail banking and retail industries. A substantial portion of ACI's revenues are derived from licensing the BASE24 family of products and providing related services and maintenance as it has been the core of the ACI business since the Company's inception.

The BASE24 product line operates exclusively on HP NonStop servers. The HP NonStop parallel-processing environment offers fault-tolerance, linear expandability and distributed processing capabilities. The combination of features offered by BASE24 and the HP NonStop technology are important characteristics in high volume, 24-hour per day electronic payment systems.

BASE24 makes use of NET24-XPNET, an ACI developed message oriented middleware solution.

**Postilion** is an integrated electronic payments processing system. It authenticates, authorizes, routes and switches transactions generated at ATMs and merchant POS sites as well as provides flexible infrastructure to handle key aspects of the back office functions. The product is used widely across the world, with a particular emphasis in Africa. This product is also used in the merchant retail domain.

During the years ended December 31, 2012, 2011 and 2010, approximately 32%, 43% and 46%, respectively, of our total revenues were derived from licensing the BASE24 product line, which revenue amounts do not include revenue associated with licensing the BASE24-eps product.

***Retail Banking Payments – Card and Merchant Management***

ACI Card and Merchant Management solutions are card issuing and merchant management products, which have been successfully used by the payments industry for many years. These products run on IBM System z, and various Unix and Microsoft Windows servers. The products within back office services are:

**ACI Issuer** is a modern card and account management system. It has been developed to support national, international, and global financial institutions. The system has full multi-currency, multi-product, multi-institution and multi-language capabilities. It manages card portfolios in different countries and for different issuers on a single platform and has been built to fully comply with EMV standards.

**ACI Acquirer** supports the full lifecycle of merchant portfolio management, including merchant onboarding, transaction acquisition, interchange fee qualification, settlement and statement generation. The system is enabled with the flexibility acquirers require to manage complex merchant portfolios.

**ACI Interchange** is the central monetary transaction manager, processing all incoming customer transactions and maintaining a central transactions database. ACI Interchange also manages the clearing and settlement communication with the major international payment schemes, ensuring compliance with Visa, MasterCard, American Express, China Union Pay and JCB. The module can easily be adapted to manage clearing and settlement with additional networks such as domestic payment schemes.

**ACI Token Manager** consists of a suite of products from ACI's partner Bell Identification B.V. The Smart Card & Application Management System provides for central lifecycle management of smart cards and other tokens as well as the management of the applications activated within the scheme. The Key Management System facilitates the implementation of security concepts based on the generation, storage, recovery, import and distribution of cryptographic keys. The keys are used for encryption and decryption of data and for verification and authorization of trusted parties using digital certificates. ACI Token Manager for Mobile enables the delivery of payment tokens, such as wallets, to mobile phones.

**ACI Payments Manager** is an integrated, modular software solution that automates the processing, settlement and reconciliation of electronic transactions, as well as provides plastic card issuance and account management. This product is now primarily marketed in North America.

**ACI Automated Dispute Manager** enables issuers, acquirers, processors and payment networks to streamline and automate the dispute management process through workflow-based software components.

***Wholesale Banking Payments***

Our wholesale banking solutions are focused on global, super-regional and regional financial institutions that provide treasury management services to large corporations and correspondent banks. In addition, the market includes non-bank financial institutions with the need to conduct their own internal treasury management activities.

**ACI Money Transfer System** provides high value payments processing, bulk payments processing and SWIFT financial messaging. The high value payments processing function, which produces the majority of revenues for the ACI Money Transfer System, is used to generate, authorize, enrich, route and settle high value wire transfer transactions in domestic and international environments. The ACI Money Transfer System product operates on IBM System p servers using the AIX operating system.

***Merchant Retail***

Within the Merchant Retail domain, ACI offers the following products:

**ACI Retail Commerce Server** is a solution for retailers, is an integrated suite of electronic payments products that facilitate a broad range of capabilities. These capabilities include prepaid, debit and credit card processing, ACH processing, electronic benefits transfer, card issuance and management, check authorization, customer loyalty programs and returned check collection. The Retail Commerce Server product line operates on open systems technologies such as Microsoft Windows, UNIX and Linux, with most of the current installations deployed on the Microsoft Windows platform. In 2011, ACI acquired ISD and has integrated the acquired functionality into Retail Commerce Server including delivering capability for solving the PCI compliance needs of retailers.

**Postilion** is a global platform for retailers, is an integrated suite of electronic payments products that facilitate a broad range of capabilities. These capabilities include prepaid, debit and credit card processing, ACH processing, electronic benefits transfer, card issuance and management, check authorization, customer loyalty programs and returned check collection. The Postilion product line operates on multiple open systems technologies such as Microsoft Windows and AIX.

**ACI In-store Solution** supports retailers and drives the retailer's payment portion of the customer's in-store purchase experience. The In-store solution prompts the consumer and gathers the necessary card payment details to process the payment request. Importantly, the solution helps retailers control the costs and risk of key regulatory issues such as PCI compliance and data theft at the point of sale.

***Payment Fraud Management***

**ACI Proactive Risk Management** is a payment fraud detection system designed to help card issuers, merchants, merchant acquirers and financial institutions combat fraud schemes. The system combines the pattern recognition capability of neural-network transaction scoring with custom risk models of expert rules-based strategies and advanced client/server account management software. The real time capability enables fraud assessment to be part of the authorization process preventing fraud from occurring. Proactive Risk Management operates on IBM System z, HP NonStop, Oracle Solaris and Microsoft Windows servers.

As a part of the Proactive Risk Management suite, we utilize ACI Case Manager. This product offers customers the flexibility to automate activities and processes across the complete lifecycle of a case related to fraud. Cases are created when fraud officers checking an alert within Proactive Risk Manager identify fraud or money laundering. The solution is a basic framework that defines processes for researching and resolving cases, including investigation resources, timeframes, escalation paths and alerts. The Case Manager also acts as a central repository for case histories and resource activities to provide organizations with centralized auditing capabilities.

### *Payments Infrastructure*

The Payments Infrastructure products provide specific technology extensions to augment the business services provided in the business service domains described above.

**ACI Communication Services** provides a range of communication services to enable message exchange on multiple platforms in particular enabling applications to support legacy protocols, such as SNA and X.25, running over TCP/IP networks. It also supports hybrid networking environments such as IBM's HPR/IP. This set of products runs on HP NonStop, IBM System z and Unix platforms.

**ACI Enterprise Security Services** is a suite of security solutions that secure access to systems and resources. These products run on the HP NonStop platform and are designed to take advantage of HP NonStop fundamentals.

**ACI Web Access Services** allows HP NonStop users to securely expose existing applications to peer systems as well as PC clients and web browsers. Web Access Services supports new GUI client development, standard 6530 and 3270E terminal emulation or automated data stream transformation to give users a range of options for integrating NonStop services across the enterprise.

**ACI Payment Testing (ASSET)** is a simulation and testing tool that allows companies involved in electronic payments to simulate devices and transactions, and perform application testing. ASSET is available for use with BASE24, BASE24-eps, Postilion, and ACI Proactive Risk Manager.

**ACI Payment Service Management** In 2010, we formed a partnership with Integrated Research Limited ("Integrated Research") to resell their Prognosis product. This provides intelligent payment service management through in-depth monitoring and analysis of transactions, applications, supporting IT infrastructure, and payments devices. Prognosis is available for use with BASE24, BASE24-eps, Postilion, ACI Proactive Risk Manager, and ACI Money Transfer System.

**ACI Mobile Alerting** powered by Spectrum MoneyGuard offers fraud or service alert options in near real-time with SMS messages to their mobile phones of events affecting their banking transactions. When used for fraud alerting, customers have the option of responding via text (two-way communication) and requesting a block of the card and a confirmation is sent.

## Partnerships and Industry Participation

We have two major types of third-party partners: technology partners, where we work closely with industry leaders who drive key industry trends and mandates, and business partners, where we either embed technology in ACI products or jointly market solutions that include the products of other companies.

Technology partners help us add value to our solutions, stay abreast of current market conditions and industry developments such as standards. Technology partner organizations include Diebold, NCR, Wincor-Nixdorf, VISA, MasterCard and S.W.I.F.T. In addition ACI has membership in or participates in the relevant committees of a number of industry associations, such as the International Organization for Standardization ("ISO"), Interactive Financial eXchange Forum ("IFX"), International Payments Framework Association ("IPFA"), UK Cards Association and the PCI Security Standards Council.

Business partner relationships extend our product portfolio, improve our ability to get our solutions to market and enhance our ability to deliver market-leading solutions. We share revenues with these business partners based on a number of factors related to overall value contribution in the delivery of our joint solution. The agreements with business partners include joint marketing and traditional original equipment manufacturer ("OEM") relationships. These agreements generally grant ACI the right to create an integrated solution that we distribute or represent on a worldwide basis and have a term of several years.

We have alliances with our business partners HP, IBM and Oracle, whose industry leading hardware and software are utilized by ACI's products. These partnerships allow us to understand developments in their technology and to utilize their expertise in topics like performance testing.

The following is a list of key business partners:

- Accuity, Inc.
- ACE Software Solutions Inc.
- Actuate Corp.
- Andera, Inc.
- Bell ID
- FairCom Corporation
- Fiserv, Inc.
- FIS/Metavante
- Guardian Analytics
- HP
- IBM
- Integrated Research
- Intuit, Inc.
- iPay Technologies, LLC/Jack Henry & Associates
- Lean Industries
- LivePerson Inc.
- Microsoft
- MShift, Inc.
- Online Resources Corp.
- Oracle USA, Inc.
- ProfitStars/Jack Henry & Associates
- RSA, The Security Division of EMC Corporation
- Spectrum Message Services
- Sterci Group
- Symantec Corporation
- Wausau Financial Systems
- Yodlee Inc.

**Services**

We offer our customers a wide range of professional services, including analysis, design, development, implementation, integration and training. We have service professionals within each of our three geographic regions who generally perform the majority of the work associated with installing and integrating our software products, rather than relying on third-party systems integrators. We offer the following types of services for our customers:

- **Implementation Services.** We utilize a standard methodology to deliver customer project implementations across all products lines. Within the process, we provide customers with a variety of services, including on-site solution scoping reviews, project planning, training, site preparation, installation, product configuration, product customization, testing and go-live support, and project management throughout the project lifecycle. Implementation services are typically priced according to the level of technical expertise required.
- **Product support services.** These product-support-funded services are available to customers after a solution has been installed and are based on the relevant product support category. An extensive team of support analysts and an appointed customer manager are available to assist customers.
- **Technical Services.** The majority of our technical services are provided to customers who have licensed one or more of our software products. Services offered include programming and programming support, day-to-day systems operations, network operations, help desk staffing, quality assurance testing, problem resolution, system design, and performance planning and review. Technical services are typically priced according to the level of technical expertise required.
- **Education Services**. ACI courses include both theory and practical sessions to allow students to work though real business scenarios and put their newly learned skills to use. This hands-on approach ensures that the knowledge is retained and the student is more productive upon their return to the workplace. ACI's education courses provide students with knowledge at all levels, to enhance and improve their understanding of ACI products. ACI also provides further, more in-depth technical courses that allow students to use practical labs to enhance what they have learned in the classroom. The ACI trainers' ability to understand customers' systems means ACI can also provide tailored course materials for individual customers. Depending upon products purchased, training may be conducted at a dedicated education facility at one of ACI's offices, online or at the customer site.
- **Testing services**. ACI's testing services team works within the ACI customer base to establish testing best practices and build a standard testing environment that meets an organization's current needs, and is easily extensible for future requirements. It is important that any testing environment encompasses all aspects of the testing lifecycle (i.e., functional, acceptance, regression and stress testing), as well as allowing ease of use by the appropriate staff. ACI's testing services can provide this environment as either a stand-alone deliverable or as a fully managed service.
- **Expert Services Consultancy**. ACI is committed to providing high-quality consulting services to its customer base. In order to do this, we have assembled a strong team of technicians with many decades of experience, not only with ACI solutions, but also in the payments industry in general. Trusted globally, these consultants are available to provide technical assistance to ACI's customers across the full range of the ACI portfolio. The consultants' knowledge and understanding of ACI's customers allow them to define, design and build appropriate technical solutions. This in turn provides an enhanced business offering to customers, ultimately enabling a greater competitive advantage and increased satisfaction.
- **Facilities Management.** We offer facilities management services whereby we operate a customer's electronic payments system for multi-year periods. Pricing and payment terms for facilities management services vary on a case-by-case basis giving consideration to the complexity of the facility or system to be managed, the level and quantity of technical services required, and other factors relevant to the facilities management agreement.

### ACI On Demand

We offer a service whereby we host a customer's system for them as opposed to the customer licensing and installing the system on their own site. We offer several of our solutions in this manner, including our retail and wholesale payment engines, risk management and online banking products. Each customer gets a unique image of the system that can be tailored to meet their needs. The product is generally located on facilities and hardware that we provide. Pricing and payment terms depend on which solutions the customer requires and their transaction volumes. Generally, customers are required to commit to a minimum contract of three to five years.

### Customer Support

We provide our customers with product support that is available 24 hours a day, seven days a week. If requested by a customer, the product support group can remotely access that customer's systems on a real-time basis. This allows the product support group to help diagnose and correct problems to enhance the continuous availability of a customer's business-critical systems. We offer our customers both a general maintenance plan and an extended service option.

- **General Maintenance.** After software installation and project completion, we provide maintenance services to customers for a monthly product support fee. Maintenance services include:
  - 24-hour hotline for problem resolution
  - Customer account management support
  - Vendor-required mandates and updates
  - Product documentation
  - Hardware operating system compatibility
  - User group membership
- **Enhanced Support Program.** Under the extended service option, referred to as the Enhanced Support Program, each customer is assigned an experienced technician to work with its system. The technician typically performs functions such as:
  - Install and test software fixes
  - Retrofit custom software modifications ("CSMs") into new software releases
  - Answer questions and resolve problems related to CSM code
  - Maintain a detailed CSM history
  - Monitor customer problems on HELP24 hotline database on a priority basis
  - Supply on-site support, available upon demand
  - Perform an annual system review

We provide new releases of our products on a periodic basis. New releases of our products, which often contain product enhancements, are typically provided at no additional fee for customers under maintenance agreements. Agreements with our customers permit us to charge for substantial product enhancements that are not provided as part of the maintenance agreement.

### Competition

The electronic payments market is highly competitive and subject to rapid change. Competitive factors affecting the market for our products and services include product features, price, availability of customer support, ease of implementation, product and company reputation, and a commitment to continued investment in research and development.

Our competitors vary by product line, geography and market segment. Generally, our most significant competition comes from in-house information technology departments of existing and potential customers, as well as third-party electronic payments processors (some of whom are our customers). Many of these companies are significantly larger than us and have significantly greater financial, technical and marketing resources. Key competitors by product domain include the following:

### *Online Banking and Cash Management, Branch, Trade Finance and Community Financial Services*

Principal competitors for the Online Banking and Cash Management and Branch product set are Clear2Pay NV/SA ("Clear2Pay"), Intuit Corporation, Bottomline Technologies, ARGO, FIS and Fundtech Ltd, as well as payment processing companies First Data Corporation, Fidelity National Information Services, Inc, and Fiserv, Inc. Principal competitors for the Trade product set include China Systems, CSI, Misys and CGI.

### *Retail Banking Payments*

The third-party software competitors for the products in the retail banking payments are Clear2Pay, Computer Sciences Corporation, Fidelity National Information Services, Inc., Pegasystems Inc., OpenWay Group, and Total System Services, Inc. ("TSYS"), as well as small, regionally-focused companies such as Alaric Technology Inc., BPC Banking Technologies, PayEx Solutions AS, Financial Software and Systems, CR2, Lusis Payments Ltd., and Opus Software Solutions Private Limited. Primary electronic payment processing competitors in this area include global entities such as Atos Origin S.A., Fidelity National Information Services, Inc., First Data Corporation, SiNSYS, TSYS, VISA and MasterCard, as well as regional or country-specific processors.

### *Wholesale Banking Payments*

In the wholesale banking payments the principal competitors are Bankserv, Clear2Pay, Dovetail Software, Fundtech Ltd, IBM, Logica Plc and Tieto Corporation.

### *Merchant Retail*

Competitors in the retail sector come from both third party software and service providers as well service organizations run by major banks. Third party software and service competitors include AJB Software Design, Inc., Retalix, Heartland Payment Systems, Inc., Servebase Computers Ltd, Tender Retail Inc., and VeriFone Systems, Inc. Primary competition in this space is large third-party processors that offer complete solutions to the retailer.

### *Payments Fraud Management*

Principal competitors for the payments fraud detection products are Actimize, Inc., Fair Isaac Corporation, BAE Systems Detica, ReD, Fidelity National Information Services, Inc., Fiserv, Inc., Memento Inc., Norkom Technologies, and SAS Institute, Inc., as well as dozens of smaller companies focused on niches of this segment such as anti-money laundering.

### *Payments Infrastructure*

The principal competitors for the tools and infrastructure products are CA Technologies, HP, IBM and Oracle USA, Inc., as well as dozens of small, niche-focused competitors.

As markets continue to evolve in the electronic payments, risk management and smartcard sectors, we may encounter new competitors for our products and services. As electronic payment transaction volumes increase and banks face price competition, third-party processors may become stronger competition in our efforts to market our solutions to smaller financial institutions. In the larger financial institution market, we believe that third-party processors may be less competitive since large institutions attempt to differentiate their electronic payment product offerings from their competition, and are more likely to develop or continue to support their own internally-developed solutions or use third-party software packages such as those we offer.

**Research and Development**

Our product development efforts focus on new products and improved versions of existing products. We facilitate user group meetings to help us determine our product strategy, development plans and aspects of customer support. The user groups are generally organized geographically or by product lines. We believe that the timely development of new applications and enhancements is essential to maintain our competitive position in the market.

In developing new products, we work closely with our customers and industry leaders to determine requirements. We work with device manufacturers, such as Diebold, NCR and Wincor-Nixdorf, to ensure compatibility with the latest ATM technology. We work with network vendors, such as MasterCard, VISA and S.W.I.F.T, to ensure compliance with new regulations or processing mandates. We work with computer hardware and software manufacturers, such as HP, IBM, Microsoft Corporation, Oracle and Stratus Technologies, Inc. to ensure compatibility with new operating system releases and generations of hardware. Customers often provide additional information on requirements and serve as beta-test partners.

Our total research and development expenses during the years ended December 31, 2012, 2011 and 2010 were $133.8 million, $90.2 million, and $74.1 million, or 20.1%, 19.4%, and 17.7% of total revenues, respectively.

**Customers**

We provide software products and services to customers in a range of industries worldwide, with financial institutions, retailers and e-payment processors comprising our largest industry segments. As of December 31, 2012, our customers include 18 of the top 20 banks worldwide, as measured by asset size, 14 of the top 20 retailers in the United States, as measured by revenue, and six of the leading 25 global retailers, as measured by revenue. As of December 31, 2012, we had 2,648 customers in 104 countries on six continents. Of this total, 1,987 are in the Americas reportable segment, 502 are in the EMEA reportable segment and 159 are in the Asia/ Pacific reportable segment. No single customer accounted for more than 10% of our consolidated revenues for the years ended December 31, 2012, 2011 and 2010. One customer in the Americas reportable segment accounted for 12.6% of our consolidated accounts receivable balance as of December 31, 2011. No customer accounted for more than 10% of our accounts receivable balance as of December 31, 2012.

**Selling and Marketing**

Our primary method of distribution is direct sales by employees assigned to specific regions or specific products. In addition, we use distributors and sales agents to supplement our direct sales force in countries where business practices or customs make it appropriate, or where it is more economical to do so. We generate a majority of our sales leads through existing relationships with vendors, direct marketing programs, customers and prospects, or through referrals.

Current international distributors and sales agents for us during the year ended December 31, 2012 included:

- ASI International (Colombia/Venezuela/Caribbean)
- Channel Solutions Inc. (Philippines)
- DataOne Asia Co (Thailand)
- Diebold (United States)
- EFT Corp. (Sub-Saharan Africa)

- Fiserv (United States)
- Interswitch Ltd. (Sub-Saharan Africa)
- JDA Software Group (United States)
- Korea Computer Inc (Korea)
- MII (Indonesia)
- Optimisa (Chile)
- P.T. Abhimata Persada (Indonesia)
- Payment Technologies (Russia/CIS)
- PTESA (Colombia)
- PTESAVEN C.A. (Venezuela)
- Stream IT Consulting Ltd. (Thailand)
- Syscom Computer (Shenzhen) (China)
- Syscom Computer Engineering (Taiwan)
- System Builder (Middle East)
- Tomax Corp. (United States)
- Transaction Payment Solutions (Sub-Saharan Africa)

We distribute the products of other vendors where they complement our existing product lines. We are typically responsible for the sales and marketing of the vendor's products, and agreements with these vendors generally provide for revenue sharing based on relative responsibilities.

In addition to our principal sales offices in Omaha, Norcross and Waltham, we also have sales offices located outside the United States in Athens, Bahrain, Bangkok, Beijing, Bogota, Brussels, Buenos Aires, Capetown, Dubai, Gouda, Johannesburg, Kuala Lumpur, Madrid, Manila, Melbourne, Mexico City, Milan, Montevideo, Moscow, Mumbai, Munich, Naples, Paris, Riyadh, Sao Paulo, Seoul, Shanghai, Singapore, Sulzbach, Sydney, Tokyo, Toronto, and Watford.

**Proprietary Rights and Licenses**

We rely on a combination of trade secret and copyright laws, license agreements, contractual provisions and confidentiality agreements to protect our proprietary rights. We distribute our software products under software license agreements that typically grant customers nonexclusive licenses to use our products. Use of our software products is usually restricted to designated computers, specified locations and/or specified capacity, and is subject to terms and conditions prohibiting unauthorized reproduction or transfer of our software products. We also seek to protect the source code of our software as a trade secret and as a copyrighted work. Despite these precautions, there can be no assurance that misappropriation of our software products and technology will not occur.

In addition to our own products, we distribute, or act as a sales agent for, software developed by third parties. However, we typically are not involved in the development process used by these third parties. Our rights to those third-party products and the associated intellectual property rights are limited by the terms of the contractual agreement between us and the respective third-party.

Although we believe that our owned and licensed intellectual property rights do not infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not assert infringement claims against us. Further, there can be no assurance that intellectual property protection will be available for our products in all foreign countries.

Like many companies in the electronic commerce and other high-tech industries, third parties have in the past and may in the future assert claims or initiate litigation related to patent, copyright, trademark or other intellectual property rights to business processes, technologies and related standards that are relevant to us and our customers. These assertions have increased over time as a result of the general increase in patent claims assertions, particularly in the United States. Third parties may also claim that the third-party's intellectual property rights are being infringed by our customers' use of a business process method which utilizes products in conjunction with other products, which could result in indemnification claims against us by our customers. Any claim against us, with or without merit, could be time-consuming, result in costly litigation, cause product delivery delays, require us to enter into royalty or licensing agreements or pay amounts in settlement, or require us to develop alternative non-infringing technology. We could also be required to defend or indemnify our customers against such claims. A successful claim by a third-party of intellectual property infringement by us or one of our customers could compel us to enter into costly royalty or license agreements, pay significant damages or even stop selling certain products and incur additional costs to develop alternative non-infringing technology.

**Segment Information and Foreign Operations**

We derive a significant portion of our revenues from foreign operations. For detail of revenue by geographic region see Note 12, *Segment Information*, in the Notes to Consolidated Financial Statements.

**Employees**

As of December 31, 2012, we had a total of approximately 3,530 employees of whom 1,785 were in the Americas reportable segment, 873 were in the EMEA reportable segment and 872 were in the Asia/Pacific reportable segment.

None of our employees are subject to a collective bargaining agreement. We believe that relations with our employees are good.

**Available Information**

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), are available free of charge on our website at www.aciworldwide.com as soon as reasonably practicable after we file such information electronically with the SEC. The information found on our website is not part of this or any other report we file with or furnish to the SEC. The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, Room 1580, NW, Washington DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

**Executive Officers of the Registrant**

As of March 1, 2013, our executive officers, their ages and their positions were as follows.

| Name | Age | Position |
|---|---|---|
| Philip G. Heasley | 63 | President, Chief Executive Officer and Director |
| Scott W. Behrens | 41 | Executive Vice President, Chief Financial Officer |
| Craig A. Maki | 46 | Executive Vice President, Treasurer and Chief Corporate Development Officer |
| Dennis P. Byrnes | 49 | Executive Vice President, Chief Administrative Officer, General Counsel and Secretary |
| David N. Morem | 55 | Executive Vice President, Global Customer Operations |
| Charles H. Linberg | 55 | Vice President, Chief Technology Officer |

Mr. Heasley has been a director and our President and Chief Executive Officer since March 2005. Mr. Heasley has a comprehensive background in payment systems and financial services. From October 2003 to March 2005, Mr. Heasley served as Chairman and Chief Executive Officer of PayPower LLC, an acquisition and consulting firm specializing in financial services and payment services. Mr. Heasley served as Chairman and Chief Executive Officer of First USA Bank from October 2000 to November 2003. Prior to joining First USA Bank, from 1987 until 2000, Mr. Heasley served in various capacities for U.S. Bancorp, including Executive Vice President, and President and Chief Operating Officer. Before joining U.S. Bancorp, Mr. Heasley spent 13 years at Citicorp, including three years as President and Chief Operating Officer of Diners Club, Inc. Mr. Heasley is also a director of Official Payments Holdings, Inc. (NASDAQ: OPAY), a provider of electronic payment solutions for the biller direct market, and Lender Processing Services, Inc. (NYSE: LPS), a provider of mortgage processing services, settlement services, mortgage performance analytics and default solutions. Mr. Heasley also serves on the National Infrastructure Advisory Board.

Mr. Behrens serves as Executive Vice President and Chief Financial Officer. Mr. Behrens joined ACI in June 2007 as our Corporate Controller and Chief Accounting Officer. Mr. Behrens was appointed Chief Financial Officer in December 2008. Prior to joining ACI, Mr. Behrens served as Senior Vice President, Corporate Controller and Chief Accounting Officer at SITEL Corporation from January 2005 to June 2007. He also served as Vice President of Financial Reporting at SITEL Corporation from April 2003 to January 2005. From 1993 to 2003, Mr. Behrens was with Deloitte & Touche, LLP, including two years as a Senior Audit Manager. Mr. Behrens holds a Bachelor of Science (Honors) from the University of Nebraska – Lincoln.

Mr. Maki serves as Executive Vice President, Treasurer and Chief Corporate Development Officer. Mr. Maki joined the Company in June 2006. Mr. Maki was appointed Treasurer in January 2008. Prior to joining the Company, Mr. Maki served as Senior Vice President for Stephens, Inc. from 1999 through 2006. From 1994 to 1999, Mr. Maki was a Director in the Corporate Finance group at Arthur Andersen and from 1991 to 1994, he was a Senior Consultant at Andersen Consulting. Mr. Maki graduated from the University of Wyoming and received his Master of Business Administration from the University of Denver.

Mr. Byrnes serves as Executive Vice President, Chief Administrative Officer, General Counsel and Secretary. Mr. Byrnes joined the Company in June 2003. Prior to that Mr. Byrnes served as an attorney in Bank One Corporation's technology group from 2002 to 2003. From 1996 to 2002 Mr. Byrnes was an executive officer at Sterling Commerce, Inc., an electronic commerce software and services company, serving as that company's general counsel from 2000. From 1991 to 1996 Mr. Byrnes was an attorney with Baker Hostetler, a national law firm with over 600 attorneys. Mr. Byrnes holds a JD (cum laude) from The Ohio State University College of Law, a Master of Business Administration from Xavier University and a Bachelor of Science in engineering (magna cum laude) from Case Western Reserve University.

Mr. Morem joined the Company in June 2005 and serves as Executive Vice President, Global Customer Operations. Prior to his appointment as Senior Vice President, Global Business Operations in January 2008, Mr. Morem served as Chief Administrative Officer of the Company. Prior to joining ACI, Mr. Morem held executive positions at GE Home Loans, Bank One Card Services and U.S. Bank. Mr. Morem brings more than 25 years of experience in process management, finance, credit operations, credit policy and change management. Mr. Morem holds a Bachelor of Arts degree from the University of Minnesota and a Master of Business Administration from the University of St. Thomas.

Mr. Linberg serves as Vice President and Chief Technology Officer. In this capacity he is responsible for the architectural direction of ACI products including the formation of platform, middleware and integration strategies. Mr. Linberg joined the Company in 1988 and has served in various technical management roles including Vice President of Payment Systems, Vice President of Architecture and Technology, Vice President of BASE24 Development and Vice President of Network Systems. Prior to joining ACI, Mr. Linberg was Vice President of Research and Development at XRT, Inc., where he led the development of XRT's proprietary fault-tolerant LAN/WAN communications middleware, relational database and 4GL products. Mr. Linberg holds a Bachelor of Science in Business Administration from the University of Delaware.

## ITEM 1A. RISK FACTORS

### Factors That May Affect Our Future Results or the Market Price of Our Common Stock

We operate in a rapidly changing technological and economic environment that presents numerous risks. Many of these risks are beyond our control and are driven by factors that often cannot be predicted. The following discussion highlights some of these risks.

**The software market is a rapidly changing and highly competitive industry, and we may not be able to compete effectively.**

The software market is characterized by rapid change, evolving technologies and industry standards and intense competition. There is no assurance that we will be able to maintain our current market share or customer base. We face intense competition in our business and we expect competition to remain intense in the future. We have many competitors that are significantly larger than us and have significantly greater financial, technical and marketing resources, have well-established relationships with our current or potential customers, advertise aggressively or beat us to the market with new products and services. In addition, we expect that the markets in which we compete will continue to attract new competitors and new technologies. Increased competition in our markets could lead to price reductions, reduced profits, or loss of market share. The current global economic conditions could also result in increased price competition for our products and services.

To compete successfully, we need to maintain a successful research and development effort. If we fail to enhance our current products and develop new products in response to changes in technology and industry standards, bring product enhancements or new product developments to market quickly enough, or accurately predict future changes in our customers' needs and our competitors develop new technologies or products, our products could become less competitive or obsolete.

**One of our most strategic products, BASE24-eps, could prove to be unsuccessful in the market.**

Our BASE24-eps product is strategic for us, in that it is designated to help us win new accounts, replace legacy payments systems on multiple hardware platforms and help us transition our existing customers to a new, open-systems product architecture. Our business, financial condition, cash flows and/or results of operations could be materially adversely affected if we are unable to generate adequate sales of BASE24-eps, if market acceptance of BASE24-eps is delayed, or if we are unable to successfully deploy BASE24-eps in production environments.

**Our future profitability depends on demand for our products; lower demand in the future could adversely affect our business.**

Our revenue and profitability depend on the overall demand for our products and services. Historically, a majority of our total revenues resulted from licensing our BASE24 product line and providing related services and maintenance. Any reduction in demand for, or increase in competition with respect to, the BASE24 product line could have a material adverse effect on our financial condition, cash flows and/or results of operations.

We have historically derived a substantial portion of our revenues from licensing of software products that operate on HP NonStop servers. Any reduction in demand for HP NonStop servers, or any change in strategy by HP related to support of its NonStop servers, could have a material adverse effect on our financial condition, cash flows and/or results of operations.

**Our current credit facility contains restrictions and other financial covenants that limit our flexibility in operating our business.**

Our credit facility contains customary affirmative and negative covenants for credit facilities of this type that limit our ability to engage in specified types of transactions. These covenants limit our ability, and the ability of our subsidiaries, to, among other things: pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments; make certain investments; sell certain assets; create liens; incur additional indebtedness or issue certain preferred shares; consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and enter into certain transactions with our affiliates. Our credit facility also requires us to meet certain quarterly financial tests, including a maximum leverage ratio and a minimum interest coverage ratio. Our credit facility includes customary events of default, including, but not limited to, failure to pay principal or interest, breach of covenants or representations and warranties, cross-default to other indebtedness, judgment default and insolvency. If an event of default occurs under the credit facility, the lenders will be entitled to take various actions, including, but not limited to, demanding payment for all amounts outstanding. If adverse global economic conditions persist or worsen, we could experience decreased revenues from our operations attributable to reduced demand for our products and services and as a result, we could fail to satisfy the financial and other restrictive covenants to which we are subject under our existing credit facility, resulting in an event of default. If we are unable to cure the default or obtain a waiver, we will not be able to access our credit facility and there can be no assurance that we would be able to obtain alternative financing.

**Consolidations and failures in the financial services industry may adversely impact the number of customers and our revenues in the future.**

Mergers, acquisitions and personnel changes at key financial services organizations have the potential to adversely affect our business, financial condition, cash flows, and results of operations. Our business is concentrated in the financial services industry, making us susceptible to consolidation in, or contraction of the number of participating institutions within, that industry. Consolidation activity among financial institutions has increased in recent years and the current financial crisis has resulted in even further consolidation and contraction as financial institutions have failed or have been acquired by or merged with other financial institutions. There are several potential negative effects of increased consolidation activity. Continuing consolidation and failure of financial institutions could cause us to lose existing and potential customers for our products and services. For instance, consolidation of two of our customers could result in reduced revenues if the combined entity were to negotiate greater volume discounts or discontinue use of certain of our products. Additionally, if a non-customer and a customer combine and the combined entity in turn decided to forego future use of our products, our revenues would decline.

**Potential customers may be reluctant to switch to a new vendor, which may adversely affect our growth, both in the U.S. and internationally.**

For banks, financial institutions and other potential customers of our products, switching from one vendor of core financial services software (or from an internally-developed legacy system) to a new vendor is a significant endeavor. Many potential customers believe switching vendors involves too many potential disadvantages such as disruption of business operations, loss of accustomed functionality, and increased costs (including conversion and transition costs). As a result, potential customers may resist change. We seek to overcome this resistance through value enhancing strategies such as a defined conversion/migration process, continued investment in the enhanced functionality of our software and system integration expertise. However, there can be no assurance that our strategies for overcoming potential customers' reluctance to change vendors will be successful, and this resistance may adversely affect our growth, both in the U.S. and internationally.

**Our announcement of the maturity of certain legacy retail payment products may result in decreased customer investment in our products and our strategy to migrate customers to our next generation products may be unsuccessful which may adversely impact our business and financial condition, including the timing of revenue recognition associated with the legacy retail payment products.**

Our announcement related to the maturity of certain retail payment engines may result in customer decisions not to purchase or otherwise invest in these engines, related products and/or services. Alternatively, the maturity of these products may result in delayed customer purchase decisions or the renegotiation of contract terms based upon scheduled maturity activities. In addition, our strategy related to migrating customers to our next generation products may be unsuccessful. Reduced investments in our products, deferral or delay in purchase commitments by our customers or our failure to successfully manage our migration strategy could have a material adverse effect on our business, liquidity and financial condition.

Furthermore, as a result of the maturity announcement, certain up-front fees associated with the legacy payment engines, including initial license fees, may become subject to ratable revenue recognition over time rather than up front at the time of contract. This will result in a delay in the recognition of these up-front fees. Additionally, customers may negotiate terms associated with their migration to BASE24-eps which may cause the recognition of revenue associated with the customer's legacy payment engine to be deferred pending the completion of the migration.

**Management's backlog estimate may not be accurate and may not generate the predicted revenues.**

Estimates of future financial results are inherently unreliable. Our backlog estimates require substantial judgment and are based on a number of assumptions, including management's current assessment of customer and third party contracts that exist as of the date the estimates are made, as well as revenues from assumed contract renewals, to the extent that we believe that recognition of the related revenue will occur within the corresponding backlog period. A number of factors could result in actual revenues being less than the amounts reflected in backlog. Our customers or third party partners may attempt to renegotiate or terminate their contracts for a number of reasons, including mergers, changes in their financial condition, or general changes in economic conditions within their industries or geographic locations, or we may experience delays in the development or delivery of products or services specified in customer contracts. Actual renewal rates and amounts may differ from historical experiences used to estimate backlog amounts. Changes in foreign currency exchange rates may also impact the amount of revenue actually recognized in future periods. Accordingly, there can be no assurance that contracts included in backlog will actually generate the specified revenues or that the actual revenues will be generated within a 12-month or 60-month period. Additionally, because backlog estimates are operating metrics, the estimates are not required to be subject to the same level of internal review or controls as a generally accepted accounting principles ("GAAP") financial measure.

**Failure to obtain renewals of customer contracts or obtain such renewals on favorable terms could adversely affect our results of operations and financial condition.**

Failure to achieve favorable renewals of customer contracts could negatively impact our business. Our contracts with our customers generally run for a period of five years. At the end of the contract term, customers have the opportunity to renegotiate their contracts with us and to consider whether to engage one of our competitors to provide products and services. Failure to achieve high renewal rates on commercially favorable terms could adversely affect our results of operations and financial condition.

**The delay or cancellation of a customer project or inaccurate project completion estimates may adversely affect our operating results and financial performance.**

Any unanticipated delays in a customer project, changes in customer requirements or priorities during the project implementation period, or a customer's decision to cancel a project, may adversely impact our operating results and financial performance. In addition, during the project implementation period, we perform ongoing estimates of the progress being made on complex and difficult projects and documenting this progress is subject to potential inaccuracies. Changes in project completion estimates are heavily dependent on the accuracy of our initial project completion estimates and our ability to evaluate project profits and losses. Any inaccuracies or changes in estimates resulting from changes in customer requirements, delays or inaccurate initial project completion estimates may result in increased project costs and adversely impact our operating results and financial performance.

**Global economic conditions could reduce the demand for our products and services or otherwise adversely impact our cash flows, operating results and financial condition.**

For the foreseeable future, we expect to derive most of our revenue from products and services we provide to the banking and financial services industries. The global electronic payments industry and the banking and financial services industries depend heavily upon the overall levels of consumer, business and government spending. The current economic conditions and the potential for increased or continuing disruptions in these industries as well as the general software sector could result in a decrease in consumers' use of banking services and financial service providers resulting in significant decreases in the demand for our products and services which could adversely affect our business and operating results. A lessening demand in either the overall economy, the banking and financial services industry or the software sector could also result in the implementation by banks and related financial service providers of cost reduction measures or reduced capital spending resulting in longer sales cycles, deferral or delay of purchase commitments for our products and increased price competition which could lead to a material decrease in our future revenues and earnings.

**The volatility and disruption of the capital and credit markets and adverse changes in the global economy may negatively impact our liquidity and our ability to access financing.**

While we intend to finance our operations and growth of our business with existing cash and cash flow from operations, if adverse global economic conditions persist or worsen, we could experience a decrease in cash from operations attributable to reduced demand for our products and services and as a result, we may need to borrow additional amounts under our existing credit facility or we may require additional financing for our continued operation and growth. However, due to the existing uncertainty in the capital and credit markets and the impact of the current economic crisis on our operating results, cash flows and financial conditions, the amount of available unused borrowings under our existing credit facility may be insufficient to meet our needs and/or our access to capital outside of our existing credit facility may not be available on terms acceptable to us or at all. Additionally, if one or more of the financial institutions in our syndicate were to default on its obligation to fund its commitment, the portion of the committed facility provided by such defaulting financial institution would not be available to us. There can be no assurance that alternative financing on acceptable terms would be available to replace any defaulted commitments.

**Our existing levels of debt and debt service requirements may adversely affect our financial condition or operational flexibility and prevent us from fulfilling our obligations under our outstanding indebtedness.**

Our level of debt could have adverse consequences for our business, financial condition, operating results and operational flexibility, including the following: (i) the debt level may cause us to have difficulty borrowing money in the future for working capital, capital expenditures, acquisitions or other purposes; (ii) our debt level may limit operational flexibility and our ability to pursue business opportunities and implement certain business strategies; (iii) we use a large portion of our operating cash flow to pay principal and interest on our credit facility, which reduces the amount of money available to finance operations, acquisitions and other business activities; (iv) we have a higher level of debt than some of our competitors or potential competitors, which may cause a competitive disadvantage and may reduce flexibility in responding to changing business and economic conditions, including increased competition and vulnerability to general adverse economic and industry conditions; (v) our debt has a variable rate of interest, which exposes us to the risk of increased interest rates; (vi) there are significant maturities on our debt that we may not be able to fulfill or that may be refinanced at higher rates; and (vii) if we fail to satisfy our obligations under our outstanding debt or fail to comply with the financial or other restrictive covenants required under our credit facility, an event of default could result that would cause all of our debt to become due and payable and could permit the lenders under our credit facility to foreclose on the assets securing such debt.

**Our balance sheet includes significant amounts of goodwill and intangible assets. The impairment of a significant portion of these assets could negatively affect our financial results.**

Our balance sheet includes goodwill and intangible assets that represent a significant portion of our total assets at December 31, 2012. On at least an annual basis, we assess whether there have been impairments in the carrying value of goodwill and intangible assets. If the carrying value of the asset is determined to be impaired, then it is written down to fair value by a charge to operating earnings. An impairment of a significant portion of goodwill or intangible assets could materially negatively affect our results of operations.

**We may become involved in litigation that could materially adversely affect our business financial condition, cash flows and/or results of operations.**

From time to time, we are involved in litigation relating to claims arising out of our operations. Any claims, with or without merit, could be time-consuming and result in costly litigation. Failure to successfully defend against these claims could result in a material adverse effect on our business, financial condition, results of operations and/or cash flows.

**If we engage in acquisitions, strategic partnerships or significant investments in new business, we will be exposed to risks which could materially adversely affect our business.**

As part of our business strategy, we anticipate that we may acquire new products and services or enhance existing products and services through acquisitions of other companies, product lines, technologies and personnel, or through investments in, or strategic partnerships with, other companies. Any acquisition, investment or partnership, including our recently completed acquisitions of S1, Distra and North Data, and our pending acquisition of Online Resources Corporation ("ORCC"), are subject to a number of risks. Such risks include the diversion of management time and resources, disruption of our ongoing business, potential overpayment for the acquired company or assets, dilution to existing stockholders if our common stock is issued in consideration for an acquisition or investment, incurring or assuming indebtedness or other liabilities in connection with an acquisition which may increase our interest expense and leverage significantly, lack of familiarity with new markets, and difficulties in supporting new product lines.

Further, even if we successfully complete acquisitions, we may encounter issues not discovered during our due diligence process, including product or service quality issues, intellectual property issues and legal contingencies, the internal control environment of the acquired entity may not be consistent with our standards and may require significant time and resources to improve and we may impair relationships with employees and customers as a result of migrating a business or product line to a new owner. We will also face challenges in integrating any acquired business. These challenges include eliminating redundant operations, facilities and systems, coordinating management and personnel, retaining key employees, customers and business partners, managing different corporate cultures, and achieving cost reductions and cross-selling opportunities. There can be no assurance that we will be able to fully integrate all aspects of acquired businesses successfully, realize synergies expected to result from the acquisition, advance our business strategy or fully realize the potential benefits of bringing the businesses together, and the process of integrating these acquisitions may further disrupt our business and divert our resources.

Our failure to successfully manage acquisitions or investments, or successfully integrate acquisitions could have a material adverse effect on our business, financial condition, cash flows and/or results of operations. Correspondingly, our expectations related to the benefits related to our recent acquisitions, prior acquisitions or any other future acquisition or investment could be inaccurate.

**We may experience difficulties integrating ORCC's, which could cause us to fail to realize the anticipated benefits of the acquisitions.**

Achieving the anticipated benefits of our pending acquisition of ORCC will depend in part upon whether we are able to integrate the businesses of the company in an effective and efficient manner. We may not be able to accomplish this integration process smoothly or successfully. The integration of certain operations will take time and will require the dedication of significant management resources, which may temporarily distract management's attention from our routine business.

Any delay or inability of management to successfully integrate the operations of ORCC could compromise our potential to achieve the anticipated long-term strategic benefits of the acquisition and could have a material adverse effect on the business, financial condition, cash flows and results of operations and the market value of our stock after the acquisition.

**Our software products may contain undetected errors or other defects, which could damage our reputation with customers, decrease profitability, and expose us to liability.**

Our software products are complex. Software typically contains bugs or errors that can unexpectedly interfere with the operation of the software products. Our software products may contain undetected errors or flaws when first introduced or as new versions are released. These undetected errors may result in loss of, or delay in, market acceptance of our products and a corresponding loss of sales or revenues. Customers depend upon our products for mission-critical applications, and these errors may hurt our reputation with customers. In addition, software product errors or failures could subject us to product liability, as well as performance and warranty claims, which could materially adversely affect our business, financial condition, cash flows and/or results of operations.

**If our products and services fail to comply with legislation, government regulations and industry standards to which our customers are subject, it could result in a loss of customers and decreased revenue.**

Legislation, governmental regulation and industry standards affect how our business is conducted, and in some cases, could subject us to the possibility of future lawsuits arising from our products and services. Globally, legislation, governmental regulation and industry standards may directly or indirectly impact our current and prospective customers' activities, as well as their expectations and needs in relation to our products and services. For example, our products are affected by VISA and MasterCard electronic payment standards that are generally updated twice annually. In addition, action by government and regulatory authorities such as the Dodd-Frank Wall Street Reform and the Consumer Protection Act relating to financial regulatory reform, as well as legislation and regulation related to credit availability, data usage, privacy, or other related regulatory developments could have an adverse effect on our customers and therefore could have a material adverse effect on our business, financial condition, cash flows and results of operations.

**If we fail to comply with privacy regulations imposed on providers of services to financial institutions, our business could be harmed.**

As a provider of services to financial institutions, we may be bound by the same limitations on disclosure of the information we receive from our customers as apply to the financial institutions themselves. If we are subject to these limitations and we fail to comply with applicable regulations, we could be exposed to suits for breach of contract or to governmental proceedings, our customer relationships and reputation could be harmed, and we could be inhibited in our ability to obtain new customers. In addition, if more restrictive privacy laws or rules are adopted in the future on the federal or state level, or, with respect to our international operations, by authorities in foreign jurisdictions on the national, provincial, state, or other level, that could have an adverse impact on our business.

**If our security measures are breached or become infected with a computer virus, or if our services are subject to attacks that degrade or deny the ability of users to access our products or services, our business will be harmed by disrupting delivery of services and damaging our reputation.**

As part of our business, we electronically receive, process, store, and transmit sensitive business information of our customers. Unauthorized access to our computer systems or databases could result in the theft or publication of confidential information or the deletion or modification of records or could otherwise cause interruptions in our operations. These concerns about security are increased when we transmit information over the Internet. Security breaches in connection with the delivery of our products and services, including products and services utilizing the Internet, or well-publicized security breaches, and the trend toward broad consumer and general public notification of such incidents, could significantly harm our business, financial condition, cash flows and/or results of operations. We cannot be certain that advances in criminal capabilities, discovery of new vulnerabilities, attempts to exploit vulnerabilities in our systems, data thefts, physical system or network break-ins or inappropriate access, or other developments will not compromise or breach the technology protecting our networks and confidential information. Computer viruses have also been distributed and have rapidly spread over the Internet. Computer viruses could infiltrate our systems, disrupting our delivery of services and making our applications unavailable. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in our systems and terminate their agreements with us, and could inhibit our ability to attract new customers.

**We may be unable to protect our intellectual property and technology and may be subject to increasing litigation over our intellectual property rights.**

To protect our proprietary rights in our intellectual property, we rely on a combination of contractual provisions, including customer licenses that restrict use of our products, confidentiality agreements and procedures, and trade secret and copyright laws. Despite such efforts, we may not be able to adequately protect our proprietary rights, or our competitors may independently develop similar technology, duplicate products, or design around any rights we believe to be proprietary. This may be particularly true in countries other than the United States because some foreign laws do not protect proprietary rights to the same extent as certain laws of the United States. Any failure or inability to protect our proprietary rights could materially adversely affect our business.

There has been a substantial amount of litigation in the software industry regarding intellectual property rights. Third parties have in the past, and may in the future, assert claims or initiate litigation related to exclusive patent, copyright, trademark or other intellectual property rights to business processes, technologies and related standards that are relevant to us and our customers. These assertions have increased over time as a result of the general increase in patent claims assertions, particularly in the United States. Because of the existence of a large number of patents in the electronic commerce field, the secrecy of some pending patents and the rapid issuance of new patents, it is not economical or even possible to determine in advance whether a product or any of its components infringes or will infringe on the patent rights of others. Any claim against us, with or without merit, could be time-consuming, result in costly litigation, cause product delivery delays, require us to enter into royalty or licensing agreements or pay amounts in settlement, or require us to develop alternative non-infringing technology.

We anticipate that software product developers and providers of electronic commerce solutions could increasingly be subject to infringement claims, and third parties may claim that our present and future products infringe upon their intellectual property rights. Third parties may also claim, and we are aware that at least two parties have claimed on several occasions, that our customers' use of a business process method which utilizes our products in conjunction with other products infringe on the third-party's intellectual property rights. These third-party claims could lead to indemnification claims against us by our customers. Claims against our customers related to our products, whether or not meritorious, could harm our reputation and reduce demand for our products. Where indemnification claims are made by customers, resistance even to unmeritorious claims could damage the customer relationship. A successful claim by a third-party of intellectual property infringement by us or one of our customers could compel us to enter into costly royalty or license agreements, pay significant damages, or stop selling certain products and incur additional costs to develop alternative non-infringing technology. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could adversely affect our business.

Our exposure to risks associated with the use of intellectual property may be increased for third-party products distributed by us or as a result of acquisitions since we have a lower level of visibility, if any, into the development process with respect to such third-party products and acquired technology or the care taken to safeguard against infringement risks.

**Our revenue and earnings are highly cyclical, our quarterly results fluctuate significantly and we have revenue-generating transactions concentrated in the final weeks of a quarter which may prevent accurate forecasting of our financial results and cause our stock price to decline.**

Our revenue and earnings are highly cyclical causing significant quarterly fluctuations in our financial results. Revenue and operating results are usually strongest during the third and fourth fiscal quarters ending September 30 and December 31 primarily due to the sales and budgetary cycles of our customers. We experience lower revenues, and possible operating losses, in the first and second quarters ending March 31 and June 30. Our financial results may also fluctuate from quarter to quarter and year to year due to a variety of factors, including changes in product sales mix that affect average selling prices; and the timing of customer renewals (any of which may impact the pattern of revenue recognition).

In addition, large portions of our customer contracts are consummated in the final weeks of each quarter. Before these contracts are consummated, we create and rely on forecasted revenues for planning, modeling and earnings guidance. Forecasts, however, are only estimates and actual results may vary for a particular quarter or longer periods of time. Consequently, significant discrepancies between actual and forecasted results could limit our ability to plan, budget or provide accurate guidance, which could adversely affect our stock price. Any publicly-stated revenue or earnings projections are subject to this risk.

**If we experience business interruptions or failure of our information technology and communication systems, the availability of our products and services could be interrupted which could adversely affect our reputation, business and financial condition.**

Our ability to provide reliable service in a number of our businesses depends on the efficient and uninterrupted operation of our data centers, information technology and communication systems, and those of our external service providers. As we continue to grow our On Demand business, our dependency on the continuing operation and availability of these systems increases. Our systems and data centers, and those of our external service providers, could be exposed to damage or interruption from fire, natural disasters, power loss, telecommunications failure, unauthorized entry and computer viruses. Although we have taken steps to prevent system failures and we have installed back-up systems and procedures to prevent or reduce disruption, such steps may not be sufficient to prevent an interruption of services and our disaster recovery planning may not account for all eventualities. Further, our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur.

An operational failure or outage in any of these systems, or damage to or destruction of these systems, which causes disruptions in our services, could result in loss of customers, damage to customer relationships, reduced revenues and profits, refunds of customer charges and damage to our brand and reputation and may require us to incur substantial additional expense to repair or replace damaged equipment and recover data loss caused by the interruption. Any one or more of the foregoing occurrences could have a material adverse effect on our reputation, business, financial condition, cash flows and results of operations.

**We are engaged in offshore software development activities, which may not be successful and which may put our intellectual property at risk.**

As part of our globalization strategy and to optimize available research and development resources, we utilize our Irish subsidiary to serve as the focal point for certain international product development and commercialization efforts. This subsidiary oversees remote software development operations in Romania and elsewhere, as well as manages certain of our intellectual property rights. In additional we manage certain offshore development activities in India. While our experience to date with our offshore development centers has been positive, there is no assurance that this will continue. Specifically, there are a number of risks associated with this activity, including but not limited to the following:

- communications and information flow may be less efficient and accurate as a consequence of the time, distance and language differences between our primary development organization and the foreign based activities, resulting in delays in development or errors in the software developed;
- in addition to the risk of misappropriation of intellectual property from departing personnel, there is a general risk of the potential for misappropriation of our intellectual property that might not be readily discoverable;
- the quality of the development efforts undertaken offshore may not meet our requirements because of language, cultural and experiential differences, resulting in potential product errors and/or delays;
- potential disruption from the involvement of the United States in political and military conflicts around the world; and
- currency exchange rates could fluctuate and adversely impact the cost advantages intended from maintaining these facilities.

**There are a number of risks associated with our international operations that could have a material impact on our operations and financial condition.**

We have historically derived a majority of our revenues from international operations and anticipate continuing to do so. As a result, we are subject to risks of conducting international operations. One of the principal risks associated with international operations is potentially adverse movements of foreign currency exchange rates. Our exposures resulting from fluctuations in foreign currency exchange rates may change over time as our business evolves and could have an adverse impact on our financial condition, cash flows and/or results of operations. We have not entered into any derivative instruments or hedging contracts to reduce exposure to adverse foreign currency changes.

Other potential risks include difficulties associated with staffing and management, reliance on independent distributors, longer payment cycles, potentially unfavorable changes to foreign tax rules, compliance with foreign regulatory requirements, effects of a variety of foreign laws and regulations, including restrictions on access to personal information, reduced protection of intellectual property rights, variability of foreign economic conditions, governmental currency controls, difficulties in enforcing our contracts in foreign jurisdictions, and general economic and political conditions in the countries where we sell our products and services. Some of our products may contain encrypted technology, the export of which is regulated by the United States government. Changes in United States and other applicable export laws and regulations restricting the export of software or encryption technology could result in delays or reductions in our shipments of products internationally. There can be no assurance that we will be able to successfully address these challenges.

**We may face exposure to unknown tax liabilities, which could adversely affect our financial condition, cash flows and/or results of operations.**

We are subject to income and non-income based taxes in the United States and in various foreign jurisdictions. Significant judgment is required in determining our worldwide income tax liabilities and other tax liabilities. In addition, we expect to continue to benefit from implemented tax-saving strategies. We believe that these tax-saving strategies comply with applicable tax law. If the governing tax authorities have a different interpretation of the applicable law and successfully challenge any of our tax positions, our financial condition, cash flows and/or results of operations could be adversely affected.

Two of our foreign subsidiaries are the subject of a tax examination by the local taxing authorities. Other foreign subsidiaries could face challenges from various foreign tax authorities. It is not certain that the local authorities will accept our tax positions. We believe our tax positions comply with applicable tax law and intend to vigorously defend our positions. However, differing positions on certain issues could be upheld by foreign tax authorities, which could adversely affect our financial condition and/or results of operations.

**Our stock price may be volatile.**

Prices on the global financial markets for equity securities declined precipitously since September 2008. No assurance can be given that operating results will not vary from quarter to quarter, and past performance may not accurately predict future performance. Any fluctuations in quarterly operating results may result in volatility in our stock price. Our stock price may also be volatile, in part, due to external factors such as announcements by third parties or competitors, inherent volatility in the technology sector, variability in demand from our existing customers, failure to meet the expectations of market analysts, the level of our operating expenses and changing market conditions in the software industry. In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the stock prices of many technology companies and financial services companies, and these fluctuations sometimes are unrelated to the operating performance of these companies. Broad market fluctuations, as well as industry-specific and general economic conditions may adversely affect the market price of our common stock.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

We lease office space in Naples, Florida, for our principal executive headquarters. The Naples lease expires in 2017. We also lease office space in Omaha, Nebraska, for our principal product development group, sales and support groups for the Americas, as well as our corporate, accounting and administrative functions. The Omaha lease continues through 2028. Our EMEA headquarters is located in Watford, England. The lease for the Watford facility expires at the end of 2023. Our Asia/Pacific headquarters is located in Singapore, with the lease for this facility expiring in fiscal 2014. We also lease office space in numerous other locations in the United States and in many other countries.

We believe that our current facilities are adequate for our present and short-term foreseeable needs and that additional suitable space will be available as required. We also believe that we will be able to renew leases as they expire or secure alternate suitable space. See Note 16, *Commitments and Contingencies*, in the Notes to Consolidated Financial Statements for additional information regarding our obligations under our facilities leases.

## ITEM 3. LEGAL PROCEEDINGS

From time to time, we are involved in various litigation matters arising in the ordinary course of our business. We are not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, we believe would be likely to have a material effect on our financial statements.

## ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

## PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on The NASDAQ Global Select Market under the symbol ACIW. The following table sets forth, for the periods indicated, the high and low sale prices of our common stock as reported by The NASDAQ Global Select Market:

| | Year ended December 31, 2012 | | Year ended December 31, 2011 | |
|---|---|---|---|---|
| | **High** | **Low** | **High** | **Low** |
| Fourth quarter | $43.89 | $38.03 | $31.77 | $25.26 |
| Third quarter | $46.54 | $40.68 | $37.68 | $26.34 |
| Second quarter | $44.21 | $36.94 | $33.77 | $28.95 |
| First quarter | $41.62 | $28.23 | $32.90 | $25.04 |

As of February 25, 2013, there were 341 holders of record of our common stock. A substantially greater number of holders of our common stock are "street name" or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions.

### Dividends

We have never declared nor paid cash dividends on our common stock. We do not presently anticipate paying cash dividends. However, any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend upon our financial condition, capital requirements and earnings, as well as other factors the board of directors may deem relevant. The terms of our current Credit Facility may restrict the payment of dividends subject to the Company meeting certain financial metrics and being in compliance with the events of default provisions of the agreement.

### Issuer Purchases of Equity Securities

The following table provides information regarding the Company's repurchases of its common stock during the three months ended December 31, 2012:

| Period | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Program | Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program (2) |
|---|---|---|---|---|
| October 1 through October 31, 2012 | 362(1) | $46.54 | — | $78,882,000 |
| November 1 through November 30, 2012 | 5,725(1) | 43.26 | — | $78,882,000 |
| December 1 through December 31, 2012 | 1,529(1) | 43.02 | — | $78,882,000 |
| Total | 7,616 | $43.37 | — | |

(1) Pursuant to our 2005 Equity and Performance Incentive Plan, as amended (the "2005 Incentive Plan"), we granted restricted share awards ("RSAs"). These awards have requisite service periods of either three or four years and vest in increments of either 33% or 25% on the anniversary of the grant date. Under each arrangement, stock is issued without direct cost to the employee. During the three months ended December 31, 2012, 22,486 shares of the RSAs vested. We withheld 7,616 of those shares to pay the employees' portion of applicable withholding taxes.

(2) Approximate dollar value remaining based upon the closing stock price on December 31, 2012.

In fiscal 2005, we announced that our board of directors approved a stock repurchase program authorizing us, from time to time as market and business conditions warrant, to acquire up to $80 million of our common stock, and that we intend to use existing cash and cash equivalents to fund these repurchases. In May 2006, our board of directors approved an increase of $30 million to the stock repurchase program, bringing the total of the approved program to $110 million. In March 2007, our board of directors approved an increase of $100 million to its current repurchase authorization, bringing the total authorization to $210 million. In February 2012, our board of directors approved an increase of $52.1 million to its current stock repurchase authorization, bringing the total authorization to $262.1 million. On September 13, 2012, our board of directors approved the repurchase of up to 2,500,000 shares of the Company's common stock, or up to $113.0 million, in place of the remaining repurchase amounts previously authorized. Approximately 1.8 million shares or $78.9 million remains available at December 31, 2012. There is no guarantee as to the exact number of shares that will be repurchased by us. Repurchased shares are returned to the status of authorized but unissued shares of common stock. In March 2005, our board of directors approved a plan under Rule 10b5-1 of the Securities Exchange Act of 1934 to facilitate the repurchase of shares of common stock under the existing stock repurchase program. Under our Rule 10b5-1 plan, we have delegated authority over the timing and amount of repurchases to an independent broker who does not have access to inside information about the Company. Rule 10b5-1 allows us, through the independent broker, to purchase shares at times when we ordinarily would not be in the market because of self-imposed trading blackout periods, such as the time immediately preceding the end of the fiscal quarter through a period three business days following our quarterly earnings release.

**Stock Performance Graph and Cumulative Total Return**

The following table shows a line-graph presentation comparing cumulative stockholder return on an indexed basis with a broad equity market index and either a nationally-recognized industry standard or an index of peer companies selected by us. We selected the S&P 500 Index and the NASDAQ Electronic Components Index for comparison.


Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2012
250.00
200.00
150.00
100.00
50.00
0.00
2007
2008
2009
2010
2011
2012
ACI Worldwide, Inc.
S&P 500 Index - Total Returns
NASDAQ Electronic Components Index

The graph above assumes that a $100 investment was made in our common stock and each index on December 31, 2007, and that all dividends were reinvested. Also included are the respective investment returns based upon the stock and index values as of the end of each year during such five-year period. The information was provided by Zacks Investment Research, Inc. of Chicago, Illinois.

The stock performance graph disclosure above is not considered "filed" with the SEC under the Securities and Exchange Act of 1934, as amended, and is not incorporated by reference in any past or future filing by us under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, unless specifically referenced.

## ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data has been derived from our consolidated financial statements. This data should be read together with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the consolidated financial statements and related notes included elsewhere in this Annual Report. The financial information below is not necessarily indicative of the results of future operations. Future results could differ materially from historical results due to many factors, including those discussed in Item 1A in the section entitled "Risk Factors."

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 (1) | 2011 | 2010 | 2009 | 2008 |
| | (in thousands, except per share data) | | | | |
| **Income Statement Data:** | | | | | |
| Total revenues | $666,579 | $465,095 | $418,424 | $405,755 | $417,653 |
| Net income | $ 48,846 | $ 45,852 | $ 27,195 | $ 19,626 | $ 10,582 |
| Earnings per share: | | | | | |
| Basic | $ 1.26 | $ 1.37 | $ 0.81 | $ 0.57 | $ 0.31 |
| Diluted | $ 1.22 | $ 1.34 | $ 0.80 | $ 0.57 | $ 0.30 |
| Shares used in computing earnings per share: | | | | | |
| Basic | 38,696 | 33,457 | 33,560 | 34,368 | 34,498 |
| Diluted | 39,905 | 34,195 | 33,870 | 34,554 | 34,795 |

| | As of December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| **Balance Sheet Data:** | | | | | |
| Working capital | $ 89,527 | $114,807 | $ 24,045 | $ 78,662 | $ 80,280 |
| Total assets | 1,250,886 | 664,642 | 601,529 | 590,043 | 552,842 |
| Current portion of debt (3) | 17,500 | — | 75,000 | — | — |
| Debt (long-term portion) (2) (3) | 369,064 | 77,058 | 2,790 | 77,408 | 76,014 |
| Stockholders' equity | 534,357 | 317,330 | 255,623 | 236,063 | 213,841 |

(1) The consolidated balance sheet and statement of income for the year ended December 31, 2012 includes the acquisition of S1, North Data and Distra as discussed in Note 2, *Acquisitions*.

(2) Debt (long-term portion) includes long-term capital lease obligations of $0.9 million, $1.8 million, $1.5 million, and $1.0 million as of December 31, 2011, 2010, 2009 and 2008, respectively, which is included in other noncurrent liabilities in the consolidated balance sheets. We have no material capital lease obligations at December 31, 2012.

(3) Our previous revolving credit facility had a maturity date of September 29, 2011; therefore, it was moved to current from long-term as of December 31, 2010. We refinanced this credit facility in the third quarter of 2011 with a new long term credit facility that was replaced with a Credit Agreement in November 2011. The outstanding balance of the Credit Agreement increased in 2012 due to the S1 acquisition. We also financed through a vendor a five-year license agreement during the year ended December 31, 2012 for which $12.2 million is outstanding as of December 31, 2012. Of this balance, $2.9 million is included in other current liabilities and $9.3 million is included in other noncurrent liabilities in the consolidated balance sheets at December 31, 2012. See Note 6, *Debt,* for further discussion.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### OVERVIEW

ACI Worldwide powers electronic payments and banking for nearly 1,650 financial institutions, retailers and processors around the world. Through our integrated suite of software products and hosted services, we deliver a broad range of solutions for electronic payments, transaction banking, mobile, branch and voice banking; fraud detection and trade finance.

In addition to our own products, we distribute, or act as a sales agent for, software developed by third parties. Our products are sold and supported through distribution networks covering three geographic regions – the Americas, EMEA and Asia/Pacific. Each distribution network has its own globally coordinated sales force and supplements its sales force with independent reseller and/or distributor networks. Our products and services are used principally by financial institutions, retailers and electronic payment processors, both in domestic and international markets. Accordingly, our business and operating results are influenced by trends such as information technology spending levels, the growth rate of the electronic payments industry, mandated regulatory changes, and changes in the number and type of customers in the financial services industry. Our products are marketed under the ACI Worldwide and ACI Payment Systems brands.

We derive a majority of our revenues from non-domestic operations and believe we have large opportunities for growth in international markets as well as continued expansion domestically in the United States. Refining our global infrastructure is a critical component of driving our growth. We have launched a globalization strategy which includes elements intended to streamline our supply chain and maximize expertise in several geographic locations to support a growing international customer base and competitive needs. We utilize our Irish subsidiaries to manage certain of our intellectual property rights and to oversee and manage certain international product development and commercialization efforts. We also continue to grow centers of expertise in Timisoara, Romania and Pune and Bangalore in India as well as key operational centers such as Capetown, South Africa and in multiple locations in the United States.

Key trends that currently impact our strategies and operations include:

**Global financial markets uncertainty**. The continuing uncertainty in the global financial markets has negatively impacted general business conditions. It is possible that a weakening economy could adversely affect our customers, their purchasing plans, or even their solvency, but we cannot predict whether or to what extent this will occur. We have diversified counterparties and customers, but we continue to monitor our counterparty and customer risks closely. While the effects of the economic conditions in the future are not predictable, we believe our global presence, the breadth and diversity of our service offerings and our enhanced expense management capabilities position us well in a slower economic climate. Market analysts, such as Boston Consulting Group, indicate that banks now recognize the importance of payments to their business, so providing services for that aspect of the business is of less risk than for other aspects of their business.

**Increasing electronic payment transaction volumes**. Electronic payment volumes continue to increase around the world, taking market share from traditional cash and check transactions. In February 2011 Boston Consulting Group predicted that noncash payment transactions would grow in volume at an annual rate of 9% from $309 billion in 2010 to $740 billion in 2020, with varying growth rates based on the type of payment and part of the world. We leverage the growth in transaction volumes through the licensing of new systems to customers whose older systems cannot handle increased volume and through the licensing of capacity upgrades to existing customers.

**Adoption of real-time delivery**. Customer expectations, from both consumers and corporate, are driving the payments world to more real-time delivery. In the UK, payments sent through the traditional ACH multi day batch service can now be sent through the Faster Payments service giving almost immediate access to the funds and this is being considered in several countries including Singapore and the US. Corporate customers expect real-time information on the status of their payments instead of waiting for an end of day report. And regulators expect banks to be monitoring key measures like liquidity in real time. ACI's focus has always been on the real-time execution of transactions and delivery of information through real-time tools such as dashboards so our experience will be valuable in addressing this trend.

**Increasing competition.** The electronic payments market is highly competitive and subject to rapid change. Our competition comes from in-house information technology departments, third-party electronic payment processors and third-party software companies located both within and outside of the United States. Many of these companies are significantly larger than us and have significantly greater financial, technical and marketing resources. As electronic payment transaction volumes increase, third-party processors tend to provide competition to our solutions, particularly among customers that do not seek to differentiate their electronic payment offerings or are eliminating banks from the payments service reducing the need for our solutions. As consolidation in the financial services industry continues, we anticipate that competition for those customers will intensify.

**Adoption of cloud technology**. In an effort to leverage lower-cost computing technologies some financial institutions, retailers and electronic payment processors are seeking to transition their systems to make use of cloud technology. Currently this is impacting areas such as customer relationship management systems rather than payment services. Our investment in ACI On Demand provides us the grounding to deliver cloud capabilities in the future.

**Electronic payments fraud and compliance**. As electronic payment transaction volumes increase, criminal elements continue to find ways to commit a growing volume of fraudulent transactions using a wide range of techniques. Financial institutions, retailers and electronic payment processors continue to seek ways to leverage new technologies to identify and prevent fraudulent transactions and other attacks such as denial of service attacks. Due to concerns with international terrorism and money laundering, financial institutions in particular are being faced with increasing scrutiny and regulatory pressures. We continue to see opportunity to offer our fraud detection solutions to help customers manage the growing levels of electronic payment fraud and compliance activity.

**Adoption of smartcard technology**. In many markets, card issuers are being required to issue new cards with embedded chip technology, most recently in the United States. Chip-based cards are more secure, harder to copy and offer the opportunity for multiple functions on one card (e.g. debit, credit, electronic purse, identification, health records, etc.). The EMV standard for issuing and processing debit and credit card transactions has emerged as the global standard, with many regions throughout the world working on EMV rollouts. The primary benefit of EMV deployment is a reduction in electronic payment fraud, with the additional benefit that the core infrastructure necessary for multi-function chip cards is being put in place (e.g., chip card readers in ATMs and POS devices) allowing the deployment of other technologies like contactless. We are working with many customers around the world to facilitate EMV deployments, leveraging several of our solutions.

**Single Euro Payments Area ("SEPA").** The SEPA, primarily focused on the European Economic Community and the United Kingdom, is designed to facilitate lower costs for cross-border payments and reduce timeframes for settling electronic payment transactions. Recent moves to set an end date for the transition to SEPA payment mechanisms will drive more volume to these systems with the potential to cause banks to review the capabilities of the systems supporting these payments. Our retail and wholesale banking solutions facilitate key functions that help financial institutions address these mandated regulations.

**Financial institution consolidation**. Consolidation continues on a national and international basis, as financial institutions seek to add market share and increase overall efficiency. Such consolidations have increased, and may continue to increase, in their number, size and market impact as a result of the global economic crisis and the financial crisis affecting the banking and financial industries. There are several potential negative effects of increased consolidation activity. Continuing consolidation of financial institutions may result in a smaller number of existing and potential customers for our products and services. Consolidation of two of our customers could result in reduced revenues if the combined entity were to negotiate greater volume discounts or discontinue use of certain of our products. Additionally, if a non-customer and a customer combine and the combined entity decides to forego future use of our products, our revenue would decline. Conversely, we could benefit from the combination of a non-customer and a customer when the combined entity continues use of our products and, as a larger combined entity, increases its demand for our products and services. We tend to focus on larger financial institutions as customers, often resulting in our solutions being the solutions that survive in the consolidated entity.

**Global vendor sourcing**. Global and regional financial institutions, processors and retailers are aiming to reduce the costs in supplier management by picking suppliers who can service them across all their geographies instead of allowing each country operation to choose suppliers independently. Our global footprint from both customer and a delivery perspective enable us to be successful in this global sourced market. However, projects in these environments tend to be more complex and therefore of higher risk.

**Electronic payments convergence**. As electronic payment volumes grow and pressures to lower overall cost per transaction increase, financial institutions are seeking methods to consolidate their payment processing across the enterprise. We believe that the strategy of using service-oriented-architectures to allow for re-use of common electronic payment functions such as authentication, authorization, routing and settlement will become more common. Using these techniques, financial institutions will be able to reduce costs, increase overall service levels, enable one-to-one marketing in multiple bank channels, leverage volumes for improved pricing and liquidity, and manage enterprise risk. Our product strategy is, in part, focused on this trend, by creating integrated payment functions that can be re-used by multiple bank channels, across both the consumer and wholesale bank. While this trend presents an opportunity for us, it may also expand the competition from third-party electronic payment technology and service providers specializing in other forms of electronic payments. Many of these providers are larger than us and have significantly greater financial, technical and marketing resources.

**Mobile banking and payments**. There is a growing demand for the ability to carry out banking services or make payments using a mobile phone. Our customers have been making use of existing products to deploy mobile banking, mobile payment and mobile commerce and mobile payment solutions for their customers in many countries. In addition, ACI has invested in mobile products of our own and via partnerships to support mobile functionality in the marketplace.

**Availability of credit**. There have been significant disruptions in the capital and credit markets during the past two years and many lenders and financial institutions have reduced or ceased to provide funding to borrowers. The availability of credit, confidence in the entire financial sector, and volatility in financial markets have been adversely affected. These disruptions are likely to have some impact on all institutions in the U.S. banking and financial industries, including our lenders and the lenders of our customers. The Federal Reserve Bank has been providing vast amounts of liquidity into the banking system to compensate for weaknesses in short-term borrowing markets and other capital markets. A reduction in the Federal Reserve's activities or capacity could reduce liquidity in the markets, thereby increasing funding costs or reducing the availability of funds to finance our existing operations as well as those of our customers. We are not currently dependent upon short-term funding, and the limited availability of credit in the market has not affected our revolving credit facility or our liquidity or materially impacted our funding costs.

The banking, financial services and payments industries have come under increased scrutiny from federal, state and foreign lawmakers and regulators in response to the crises in the financial markets and the global recession. In particular, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which was signed into law July 21, 2010, represents a comprehensive overhaul of the U.S. financial services industry and requires the implementation of many new regulations that will have a direct impact on our customers and potential customers. These regulatory changes may create both opportunities and challenges for us. The application of the new regulations on our customers could create an opportunity for us to market our product capabilities and the flexibility of our solutions to assist our customers in addressing these regulations. At the same time, these regulatory changes may have an adverse impact on our operations and our financial results as we adjust our activities in light of increased compliance costs and customer requirements. It is currently too difficult to predict the long term extent to which the Dodd-Frank Act or the resulting regulations will impact our business and the businesses of our current and potential customers.

Several other factors related to our business may have a significant impact on our operating results from year to year. For example, the accounting rules governing the timing of revenue recognition in the software industry are complex and it can be difficult to estimate when we will recognize revenue generated by a given transaction. Factors such as maturity of the software product licensed, payment terms, creditworthiness of the customer, and timing of delivery or acceptance of our products often cause revenues related to sales generated in one period to be deferred and recognized in later periods. For arrangements in which services revenue is deferred, related direct and incremental costs may also be deferred. Additionally, while the majority of our contracts are denominated in the United States dollar, a substantial portion of our sales are made, and some of our expenses are incurred, in the local currency of countries other than the United States. Fluctuations in currency exchange rates in a given period may result in the recognition of gains or losses for that period.

We continue to seek ways to grow through organic sources, partnerships, alliances, and acquisitions. We continually look for potential acquisitions designed to improve our solutions' breadth or provide access to new markets. As part of our acquisition strategy, we seek acquisition candidates that are strategic, capable of being integrated into our operating environment, and financially accretive to our financial performance.

## Acquisitions

### Fiscal 2013 Acquisitions

*Online Resources Corporation*

On January 30, 2013, the Company and Online Resources Corporation ("ORCC") entered into a Transaction Agreement (the "Transaction Agreement") providing for the acquisition of ORCC by the Company. The boards of directors of both ORCC and the Company have approved the Transaction Agreement.

Pursuant to the terms of the Transaction Agreement, we have commenced a tender offer (the "Offer") for all of ORCC's outstanding shares of common stock at a purchase price of $3.85 per ORCC share in cash for approximately $127 million. The Offer is subject to the conditions that there be validly tendered and not withdrawn prior to the expiration date of the Offer, a majority of all of the ORCC shares outstanding and entitled to vote.

The Company and Special Value Opportunities Fund, LLC ("SVOF") entered into a Shareholder Agreement for the Company to acquire the Series A-1 Convertible Preferred Stock of ORCC ("Preferred Stock") held by SVOF. Purchase price for the Preferred Stock is expected to be approximately $130.5 million

The Offer is also subject to the satisfaction of other customary conditions, in accordance with the terms of the Transaction Agreement and the absence of a material adverse effect. The Offer is not subject to any financing condition.

*Profesionales en Transacciones Electronicas S.A*

During the first quarter of 2013, we acquired 100% of Profesionales en Transacciones Electronicas S.A. – Venezuela ("PTESA-V"), 100% of Profesionales en Transacciones Electronicas S.A. – Ecuador ("PTESA-E"), and the ACI related assets of Profesionales en Transacciones Electronicas S.A. – Colombia ("PTESA-C"), collectively "PTESA". PTESA hasa been a long-term partner of the Company, serving customers in South America in sales, service and support functions. The addition of the PTESA team to the Company reinforces its commitment to serve the Latin American market.

PTESA-E and PTESA-V were acquired for $2.8 million. The assets of PTESA-C were acquired for $11.4 million. The acquisition will be accounted for using the acquisition method of accounting with the Company identified as the acquirer.

Factors contributing to the purchase price that resulted in goodwill (a portion of which is not tax deductible) include the acquisition of management, sales, and services personnel with the skills to market and support products of the Company in the Latin America region.

*Distra Pty Ltd*

On September 18, 2012, we closed the acquisition of Distra Pty Ltd ("Distra"). The Distra Universal Payments Platform delivers a fault-tolerant, Service-Oriented Architecture (SOA)-based payments platform that helps to significantly reduce the risk and cost of payments transformation without compromising security, performance, scalability and reliability. The integration of ACI and Distra technologies will enable financial institutions, processors and retailers to enhance the flexibility and performance of their existing payments infrastructure to address market needs, such as mobile, social channels and payment service hubs. In addition, this acquisition will enable ACI's payment products to integrate more tightly with customers' enterprise architectures, reducing their total cost of ownership. The aggregate purchase price of Distra was $49.8 million, which was paid with existing cash balances.

*North Data Uruguay S.A.*

On May 24, 2012, we closed the acquisition of North Data Uruguay S.A. ("North Data"). North Data had been a long-term partner of ours, serving customers in South America in sales, service and support functions. The addition of the North Data team to the Company reinforces its commitment to serve the Latin American market.

The aggregate purchase price of North Data was $4.6 million, which included cash acquired of $0.1 million.

*S1 Corporation*

On February 10, 2012, we completed the exchange offer for S1 Corporation and all its subsidiaries. The acquisition was effectively closed on February 13, 2012 for approximately $368.7 million in cash and 5.9 million shares of our stock, including 95,500 shares reissued from Treasury stock, resulting in a total purchase price of $587.3 million (the "Merger"). The combination of the Company and S1 will create a leader in the global enterprise payments industry. The combined company will have enhanced scale, breadth and additional capabilities, as well as a complementary suite of products that will better serve the entire spectrum of financial institutions, processors and retailers.

We used $73.7 million of our cash balance for the acquisition in addition to $295.0 million of senior bank financing arranged through Wells Fargo Securities, LLC. See Note 6, *Debt*, for terms of the financing arrangement.

The acquisition of S1 positions us as a full-service global leader of financial and payment solutions, with the ability to deliver the broadest suite of payment offerings globally targeting financial organizations, processors and retailers – supported by a global team of expert, local employees. S1 brings to the Company a highly complementary set of products, strong global capabilities and success with a range of financial institutions and retailers.

We have achieved annual cost synergies of approximately $48 million with the integration of S1. We anticipate we will achieve an additional $5 million in cost synergies as a result of IT, facilities, and data center consolidations in future periods. In addition, the increased global scale and expected cost savings are expected to generate margin expansion.

## Backlog

Included in backlog estimates are all software license fees, maintenance fees and services specified in executed contracts, as well as revenues from assumed contract renewals to the extent that we believe recognition of the related revenue will occur within the corresponding backlog period. We have historically included assumed renewals in backlog estimates based upon automatic renewal provisions in the executed contract and our historic experience with customer renewal rates.

Our 60-month backlog estimate represents expected revenues from existing customers using the following key assumptions:

- Maintenance fees are assumed to exist for the duration of the license term for those contracts in which the committed maintenance term is less than the committed license term.
- License and facilities management arrangements are assumed to renew at the end of their committed term at a rate consistent with our historical experiences.
- Non-recurring license arrangements are assumed to renew as recurring revenue streams.
- Foreign currency exchange rates are assumed to remain constant over the 60-month backlog period for those contracts stated in currencies other than the U.S. dollar.
- Our pricing policies and practices are assumed to remain constant over the 60-month backlog period.

In computing our 60-month backlog estimate, the following items are specifically not taken into account:

- Anticipated increases in transaction volumes in customer systems.
- Optional annual uplifts or inflationary increases in recurring fees.
- Services engagements, other than facilities management, are not assumed to renew over the 60-month backlog period.
- The potential impact of merger activity within our markets and/or customers.

We review our customer renewal experience on an annual basis. The impact of this review and subsequent update may result in a revision to the renewal assumptions used in computing the 60-month and 12-month backlog estimates. In the event a revision to renewal assumptions is determined to be necessary, prior periods will be adjusted for comparability purposes. Based on our annual review of customer renewal experience completed during the three months ended December 31, 2012, backlog results for all reported periods have been updated to reflect our most current customer renewal experience.

The following table sets forth our 60-month backlog estimate, by geographic region, as of December 31, 2012, September 30, 2012, June 30, 2012, March 31, 2012, and December 31, 2011 (in millions). Dollar amounts reflect foreign currency exchange rates as of each period end.

| | December 31, 2012 | September 30, 2012 | June 30, 2012 | March 31, 2012 | December 31, 2011 |
|---|---|---|---|---|---|
| Americas | $1,429 | $1,419 | $1,414 | $1,405 | $ 912 |
| EMEA | 719 | 686 | 653 | 669 | 514 |
| Asia/Pacific | 268 | 262 | 239 | 243 | 191 |
| Total | $2,416 | $2,367 | $2,306 | $2,317 | $1,617 |

Included in our 60-month backlog estimates are amounts expected to be recognized during the initial license term of customer contracts ("committed backlog") and amounts expected to be recognized from assumed renewals of existing customer contracts ("renewal backlog"). Amounts expected to be recognized from assumed contract renewals are based on our historical renewal experience.

The following table sets forth our 60-month committed backlog and renewal backlog estimates as of December 31, 2012, September 30, 2012, June 30, 2012, March 31, 2012 and December 31, 2011 (in millions). The December 31, 2012 60-month backlog estimate includes approximately $752 million as a result of the acquisition of S1. Dollar amounts reflect foreign currency exchange rates as of each period end.

| | December 31, 2012 | September 30, 2012 | June 30, 2012 | March 31, 2012 | December 31, 2011 |
|---|---|---|---|---|---|
| Committed | $1,324 | $1,122 | $1,096 | $1,117 | $ 952 |
| Renewal | 1,092 | 1,245 | 1,210 | 1,200 | 665 |
| Total | $2,416 | $2,367 | $2,306 | $2,317 | $1,617 |

We also estimate 12-month backlog, segregated between monthly recurring and non-recurring revenues, using a methodology consistent with the 60-month backlog estimate. Monthly recurring revenues include all monthly license fees, maintenance fees and processing services fees. Non-recurring revenues include other software license fees and services. Amounts included in our 12-month backlog estimate assume renewal of one-time license fees on a monthly fee basis if such renewal is expected to occur in the next 12 months. The following table sets forth our 12-month backlog estimate, by geographic region, as of December 31, 2012 and 2011 (in millions). The December 31, 2012 12-month backlog estimate includes approximately $188 million as a result of the acquisition of S1. For all periods reported, approximately 90% of our 12-month backlog estimate is committed backlog and approximately 10% of our 12-month backlog estimate is renewal backlog. Dollar amounts reflect currency exchange rates as of each period end.

| | December 31, 2012 | | | December 31, 2011 | | |
|---|---|---|---|---|---|---|
| | Monthly Recurring | Non- Recurring | Total | Monthly Recurring | Non- Recurring | Total |
| Americas | $277 | $ 69 | $346 | $183 | $ 47 | $230 |
| EMEA | 143 | 37 | 180 | 97 | 43 | 140 |
| Asia/Pacific | 53 | 17 | 70 | 38 | 16 | 54 |
| Total | $473 | $123 | $596 | $318 | $106 | $424 |

Estimates of future financial results are inherently unreliable. Our backlog estimates require substantial judgment and are based on a number of assumptions as described above. These assumptions may turn out to be inaccurate or wrong, including for reasons outside of management's control. For example, our customers may attempt to renegotiate or terminate their contracts for a number of reasons, including mergers, changes in their financial condition, or general changes in economic conditions in the customer's industry or geographic location, or we may experience delays in the development or delivery of products or services specified in customer contracts which may cause the actual renewal rates and amounts to differ from historical experiences. Changes in foreign currency exchange rates may also impact the amount of revenue actually recognized in future periods. Accordingly, there can be no assurance that amounts included in backlog estimates will actually generate the specified revenues or that the actual revenues will be generated within the corresponding 12-month or 60-month period. Additionally, because backlog estimates are operating metrics, the estimates are not required to be subject to the same level of internal review or controls as a GAAP financial measure.

## RESULTS OF OPERATIONS

The following table presents the consolidated statements of income as well as the percentage relationship to total revenues of items included in our Consolidated Statements of Income (amounts in thousands):

| | Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2012 | | 2011 | | 2010 | |
| | Amount | % of Total Revenue | Amount | % of Total Revenue | Amount | % of Total Revenue |
| Revenues: | | | | | | |
| Initial license fees (ILFs) | $125,697 | 18.9% | $ 74,190 | 16.0% | $ 61,748 | 14.8% |
| Monthly license fees (MLFs) | 96,149 | 14.4% | 115,630 | 24.9% | 102,811 | 24.6% |
| Software license fees | 221,846 | 33.3% | 189,820 | 40.8% | 164,559 | 39.3% |
| Maintenance fees | 199,876 | 30.0% | 148,357 | 31.9% | 135,523 | 32.4% |
| Services | 131,536 | 19.7% | 79,770 | 17.2% | 73,989 | 17.7% |
| Software hosting fees | 113,321 | 17.0% | 47,148 | 10.1% | 44,353 | 10.6% |
| Total revenues | 666,579 | 100.0% | 465,095 | 100.0% | 418,424 | 100.0% |
| Expenses: | | | | | | |
| Cost of software license fees | 23,592 | 3.5% | 15,418 | 3.3% | 12,591 | 3.0% |
| Cost of maintenance, services and hosting fees | 202,052 | 30.3% | 118,866 | 25.6% | 117,132 | 28.0% |
| Research and development | 133,759 | 20.1% | 90,176 | 19.4% | 74,076 | 17.7% |
| Selling and marketing | 87,054 | 13.1% | 80,922 | 17.4% | 70,553 | 16.9% |
| General and administrative | 108,747 | 16.3% | 71,425 | 15.4% | 70,096 | 16.8% |
| Depreciation and amortization | 37,003 | 5.6% | 22,057 | 4.7% | 20,328 | 4.9% |
| Total expenses | 592,207 | 88.8% | 398,864 | 85.8% | 364,776 | 87.2% |
| Operating income | 74,372 | 11.2% | 66,231 | 14.2% | 53,648 | 12.8% |
| Other income (expense): | | | | | | |
| Interest income | 914 | 0.1% | 1,315 | 0.3% | 665 | 0.2% |
| Interest expense | (10,417) | -1.6% | (2,431) | -0.5% | (1,996) | -0.5% |
| Other, net | 399 | 0.1% | (802) | -0.2% | (3,615) | -0.9% |
| Total other income (expense) | (9,104) | -1.4% | (1,918) | -0.4% | (4,946) | -1.2% |
| Income before income taxes | 65,268 | 9.8% | 64,313 | 13.8% | 48,702 | 11.6% |
| Income tax expense | 16,422 | 2.5% | 18,461 | 4.0% | 21,507 | 5.1% |
| Net income | $ 48,846 | 7.3% | $ 45,852 | 9.9% | $ 27,195 | 6.5% |

### Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

#### Revenues

Total revenues for the year ended December 31, 2012 increased $201.5 million, or 43.3%, as compared to the same period in 2011. The increase is the result of a $32.0 million, or 16.9%, increase in software license fee revenue, a $51.5 million, or 34.7%, increase in maintenance fee revenue, a $51.8 million, or 64.9%, increase in services revenue and a $66.2 million, or 140.4%, increase in software hosting fee revenues.

The increase in total revenues for the year ended December 31, 2012 as compared to the year ended December 31, 2011 was due to a $106.5 million, or 43.1%, increase in the Americas reportable segment, a $53.1 million, or 32.2%, increase in the EMEA reportable segment and a $41.8 million, or 76.8%, increase in the Asia/Pacific reportable segment.

The addition of S1 contributed $161.9 million, or 34.8%, of the increase in total revenues for the year ended December 31, 2012. Excluding the impact of the addition of S1, total revenues for the year ended December 31, 2012 increased $39.6 million, or 8.5%. The increase in total revenues, excluding the addition of S1, is primarily due to increased sales and an increase in the number and size of projects that were completed and recognized during the year ended December 31, 2012 as compared to the same period in 2011.

*Software License Fee Revenues*

Customers purchase the right to license ACI software for the term of their agreement which term is generally 60 months. Within these agreements are specified capacity limits typically based on customer transaction volume. ACI employs measurement tools that monitor the number of transactions processed by customers and if contractually specified limits are exceeded, additional fees are charged for the overage. Capacity overages may occur at varying times throughout the term of the agreement depending on the product, the size of the customer, and the significance of customer transaction volume growth. Depending on specific circumstances, multiple overages or no overages may occur during the term of the agreement.

As a result of the maturation of certain retail payment engine products, certain of our initial license fees are being recognized ratably over an extended period. Initial license and capacity fees that are recognized as revenue ratably over an extended period are included in our monthly license fee revenues. Due to the relative size and varying periods over which these revenues are being recognized, our MLF revenues have decreased as compared to the same period in 2011.

*Initial License Fee (ILF) Revenue*

ILF revenue includes license and capacity revenues that do not recur on a monthly or quarterly basis. Included in ILF revenues are license and capacity fees that are recognizable at the inception of the agreement and license and capacity fees that are recognizable at interim points during the term of the agreement, including those that are recognizable annually due to negotiated customer payment terms. ILF revenues during the year ended December 31, 2012 compared to the same period in 2011, increased by $51.5 million, or 69.4%, of which $6.1 million, or 8.2% was due to the addition of S1. All reportable segments experienced increases in ILF revenues with the Americas, EMEA and Asia/Pacific reportable segments increasing by $4.3 million, $32.1 million and $15.1 million, respectively. The increase in ILF revenues in the Asia/Pacific reportable segment is largely attributable to customers converting from perpetual license arrangements to term and transaction based license arrangements during the year ended December 31, 2012 as compared to the same period in 2011. Included in the above are capacity related revenue increases of $9.4 million, $17.7 million and $1.3 million in the Americas, EMEA and Asia/Pacific reportable segments, respectively, in the year ended December 31, 2012 as compared to the same period in 2011.

*Monthly License Fee (MLF) Revenue*

MLF revenues are license and capacity revenues that are paid monthly or quarterly due to negotiated customer payment terms as well as initial license and capacity fees that are recognized as revenue ratably over an extended period as MLF revenue. MLF revenues decreased $19.5 million, or 16.8%, during the year ended December 31, 2012, as compared to the same period in 2011 with the Americas and EMEA reportable segments decreasing by $5.0 million and $16.4 million, respectively, partially offset by an increase in the Asia/Pacific reportable segment of $1.9 million. MLF revenue increased $5.0 million, or 4.3%, due to the addition of S1. The decrease in MLF revenues is primarily due to a decrease in the amount of ILF revenue that is being recognized ratably over an extended period as a result of the maturation of certain retail payment engine products.

*Maintenance Fee Revenue*

Maintenance fee revenue includes standard and enhanced maintenance or any post contract support fees received from customers for the provision of product support services. Maintenance fee revenues during the year ended December 31, 2012, as compared to the same period in 2011 increased $51.5 million, or 34.7%, of which $48.3 million, or 32.6%, was due to the addition of S1. Maintenance fee revenue increased in the Americas, EMEA and Asia/Pacific reportable segments by $26.6 million, $13.6 million and $11.3 million, respectively. Increases in maintenance fee revenues are primarily driven by increases in our customer installation base, expanded product usage from existing customers, and increased adoption of enhanced support programs.

*Services Revenue*

Services revenue includes fees earned through implementation services, professional services and facilities management services. Implementation services include product installations, product configurations, and retrofit custom software modifications ("CSM's"). Professional services include business consultancy, technical consultancy, on-site support services, CSM's, product education, and testing services. These services include new customer implementations as well as existing customer migrations to new products or new releases of existing products. During the period in which non-essential services revenue is being deferred, direct and incremental costs related to the performance of these services are also being deferred. During the period in which essential services revenue is being deferred, direct and indirect costs related to the performance of these services are also being deferred.

Services revenue during the year ended December 31, 2012 as compared to the same period in 2011 increased by $51.8 million, or 64.9%, of which $43.3 million, or 54.2%, was due to the addition of S1. Implementation and professional services increased in the Americas, EMEA and Asia/Pacific reportable segment by $19.3 million, $19.0 million and $13.5 million, respectively.

*Software Hosting Fee Revenue*

Software hosting fee revenue includes fees earned through hosting and on-demand arrangements. All revenues from hosting and on-demand arrangements that do not qualify for treatment as separate units of accounting, which include set-up fees, implementation or customization services, and product support services, are included in software hosting fee revenue.

Software hosting fee revenue during the year ended December 31, 2012 as compared to the same period in 2011 increased $66.2 million, or 140.4%, of which $59.2 million, or 125.6%, was due to the addition of S1. The remaining increase is primarily in the Americas reportable segment and can be attributed to new customers adopting our on-demand or hosted offerings and existing customers adding new functionality or services.

**Expenses**

Total operating expenses for the year ended December 31, 2012 increased $193.3 million, or 48.5%, as compared to the same period of 2011. Included in operating expenses for the year ended December 31, 2012 were approximately $159.0 million of operating expenses related to the addition of S1. Additionally, there were approximately $31.5 million and $6.7 million of one-time expenses incurred in the year ended December 31, 2012, and December 31, 2011, respectively. Included in the $31.5 million of one-time expenses for the year ended December 31, 2012 were $14.2 million of severance expense and accelerated share-based compensation expense, $4.1 million related to investment banking fees, $5.4 million related to IT outsource termination charges and data center relocations, $4.9 million related to facility termination charges and $2.9 million of additional professional fees related to the acquisition of S1. Excluding these expenses, total operating expenses increased $9.5 million in the year ended December 31, 2012 compared to the same period in 2011.

*Cost of Software License Fees*

The cost of software licenses for our products sold includes third-party software royalties as well as the amortization of purchased and developed software for resale. In general, the cost of software licenses for our products is minimal because we internally develop most of the software components, the cost of which is reflected in research and development expense as it is incurred as technological feasibility coincides with general availability of the software components.

Cost of software licenses fees increased $8.2 million, or 53.0%, in the year ended December 31, 2012 compared to the same period in 2011 primarily from $7.5 million of amortization for S1 acquisition software.

*Cost of Maintenance, Services and Hosting Fees*

Cost of maintenance, services and hosting fees includes costs to provide hosting services and both the costs of maintaining our software products as well as the service costs required to deliver, install and support software at customer sites. Maintenance costs include the efforts associated with providing the customer with upgrades, 24-hour help desk, post go-live (remote) support and production-type support for software that was previously installed at a customer location. Service costs include human resource costs and other incidental costs such as travel and training required for both pre go-live and post go-live support. Such efforts include project management, delivery, product customization and implementation, installation support, consulting, configuration, and on-site support.

Cost of maintenance, services, and hosting fees increased $83.2 million, or 70.0%, in the year ended December 31, 2012 compared to the same period in 2011 primarily as a result of $77.7 million from the addition of S1 and $6.6 million from an increase in the recognition of deferred costs associated with various go-live events.

*Research and Development*

Research and development ("R&D") expenses are primarily human resource costs related to the creation of new products, improvements made to existing products as well as compatibility with new operating system releases and generations of hardware.

Research and development expense increased $43.6 million, or 48.3%, in the year ended December 31, 2012 compared to the same period in 2011 primarily as a result of $36.8 million from the addition of S1 and $6.8 million in increased personnel costs.

*Selling and Marketing*

Selling and marketing includes both the costs related to selling our products to current and prospective customers as well as the costs related to promoting the Company, its products and the research efforts required to measure customers' future needs and satisfaction levels. Selling costs are primarily the human resource and travel costs related to the effort expended to license our products and services to current and potential clients within defined territories and/or industries as well as the management of the overall relationship with customer accounts. Selling costs also include the costs associated with assisting distributors in their efforts to sell our products and services in their respective local markets. Marketing costs include costs needed to promote the Company and its products as well as perform or acquire market research to help us better understand what products our customers are looking for in the future. Marketing costs also include the costs associated with measuring customers' opinions toward the Company, our products and personnel.

Selling and marketing expense increased $6.1 million, or 7.6%, in the year ended December 31, 2012 compared to the same period in 2011 primarily as a result of $12.0 million from the addition of S1, partially offset by a $5.9 million decrease in personnel related expenses.

*General and Administrative*

General and administrative expenses are primarily human resource costs including executive salaries and benefits, personnel administration costs, and the costs of corporate support functions such as legal, administrative, human resources and finance and accounting.

General and administrative expense increased $37.3 million, or 52.3%, in the year ended December 31, 2012 compared to the same period in 2011. There were approximately $31.5 million and $6.7 million of one-time expenses incurred in the year ended December 31, 2012, and December 31, 2011, respectively. Included in the $31.5 million of one-time expenses for the year ended December 31, 2012 were $14.2 million of severance expense and accelerated share-based compensation expense, $4.1 million related to investment banking fees, $5.4 million related to IT outsource termination charges, and data center relocations, $4.9 million related to facility termination charges and $2.9 million of additional professional fees related to the acquisition of S1. Additionally, $11.3 million of the increase was the result of the addition of S1. Excluding these expenses, total general and administrative expenses increased $1.2 million in the year ended December 31, 2012 compared to the same period in 2011, primarily due to increased personnel related expenses.

*Depreciation and Amortization*

Depreciation and amortization expense increased $14.9 million, or 67.8%, in the year ended December 31, 2012 compared to the same period in 2011 primarily as a result of $12.7 million from the addition of S1 and $1.1 million from the addition of North Data and Distra acquisition intangible amortization.

**Other Income and Expense**

Interest income for the year ended December 31, 2012 decreased $0.4 million, or 30.5%, as compared to the same period in 2011. The decrease in interest income is primarily due to $0.5 million in interest related to a tax refund recognized during the year ended December 31, 2011.

Interest expense for the year ended December 31, 2012 increased $8.0 million as compared to the same period in 2011 due to the increased debt used to partially fund the S1 acquisition during the first quarter of 2012.

Other, net consists of foreign currency losses and other non-operating items. Other income (expense) for the years ended December 31, 2012 and 2011 were $0.4 million and $(0.8) million, respectively. We realized a gain of $1.6 million on the shares of S1 stock previously held as available-for-sale during the year ended December 31, 2012.

***Income Taxes***

The effective tax rates for the years ended December 31, 2012 and 2011 were approximately 25.2% and 28.7%, respectively. Our effective tax rate each year varies from our federal statutory rate because we operate in multiple foreign countries where we apply their tax laws and rates which vary from those that we apply to the income we generate from our domestic operations. Of the foreign jurisdictions in which we operate, our December 31, 2012 and 2011 effective tax rates were most impacted by our operations in Canada, Ireland and United Kingdom where the tax rates are significantly less than the United States. The effective tax rate for the year ended December 31, 2012 was positively impacted by a $1.6 million release of an accrued tax liability and a favorable adjustment of $1.7 million to the Company's uncertain tax positions. The accrued tax liability and the accrual for uncertain positions are no longer required as the statute of limitations expired for the tax returns to which they are associated during 2012. The effective tax rate for the year ended December 31, 2011 was positively impacted by the release of a $3.1 million liability due to the expiration of a contractual obligation related to the transfer of certain intellectual property rights from the United States to non-United States entities. The effective tax rate for the year ended December 31, 2011 was also positively impacted by a favorable adjustment of $4.4 million to our reserve for uncertain tax positions partially offset by the reversal of related deferred tax assets of $2.4 million.

### Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

#### Revenues

Total revenues for the year ended December 31, 2011 increased $46.7 million, or 11.2%, as compared to the same period in 2010. The increase is the result of a $25.3 million, or 15.4%, increase in software license fee revenue, a $12.8 million, or 9.5%, increase in maintenance fee revenue, a $5.8 million, or 7.8%, increase in services revenue and a $2.8 million, or 6.3%, increase in software hosting fee revenues.

The increase in total revenues for the year ended December 31, 2011 as compared to the year ended December 31, 2010 was due to a $24.1 million, or 10.9%, increase in the Americas reportable segment, a $14.4 million, or 9.5%, increase in the EMEA reportable segment and a $8.2 million, or 17.7%, increase in the Asia/Pacific reportable segment. The increase in total revenues for all reportable segments is primarily due to increased sales and an increase in the number and size of projects that were completed and recognized during the year ended December 31, 2011 as compared to the same period in 2010.

*Initial License Fee (ILF) Revenue*

ILF revenue includes license and capacity revenues that do not recur on a monthly or quarterly basis. Included in ILF revenues are license and capacity fees that are recognizable at the inception of the agreement and license and capacity fees that are recognizable at interim points during the term of the agreement, including those that are recognizable annually due to negotiated customer payment terms. ILF revenues during the year ended December 31, 2011 compared to the same period in 2010, increased by $12.4 million, or 20.1%. All reportable operating segments experienced increases in ILF revenues with the Americas, EMEA and Asia/Pacific reportable operating segments increasing by $6.5 million, $1.1 million and $4.8 million, respectively. The increase in ILF revenues in the Asia/Pacific reportable operating segment is largely attributable to customers converting from perpetual license arrangements to term and transaction based license arrangements during the year ended December 31, 2011 as compared to the same period in 2010. Included in the above are capacity related revenue increases of $1.0 million and $3.8 million in the Americas and Asia/Pacific reportable operating segments, respectively, offset by a decrease of $5.3 million in the EMEA reportable operating segment within the year ended December 31, 2011 as compared to the same period in 2010.

*Monthly License Fee (MLF) Revenue*

MLF revenues are license and capacity revenues that are paid monthly or quarterly due to negotiated customer payment terms as well as initial license and capacity fees that are recognized as revenue ratably over an extended period as MLF revenue. MLF revenues increased $12.8 million, or 12.5%, during the year ended December 31, 2011, as compared to the same period in 2010 with the Americas, EMEA and Asia/Pacific reportable operating segments increasing by $3.2 million, $9.5 million and $0.1 million, respectively. The increase in MLF revenues is primarily due to an increase in the amount of ILF revenue that is being recognized ratably over an extended period as a result of the maturation of certain retail payment engine products.

*Maintenance Fee Revenue*

Maintenance fee revenue includes standard and enhanced maintenance or any post contract support fees received from customers for the provision of product support services. Maintenance fee revenues increased $12.8 million, or 9.5%, during the year ended December 31, 2011, as compared to the same period in 2010. Maintenance fee revenue increased in the Americas, EMEA and Asia/Pacific reportable segments by $8.7 million, $4.0 million and $0.1 million, respectively. Increases in maintenance fee revenues are primarily driven by increases in our customer installation base, expanded product usage from existing customers, and increased adoption of enhanced support programs.

*Services Revenue*

Services revenue increased by $5.8 million, or 7.8%, for the year ended December 31, 2011 as compared to the same period in 2010. Implementation and professional services increased in the Americas and Asia/Pacific reportable segment by $3.4 million and $3.1 million, respectively, offset by a decrease of $0.7 million in the EMEA reportable segment.

*Software Hosting Fee Revenue*

Software hosting fee revenue increased $2.8 million, or 6.3%, for the year ended December 31, 2011 as compared to the same period in 2010. The increase is primarily in the Americas operating segment and can be attributed to new customers adopting our on-demand or hosted offerings and existing customers adding new functionality or services.

**Expenses**

Total operating expenses for the year ended December 31, 2011 increased $34.1 million, or 9.3%, as compared to the same period in 2010. Total expenses increased primarily as a result of a $16.1 million, or 21.7%, increase in research and development costs, a $10.4 million, or 14.7%, increase in selling and marketing, a $2.8 million, or 22.5%, increase in the cost of software license fees, a $1.7 million or 1.5%, increase in the cost of maintenance, services and hosting fees, a $1.7 million, or 8.5% increase in depreciation and amortization and a $1.3 million, or 1.9%, increase in general and administrative expenses.

*Cost of Software License Fees*

Cost of software licenses fees increased $2.8 million, or 22.5%, for the year ended December 31, 2011 compared to the same period in 2010. Third-party software royalty expense increased $2.5 million as a result of an increase in license revenue associated with certain products that include a corresponding royalty expense. Purchased or developed technology for resale amortization increased $0.3 million in the year ended December 31, 2011 primarily as a result of the acquisition of ISD.

*Cost of Maintenance, Services and Hosting Fees*

Cost of maintenance, services, and hosting fees for the year ended December 31, 2011 increased $1.7 million, or 1.5%, compared to the same period in 2010 primarily due to $2.9 million in increased personnel related costs partially offset by a $0.4 million increase in net deferred expenses associated with project implementations and a $0.7 million decrease in third-party maintenance and services related fees.

*Research and Development*

R&D expense for the year ended December 31, 2011 increased $16.1 million, or 21.7%, as compared to the same period in 2010. This increase is due to $7.3 million in increased personnel related costs, a $7.2 million decrease in net deferred expenses associated with various product development efforts, a $1.4 million increase in third party contractors, and a $0.2 million increase in professional fees.

*Selling and Marketing*

Selling and marketing expense for the year ended December 31, 2011 increased $10.4 million, or 14.7%, compared to the same period in 2010 due to increased personnel related costs primarily as a result of increased sales.

*General and Administrative*

General and administrative expense for the year ended December 31, 2011 increased $1.3 million, or 1.9%, compared to the same period in 2010 due to $6.7 million of professional fees related to S1 acquisition activities and a $2.1 million increase in other professional fees partially offset by a $3.2 million decrease in bad debt expense and a $4.3 million decrease in personnel related expenses.

*Depreciation and Amortization*

Depreciation and amortization expense for the year ended December 31, 2011 increased $1.7 million, or 8.5%, compared to the same period in 2010 as a result of higher capital expenditures.

**Other Income and Expense**

Interest income for the year ended December 31, 2011 increased $0.7 million, or 97.7%, as compared to the same period in 2010. The increase in interest income is primarily due to $0.5 million in interest related to a tax refund recognized during the year ended December 31, 2011 as compared to the same period in 2010.

Interest expense for the year ended December 31, 2011 increased $0.4 million, or 21.8%, as compared to the same period in 2010 due to higher amortization of financing costs related to securing financing in anticipation of acquiring S1.

Other expense consists of foreign currency losses and other non-operating items. Other expense for the years ended December 31, 2011 and 2010 were $0.8 million and $3.6 million, respectively. Comparative changes in other expense amounts were attributable to fluctuating currency rates which impacted the amounts of foreign currency losses recognized by us during the respective fiscal years and the loss on the change in fair value of our interest rate swaps which expired on October 4, 2010. We realized net foreign currency losses of $0.8 million and $3.2 million during the years ended December 31, 2011 and 2010, respectively. We realized losses on the change in the fair value of interest rate swaps of $0.2 million during the year ended December 31, 2010.

***Income Taxes***

The effective tax rates for the years ended December 31, 2011 and 2010 were approximately 28.7% and 44.2%, respectively. Our effective tax rate each year varies from our federal statutory rate because we operate in multiple foreign countries where we apply their tax laws and rates which vary from those that we apply to the income we generate from our domestic operations. Of the foreign jurisdictions in which we operate, our December 31, 2011 effective tax rate was most impacted by our operations in Canada, Ireland and United Kingdom, while the effective tax rate for December 31, 2010 was most impacted by our operations in Ireland and United Kingdom. The effective tax rate for the year ended December 31, 2011 was positively impacted by the release of a $3.1 million liability due to the expiration of a contractual obligation related to the transfer of certain intellectual property rights from the United States to non-United States entities. The effective tax rate for the year ended December 31, 2011 was also positively impacted by a favorable adjustment of $4.4 million to our reserve for uncertain tax positions partially offset by the reversal of related deferred tax assets of $2.4 million. The effective tax rate for the year ended December 31, 2010 was negatively impacted by our inability to recognize income tax benefits during the period resulting from losses sustained in certain tax jurisdictions where the future utilization of the losses are uncertain and by the recognition of tax expense associated with the transfer of certain intellectual property rights from the United States to non-United States entities.

**Segment Results for Years Ended December 31, 2012, 2011 and 2010**

The following table presents revenues and income (loss) before income taxes for the periods indicated by geographic region (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Revenues: | | | |
| Americas | $ 352,197 | $245,703 | $221,560 |
| EMEA | 218,015 | 164,874 | 150,525 |
| Asia/Pacific | 96,367 | 54,518 | 46,339 |
| | $ 666,579 | $465,095 | $418,424 |
| Income (loss) before income taxes: | | | |
| Americas | $ 103,165 | $ 84,392 | $ 73,670 |
| EMEA | 78,848 | 45,755 | 42,026 |
| Asia/Pacific | 32,673 | 6,962 | (1,481) |
| Corporate | (149,418) | (72,796) | (65,513) |
| | $ 65,268 | $ 64,313 | $ 48,702 |

Reportable segment results are impacted by both direct expenses and allocated shared function costs such as global product development, global customer operations and global product management. Shared function costs are allocated to the geographic reportable segments as a percentage of revenue or as a percentage of headcount. All administrative costs that are not directly attributable or reasonably allocable to a geographic segment as well as amortization on acquired intangibles are reported in the corporate line item.

The increase in revenue and income before taxes for all geographic segments is due to the acquisitions during the year ended December 31, 2012. The Corporate line item's loss before income taxes increased for the year ended December 31, 2012 compared to the same period in 2011 due to approximately $31.5 million in one-time expenses related to the acquisition of S1 compared to $6.7 million in the same period for 2011. In addition, Corporate depreciation and amortization expense increased $22.3 million for the year ended December 31, 2012 primarily due to the acquisition of S1. Interest expense increased Corporate expense by $8.0 million year ended December 31, 2012 compared to the same period in 2011. The remaining increase for the year ended December 31, 2012 compared to the same period in 2011 is due to additional corporate operating costs incurred with the addition of S1. These costs include both duplicative operating costs incurred before the synergy savings plans were fully implemented and increased corporate costs added to support the larger integrated Company. The Company expects corporate costs to decrease moving forward into 2013 as the synergy savings are realized.

## LIQUIDITY AND CAPITAL RESOURCES

### *General*

Our primary liquidity needs are: (i) to fund normal operating expenses; (ii) to meet the interest and principal requirements of our outstanding indebtedness; (iii) to fund cash portions of acquisitions and (iv) to fund capital expenditures and lease payments. We believe these needs will be satisfied using cash flow generated by our operations, our cash and cash equivalents and available borrowings under our Credit Agreement.

As of December 31, 2012, we had $76.3 million in cash and cash equivalents. Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less.

As of December 31, 2012, $67.7 million of the $76.3 million of cash and cash equivalents was held by our foreign subsidiaries. If these funds were needed for our operations in the U.S. we would be required to accrue and pay U.S. taxes to repatriate these funds. However, our intent is to permanently reinvest these funds outside the U.S. and our current plans do not demonstrate a need to repatriate them to fund our U.S. operations.

*Cash Flows*

The following table sets forth summary cash flow data for the periods indicated. Please refer to this summary as you read our discussion of the sources and uses of cash in each year (amounts in thousands).

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Net cash provided by (used in):** | | | |
| Operating activities | $ (9,265) | $ 83,462 | $ 81,308 |
| Investing activities | (342,940) | (47,683) | (19,349) |
| Financing activities | 233,901 | (8,721) | (17,575) |

**2012 compared to 2011**

Net cash flows provided (used) by operating activities for the year ended December 31, 2012 amounted to $(9.3) million as compared to $83.5 million during the same period in 2011. The comparative period decrease was principally the result of the $20.7 million repayment of the IBM Alliance agreement liability due to the termination of the Alliance in December 2012, $19.4 million in S1 acquisition related acquired liabilities, $6.9 million of transaction fees related to recent acquisitions, $8.4 million paid for restructuring related severance related to the S1 acquisition, $4.1 million related to facility closures, and an additional $9.9 million in tax payments during the year ended December 31, 2012. The remainder of the decrease is primarily due to timing of the collection of receivables related to the integration activities of the recent acquisitions. We use our operating cash flow primarily for funding capital expenditures, our share buyback program, and acquisitions.

During the year ended December 31, 2012, we paid $270.9 million, net of $97.7 million in cash acquired, to acquire S1. In addition, we paid $4.6 million, net of $0.1 million in cash acquired, to acquire North Data and $49.8 million to acquire Distra. We used cash of $16.7 million to purchase software, property and equipment.

In 2012, we received proceeds of $295.0 million from our Credit Agreement to partially fund our purchase of S1. We received an additional $24.0 million from the revolving portion of our Credit Agreement, which we subsequently used to partially fund the repurchase of 2,492,600 common stock warrants from IBM for $29.6 million. We received $11.9 million from IBM for the exercise of 11,470 common stock warrants at $27.50 and 350,000 at $33.00 per share. There are no warrants outstanding at December 31, 2012. We repaid $13.8 million and $6.0 million of the Term Credit Facility and Revolving Credit Facility, respectively, during the year ended December 31, 2012. In addition, in 2012 we received proceeds of $21.7 million, including corresponding excess tax benefits, from the exercises of stock options and the issuance of common stock under our 1999 Employee Stock Purchase Plan, as amended, and used $57.8 million for the repurchases of common stock and $3.3 million for the repurchase of restricted stock for tax withholdings. We also made payments to third-party institutions, primarily related to other debt and capital leases, totaling $8.2 million.

We may also decide to use cash to acquire new products and services or enhance existing products and services through acquisitions of other companies, product lines, technologies and personnel, or through investments in other companies.

We believe that our existing sources of liquidity, including cash on hand and cash provided by operating activities, will satisfy our projected liquidity requirements, which primarily consists of working capital requirements for at least the next twelve months. In addition, the debt commitment from Wells Fargo Bank, National Association of up to $750 million is sufficient to fund the acquisition of ORCC expected to occur in the first quarter of 2013.

**2011 compared to 2010**

Net cash flows provided by operating activities for the year ended December 31, 2011 amounted to $83.5 million as compared to $81.3 million during the same period in 2010. The comparative period increase was principally the result of changes in working capital, including accounts receivable, accounts payable and cash taxes paid.

During the year ended December 31, 2011, we paid $16.9 million, net of $2.4 million in cash acquired, to acquire ISD. Additionally, we used cash of $19.0 million to purchase software, property and equipment and $10.0 million to purchase available-for-sale equity securities.

During the year ended December 31, 2011, we paid $11.8 million related to debt issuance costs to secure financing for the anticipated acquisition of S1. In addition, we made payments to third-party institutions, primarily related to debt and capital leases, totaling $3.8 million. This was partially offset by the receipt of $6.4 million, including corresponding excess tax benefits, from the exercises of stock options and $1.3 million for the issuance of common stock under our 1999 Employee Stock Purchase Plan, as amended. We also repaid $75 million under our previous revolving credit facility during the year ended December 31, 2011. This repayment was funded by the issuance of $75 million under a new credit facility, which was subsequently repaid through funding under the new Credit Agreement entered into on November 10, 2011.

***Debt***

*Credit Agreement*

As of December 31, 2012, we had up to $62 million of unused borrowings under the Revolving Credit Facility portion of the Credit Agreement. The amount of unused borrowings actually available under the senior secured revolving credit facility varies in accordance with the terms of the agreement. The Credit Agreement contains certain affirmative and negative covenants, including limitations on the incurrence of indebtedness, asset dispositions, acquisitions, investments, dividends and other restricted payments, liens and transactions with affiliates. The Credit Agreement also contains financial covenants relating to maximum permitted leverage ratio and the minimum fixed charge coverage ratio. The facility does not contain any subjective acceleration features and does not have any required payment or principal reduction schedule and is included as a long-term liability in our consolidated balance sheet. At December 31, 2012 (and at all times during the period) we were in compliance with our debt covenants. The interest rate in effect at December 31, 2012 was 2.22%.

We are not currently dependent upon short-term funding, and the limited availability of credit in the market has not affected our Credit Agreement, our liquidity or materially impacted our funding costs. However, due to the existing uncertainty in the capital and credit markets and the impact of the current economic crisis on our operating results and financial conditions, the amount of available unused borrowings under our existing Revolving Credit Facility may be insufficient to meet our needs and/or our access to capital outside of our Credit Agreement may not be available on terms acceptable to us or at all.

*Debt Commitment*

On January 30, 2013, in connection with the Transaction Agreement related to ORCC, the Company entered into a commitment letter (the "Commitment Letter"), whereby Wells Fargo Bank, National Association committed to provide, as a source of funding for the transactions contemplated by the Transaction Agreement, financing of up to $750 million (the "Commitment"), or $300 million of financing in addition to the current $450 million Credit Facility. The Commitment is subject to various conditions, including consummation of the Offer.

***Stock Repurchase Program***

As of December 31, 2011, our board of directors has approved a stock repurchase program authorizing us, from time to time as market and business conditions warrant, to acquire up to $210 million of its common stock. In

February 2012, our board of directors approved an increase of $52.1 million to their current stock repurchase authorization, bringing the total authorization to $262.1 million.

On September 13, 2012, the Company's board of directors approved the repurchase of up to 2,500,000 shares of the Company's common stock, or up to $113.0 million. On September 26, 2012, the Company repurchased 2,492,600 common stock warrants from IBM for $29.6 million. See Note 17, *International Business Machines Corporation Alliance Agreement*, for further discussion on the warrants.

Under the program to date, we have purchased 9,519,872 shares for approximately $244.9 million. We purchased 1,437,692 shares for $57.8 million during the year ended December 31, 2012. The maximum remaining dollar value of shares authorized for purchase under the stock repurchase program was approximately 1.8 million shares or $78.9 million as of December 31, 2012.

There is no guarantee as to the exact number of shares that will be repurchased by us. Repurchased shares are returned to the status of authorized but unissued shares of common stock. In March 2005, our board of directors approved a plan under Rule 10b5-1 of the Securities Exchange Act of 1934 to facilitate the repurchase of shares of common stock under the existing stock repurchase program. Under our Rule 10b5-1 plan, we have delegated authority over the timing and amount of repurchases to an independent broker who does not have access to inside information about the Company. Rule 10b5-1 allows us, through the independent broker, to purchase shares at times when we ordinarily would not be in the market because of self-imposed trading blackout periods, such as the time immediately preceding the end of the fiscal quarter through a period three business days following our quarterly earnings release.

**Contractual Obligations and Commercial Commitments**

We lease office space and equipment under operating leases that run through October 2028. Additionally, we have entered into a Credit Agreement that matures in 2016.

Contractual obligations as of December 31, 2012 are as follows (in thousands):

| | Payments due by Period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1-3 years | 3-5 years | More than 5 years |
| **Contractual Obligations** | | | | | |
| Operating lease obligations | $ 87,798 | $15,505 | $20,853 | $ 13,968 | $37,472 |
| Revolving Credit Facility | 188,000 | — | — | 188,000 | — |
| Term Credit Facility | 186,250 | 17,500 | 56,250 | 112,500 | — |
| Revolving Credit Facility interest (1) | 16,103 | 4,174 | 8,347 | 3,582 | — |
| Term Credit Facility interest (1) | 12,445 | 4,010 | 6,452 | 1,983 | — |
| Financed internally used software (2) | 12,200 | 2,900 | 6,100 | 3,200 | — |
| IBM termination fee (3) | 2,996 | 2,996 | — | — | — |
| Total | $505,792 | $47,085 | $98,002 | $323,233 | $37,472 |

(1) Based upon the debt outstanding and interest rate in effect at December 31, 2012 of 2.22%.
(2) During the year ended December 31, 2012, the Company financed through the vendor a five-year license agreement for certain internally-used software for $14.8 million with annual payments due in April through 2016. Of this amount, $12.2 million remains outstanding at December 31, 2012 with $2.9 million included in other current liabilities and $9.3 million included in other non-current liabilities in our consolidated balance sheet.
(3) Termination fee for IBM IT outsourcing agreement as discussed in Note 18 to the condensed consolidated financial statements.

We are unable to reasonably estimate the ultimate amount or timing of settlement of our reserves for income taxes under ASC 740, *Income Taxes*. The liability for unrecognized tax benefits at December 31, 2012 is $13.1 million.

### Off-Balance Sheet Arrangements

We do not have any obligations that meet the definition of an off-balance sheet arrangement and that have or are reasonably likely to have a material effect on our consolidated financial statements.

### Critical Accounting Policies and Estimates

The preparation of the consolidated financial statements requires that we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and other assumptions that we believe to be proper and reasonable under the circumstances. We continually evaluate the appropriateness of estimates and assumptions used in the preparation of our consolidated financial statements. Actual results could differ from those estimates.

The following key accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the consolidated financial statements. See Note 1, *Nature of Business and Summary of Significant Accounting Policies,* in the Notes to Consolidated Financial Statements for a further discussion of revenue recognition and other significant accounting policies.

*Revenue Recognition*

For software license arrangements for which services rendered are primarily related to installation of core software and are not considered essential to the functionality of the software, we recognize revenue upon delivery, provided (1) there is persuasive evidence of an arrangement, (2) collection of the fee is considered probable, and (3) the fee is fixed or determinable. In most arrangements, because vendor-specific objective evidence of fair value does not exist for the license element, we use the residual method to determine the amount of revenue to be allocated to the license element. Under the residual method, the fair value of all undelivered elements, such as post contract customer support or other products or services, is deferred and subsequently recognized as the products are delivered or the services are performed, with the residual difference between the total arrangement fee and revenues allocated to undelivered elements being allocated to the delivered element. For software license arrangements in which we have concluded that collectibility issues may exist, revenue is recognized as cash is collected, provided all other conditions for revenue recognition have been met. In making the determination of collectibility, we consider the creditworthiness of the customer, economic conditions in the customer's industry and geographic location, and general economic conditions.

Our sales focus continues to shift from our more-established products to more complex arrangements involving multiple products inclusive of our BASE24-eps product and less-established (collectively referred to as "newer") products. As a result of this shift to newer products and more complex, multiple product arrangements, absent other factors, we initially experience an increase in deferred revenue and a corresponding decrease in current period revenue due to differences in the timing of revenue recognition for the respective products. Revenues from more complex arrangements involving our newer products are typically recognized upon acceptance or first production use by the customer or are recognized over an extended period whereas revenues from mature products, such as BASE24, are generally recognized upon delivery of the product, provided all other conditions for revenue recognition have been met. For those arrangements where revenues are being deferred and we determine that related direct and incremental costs are recoverable, such costs are deferred and subsequently expensed as the revenues are recognized.

When a software license arrangement includes services to provide significant modification or customization of software, those services are considered essential to the functionality of the software and are not considered to be separable from the software. Accounting for such services delivered over time is referred to as contract accounting. Under contract accounting, we generally use the percentage-of-completion method. Under the percentage-of-completion method, we record revenue for the software license fee and services over the development and implementation period, with the percentage of completion generally measured by the percentage of labor hours incurred to-date to estimated total labor hours for each contract. Estimated total labor hours for each contract are based on the project scope, complexity, skill level requirements, and similarities with other projects of similar size and scope. For those contracts subject to contract accounting, estimates of total revenue and profitability under the contract consider amounts due under extended payment terms. We recognize revenue under these arrangements based on the lesser of payments that become due or the revenue calculated under the percentage-of-completion method based on progress toward completion in a given reporting period. For arrangements where we believe it is assured that no loss will be incurred under the arrangement and fair value for maintenance services does not exist, all revenue is deferred until services are completed.

Certain of our arrangements are through unrelated distributors or sales agents. In these situations, we evaluate additional factors such as the financial capabilities, the distribution capabilities, and risks of rebates, returns, or credits in determining whether revenue should be recognized upon sale to the distributor or sales agent ("sell-in") or upon distribution to an end-customer ("sell-through"). Judgment is required in evaluating the facts and circumstances of our relationship with the distributor or sales agent as well as our operating history and practices that can impact the timing of revenue recognition related to these arrangements.

We may execute more than one contract or agreement with a single customer. The separate contracts or agreements may be viewed as one multiple-element arrangement or separate arrangements for revenue recognition purposes. The Company evaluates whether the agreements were negotiated as part of a single project, whether the products or services are interrelated or interdependent, whether fees in one arrangement are tied to performance in another arrangement, and whether elements in one arrangement are essential to the functionality in another arrangement in order to reach appropriate conclusions regarding whether such arrangements are related or separate. Those conclusions can impact the timing of revenue recognition related to those arrangements.

*Allowance for Doubtful Accounts*

We maintain a general allowance for doubtful accounts based on our historical experience, along with additional customer-specific allowances. We regularly monitor credit risk exposures in our accounts receivable. In estimating the necessary level of our allowance for doubtful accounts, management considers the aging of our accounts receivable, the creditworthiness of our customers, economic conditions within the customer's industry, and general economic conditions, among other factors. Should any of these factors change, the estimates made by management would also change, which in turn would impact the level of our future provision for doubtful accounts. Specifically, if the financial condition of our customers were to deteriorate, affecting their ability to make payments, additional customer-specific provisions for doubtful accounts may be required. Also, should deterioration occur in general economic conditions, or within a particular industry or region in which we have a number of customers, additional provisions for doubtful accounts may be recorded to reserve for potential future losses. Any such additional provisions would reduce operating income in the periods in which they were recorded.

*Intangible Assets and Goodwill*

Our business acquisitions typically result in the recording of intangible assets, and the recorded values of those assets may become impaired in the future. As of December 31, 2012 and December 31, 2011 our intangible assets, excluding goodwill, net of accumulated amortization, were $127.9 million and $18.3 million, respectively. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect the consolidated financial statements. We assess potential impairments to intangible assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Judgments regarding the existence of impairment indicators and future cash flows related to intangible assets are based on operational performance of our businesses, market conditions and other factors. Although there are inherent uncertainties in this assessment process, the estimates and assumptions used, including estimates of future cash flows, volumes, market penetration and discount rates, are consistent with our internal planning. If these estimates or their related assumptions change in the future, we may be required to record an impairment charge on all or a portion of our intangible assets. Furthermore, we cannot predict the occurrence of future impairment-triggering events nor the impact such events might have on our reported asset values. Future events could cause us to conclude that impairment indicators exist and that intangible assets associated with acquired businesses are impaired. Any resulting impairment loss could have an impact on our results of operations.

Other intangible assets are amortized using the straight-line method over periods ranging from three years to 20 years.

As of December 31, 2012 and 2011, our goodwill was $501.1 million and $214.1 million, respectively. In accordance with ASC 350, *Intangibles – Goodwill and Other,* we assess goodwill for impairment annually during the fourth quarter of our fiscal year using October 1 balances or when there is evidence that events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. We evaluate goodwill at the reporting unit level and have identified our reportable segments, Americas, EMEA, and Asia/Pacific, as our reporting units. Recoverability of goodwill is measured using a discounted cash flow model incorporating discount rates commensurate with the risks involved. Use of a discounted cash flow model is common practice in impairment testing in the absence of available transactional market evidence to determine the fair value.

The key assumptions used in the discounted cash flow valuation model include discount rates, growth rates, cash flow projections and terminal value rates. Discount rates, growth rates and cash flow projections are the most sensitive and susceptible to change as they require significant management judgment. Discount rates are determined by using a weighted average cost of capital ("WACC"). The WACC considers market and industry data as well as Company-specific risk factors. Operational management, considering industry and Company-specific historical and projected data, develops growth rates and cash flow projections for each reporting unit. Terminal value rate determination follows common methodology of capturing the present value of perpetual cash flow estimates beyond the last projected period assuming a constant WACC and low long-term growth rates. If the calculated fair value is less than the current carrying value, impairment of the reporting unit may exist. If the recoverability test indicates potential impairment, we calculate an implied fair value of goodwill for the reporting unit. The implied fair value of goodwill is determined in a manner similar to how goodwill is calculated in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded to write down the carrying value. The calculated fair value was in excess of the current carrying value for all reporting units. No reporting units were deemed to be at risk of failing Step 1 of the goodwill impairment test under ASC No. 350.

*Business Combinations*

We apply the provisions of ASC 805, *Business Combinations*, in the accounting for our acquisitions. It requires us to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our consolidated statements of operations.

Critical estimates in valuing certain intangible assets include but are not limited to future expected cash flows from customer relationships, covenants not to compete and acquired developed technologies; brand awareness and market position, as well as assumptions about the period of time the brand will continue to be used in our product portfolio; and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Other estimates associated with the accounting for acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed, as more fully discussed in Note 2 to the consolidated financial statements.

*Stock-Based Compensation*

Under the provisions of ASC 718, stock-based compensation cost for stock option awards is estimated at the grant date based on the award's fair value as calculated by the Black-Scholes option-pricing model and is recognized as expense ratably over the requisite service period. We recognize stock-based compensation costs for only those shares that are expected to vest. The impact of forfeitures that may occur prior to vesting is estimated and considered in the amount of expense recognized. Forfeiture estimates are revised in subsequent periods when actual forfeitures differ from those estimates. The Black-Scholes option-pricing model requires various highly judgmental assumptions including volatility and expected option life. If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation expense may differ materially for future awards from that recorded for existing awards.

We also have stock options outstanding that vest upon attainment by the Company of certain market conditions. In order to determine the grant date fair value of these stock options that vest based on the achievement of certain market conditions, a Monte Carlo simulation model is used to estimate (i) the probability that the performance goal will be achieved and (ii) the length of time required to attain the target market price.

Long term incentive program performance share awards ("LTIP Performance Shares") were granted during the years ended December 31, 2012, 2011 and 2010 pursuant to our 2005 Incentive Plan. These awards are earned, if at all, based on the achievement over a specified period of performance goals related to certain performance metrics. In order to determine compensation expense to be recorded for these LTIP Performance Shares, each quarter management evaluates the probability that the target performance goals will be achieved, if at all, and the anticipated level of attainment.

During the years ended December 31, 2012, 2011 and 2010, pursuant to our 2005 Incentive Plan, we granted restricted share awards ("RSAs"). These awards have requisite service periods of three years and vest in increments of 33% on the anniversary dates of grants. Under each arrangement, stock is issued without direct cost to the employee. We estimate the fair value of the RSAs based upon the market price of our stock at the date of grant. The RSA grants provide for the payment of dividends on our common stock, if any, to the participant during the requisite service period (vesting period) and the participant has voting rights for each share of common stock.

In relation to the acquisition of S1 Corporation, we amended the S1 Corporation 2003 Stock Incentive Plan, as previously amended and restated (the "S1 2003 Incentive Plan"). RSAs were granted to S1 employees by S1 Corporation prior to the acquisition in accordance with the terms of the Transaction Agreement ("Transaction RSAs") under the S1 2003 Incentive Plan. These are the only equity awards currently outstanding under the S1 2003 Incentive Plan and no further grants will be made.

Under the terms of the Transaction Agreement with S1, upon the acquisition, the S1 Transaction RSAs were converted to RSAs of our common stock. These awards have requisite service periods of four years and vest in increments of 25% on the anniversary of the original grant date of November 9, 2011. If an employee is terminated without cause within 12 months from the acquisition date, the RSAs 100% vest. Stock is issued without direct cost to the employee. The RSA grants provide for the payment of dividends on our common stock, if any, to the participant during the requisite service period (vesting period) and the participant has voting rights for each share of common stock. The conversion of the Transaction RSAs was treated as a modification and as such, they were valued immediately prior to and after modification. We recognize compensation expense for RSAs on a straight-line basis over the requisite service period. The incremental fair value as measure upon modification will be recognized on a straight-line basis from modification date through the end of the requisite service period.

The assumptions utilized in the Black-Scholes option-pricing model as well as the description of the plans the stock-based awards are granted under are described in further detail in Note 13, *Stock-Based Compensation Plans*, in the Notes to Consolidated Financial Statements.

*Accounting for Income Taxes*

Accounting for income taxes requires significant judgments in the development of estimates used in income tax calculations. Such judgments include, but are not limited to, the likelihood we would realize the benefits of net operating loss carryforwards and/or foreign tax credit carryforwards, the adequacy of valuation allowances, and the rates used to measure transactions with foreign subsidiaries. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which the Company operates. The judgments and estimates used are subject to challenge by domestic and foreign taxing authorities.

We account for income taxes in accordance with ASC 740. As part of our process of determining current tax liability, we exercise judgment in evaluating positions we have taken in our tax returns. We periodically assess our tax exposures and establish, or adjust, estimated unrecognized benefits for probable assessments by taxing authorities, including the IRS, and various foreign and state authorities. Such unrecognized tax benefits represent the estimated provision for income taxes expected to ultimately be paid. It is possible that either domestic or foreign taxing authorities could challenge those judgments or positions and draw conclusions that would cause us to incur tax liabilities in excess of, or realize benefits less than, those currently recorded. In addition, changes in the geographical mix or estimated amount of annual pretax income could impact our overall effective tax rate.

To the extent recovery of deferred tax assets is not likely, we record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Although we have considered future taxable income along with prudent and feasible tax planning strategies in assessing the need for a valuation allowance, if we should determine that we would not be able to realize all or part of our deferred tax assets in the future, an adjustment to deferred tax assets would be charged to income in the period any such determination was made. Likewise, in the event we are able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to deferred tax assets would increase income in the period any such determination was made.

**Recently Issued Accounting Standards**

On January 1, 2012, we adopted 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"). The amendments in ASU 2011-04 change the wording used to describe many of the requirements in U.S. Generally Accepted Accounting Principles ("U.S. GAAP") for measuring fair value and for disclosing information about fair value measurements. Some of the amendments clarify FASB's intent about the application of existing fair value measurement and disclosure requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. Adoption of ASU 2011-04 did not have a material impact on our financial statements.

On January 1, 2012, we adopted 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income* ("ASU 2011-05") which requires presentation of the components of net income (loss) and other comprehensive income (loss) either as one continuous statement or as two consecutive statements and eliminates the option to present components of other comprehensive income (loss) as part of the statement of changes in stockholders' equity. The standard does not change the items that must be reported in other comprehensive income (loss), how such items are measured or when they must be reclassified to net income (loss). Also, in December of 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05* (ASU 2011-12). Adoption of ASU 2011-05 did not have a material impact on our financial statements.

On January 1, 2012, we adopted ASU 2011-08, *Testing Goodwill for Impairment.* This standard allows entities to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under this amendment, an entity is not required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments include a number of events and circumstances for entities to consider in conducting the qualitative assessment. Entities have the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step quantitative goodwill impairment test.

In July 2012, the FASB issued ASU 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment.* This amendment allows entities to first assess qualitative factors to determine whether the existence of events and circumstances indicates that indefinite-lived intangible asset is more likely than not impaired. If, after assessing the totality of events and circumstances, an entity concludes that indefinite-lived intangible asset is not more likely than not impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount. Entities have the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. ASU 2012-02 is effective for annual and interim indefinite-lived intangible asset impairment tests performed for fiscal years beginning after September 15, 2012. Therefore, ASU 2012-02 will be effective for our fiscal year beginning January 1, 2013. Adoption of ASU 2012-02 is not expected to have a material impact on our financial statements.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Excluding the impact of changes in interest rates and the uncertainty in the global financial markets, there have been no material changes to our market risk for the year ended December 31, 2012. We conduct business in all parts of the world and are thereby exposed to market risks related to fluctuations in foreign currency exchange rates. The U.S. dollar is the single largest currency in which our revenue contracts are denominated. Thus, any decline in the value of local foreign currencies against the U.S. dollar results in our products and services being more expensive to a potential foreign customer, and in those instances where our goods and services have already been sold, may result in the receivables being more difficult to collect. Additionally, any decline in the value of the U.S. dollar in jurisdictions where the revenue contracts are denominated in U.S. dollars and operating expenses are incurred in local currency will have an unfavorable impact to operating margins. We at times enter into revenue contracts that are denominated in the country's local currency, principally in Australia, Canada, the United Kingdom and other European countries. This practice serves as a natural hedge to finance the local currency expenses incurred in those locations. We have not entered into any foreign currency hedging transactions. We do not purchase or hold any derivative financial instruments for the purpose of speculation or arbitrage.

The primary objective of our cash investment policy is to preserve principal without significantly increasing risk. Based on our cash investments and interest rates on these investments at December 31, 2012, and if we maintained this level of similar cash investments for a period of one year, a hypothetical ten percent increase or decrease in effective interest rates would increase or decrease interest income by less than $0.1 million annually.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The required consolidated financial statements and notes thereto are included in this Annual Report and are listed in Part IV, Item 15.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

## ITEM 9A. CONTROLS AND PROCEDURES

***a) Evaluation of Disclosure Controls and Procedures***

Our management, under the supervision of and with the participation of the Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) as of the end of the period covered by this report, December 31, 2012.

In connection with our evaluation of disclosure controls and procedures, we have concluded that the Company's disclosure controls and procedures are effective as of December 31, 2012.

***b) Management's Report on Internal Control over Financial Reporting***

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with United States Generally Accepted Accounting Principles ("US GAAP"). Under the supervision of, and with the participation of our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of internal control over financial reporting as of December 31, 2012. Management based its assessment on criteria established in "Internal Control Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2012 has been audited by Deloitte & Touche, LLP, an independent registered public accounting firm, and Deloitte & Touche, LLP has issued an attestation report on our internal control over financial reporting.

***c) Changes in Internal Control over Financial Reporting***

On February 13, 2012, the Company completed its acquisition of S1 Corporation ("S1"). The Company considers the transaction material to its results of operations, cash flows and financial position from the date of the acquisition through December 31, 2012 and believes the internal controls and procedures of S1 will have a material effect on the Company's internal control over financial reporting. See Note 2, *Acquisitions,* to the Consolidated Financial Statements included in Item 8 for discussion of the acquisition and related financial data.

On April 1, 2012, the Company provided notice of termination for the Master Services Agreement with International Business Machines to outsource our internal information technology environment. The effective date of the termination was December 31, 2012. Controls related to global corporate infrastructure services including management of ACI's servers, storage, security platforms, data networks and end-user support services have successfully transitioned to ACI.

There have been no additional changes during the Company's quarter ended December 31, 2012 in our internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
ACI Worldwide, Inc.
Omaha, Nebraska

We have audited the internal control over financial reporting of ACI Worldwide, Inc. and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated March 1, 2013 expressed an unqualified opinion on those financial statements.

*/s/ DELOITTE & TOUCHE LLP*

Omaha, Nebraska
March 1, 2013

## ITEM 9B. OTHER INFORMATION

None.

# PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information under the heading "Executive Officers of the Registrant" in Part 1, Item 1 of this Form 10-K is incorporated herein by reference.

The information required by this item with respect to our directors is included in the section entitled "Nominees" under "Proposal 1 – Election of Directors" in our Proxy Statement for the Annual Meeting of Stockholders to be held on June 11, 2013 (the "2013 Proxy Statement") and is incorporated herein by reference.

Information included in the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2013 Proxy Statement is incorporated herein by reference.

Information related to the audit committee and the audit committee financial expert is included in the section entitled "Report of Audit Committee" in our 2013 Proxy Statement is incorporated herein by reference. In addition, the information included in the sections entitled "Board Committees and Committee Meetings," "Shareholder Recommendations for Director Nominees" and "Shareholder Nomination Process" within the "Corporate Governance" section of our 2013 Proxy Statement is incorporated herein by reference.

### Code of Business Conduct and Code of Ethics

We have adopted a Code of Business Conduct and Ethics for our directors, officers (including our principal executive officer, principal financial officer, principal accounting officer and controller) and employees. We have also adopted a Code of Ethics for the Chief Executive Officer and Senior Financial Officers (the "Code of Ethics"), which applies to our Chief Executive Officer, our Chief Financial Officer, our Chief Accounting Officer, Controller, and persons performing similar functions. The full text of both the Code of Business Conduct and Ethics and Code of Ethics is published on our website at www.aciworldwide.com in the "Investors – Corporate Governance" section. We intend to disclose future amendments to, or waivers from, certain provisions of the Code of Business Conduct and Ethics and the Code of Ethics on our website promptly following the adoption of such amendment or waiver.

## ITEM 11. EXECUTIVE COMPENSATION

Information included in the sections entitled "Director Compensation," "Compensation Discussion and Analysis," "Compensation Committee Report," "Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" in our 2013 Proxy Statement is incorporated herein by reference.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information included in the sections entitled "Information Regarding Security Ownership" in our 2013 Proxy Statement is incorporated herein by reference.

Information included in the section entitled "Information Regarding Equity Compensation Plans" in our 2013 Proxy Statement is incorporated herein by reference.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information included in the section entitled "Certain Relationships and Related Transactions," in our 2013 Proxy Statement is incorporated herein by reference.

Information included in the sections entitled "Director Independence" and "Board Committees and Committee Meetings" in the "Corporate Governance" section of our 2013 Proxy Statement is incorporated by reference.

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information included in the sections entitled "Independent Registered Public Accounting Firm Fees" and "Pre-Approval of Audit and Non-Audit Services" under "Proposal 2 – Ratification of Appointment of the Company's Independent Registered Public Accounting Firm" in our 2013 Proxy Statement is incorporated herein by reference.

## PART IV

### ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

**Documents filed as part of this annual report on Form 10-K:**

**(1) Financial Statements.** The following index lists consolidated financial statements and notes thereto filed as part of this annual report on Form 10-K:



**(2) Financial Statement Schedules.** All schedules have been omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

**(3) Exhibits.** A list of exhibits filed or furnished with this report on Form 10-K (or incorporated by reference to exhibits previously filed by ACI) is provided in the accompanying Exhibit Index.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
ACI Worldwide, Inc.
Omaha, Nebraska

We have audited the accompanying consolidated balance sheets of ACI Worldwide, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ACI Worldwide, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2013, expressed an unqualified opinion on the Company's internal control over financial reporting.

*/s/ DELOITTE & TOUCHE LLP*

Omaha, Nebraska
March 1, 2013

## ACI WORLDWIDE, INC. AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS
### (in thousands, except share and per share amounts)

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| **ASSETS** | | |
| **Current assets** | | |
| Cash and cash equivalents | $ 76,329 | $ 197,098 |
| Billed receivables, net of allowances of $8,117 and $4,843, respectively | 176,313 | 93,355 |
| Accrued receivables | 41,008 | 6,693 |
| Deferred income taxes, net | 34,342 | 25,944 |
| Recoverable income taxes | 5,572 | — |
| Prepaid expenses | 16,746 | 9,454 |
| Other current assets | 5,816 | 9,320 |
| **Total current assets** | 356,126 | 341,864 |
| Property and equipment, net | 41,286 | 20,479 |
| Software, net | 129,314 | 22,598 |
| Goodwill | 501,141 | 214,144 |
| Other intangible assets, net | 127,900 | 18,343 |
| Deferred income taxes, net | 63,370 | 13,466 |
| Other noncurrent assets | 31,749 | 33,748 |
| **TOTAL ASSETS** | $1,250,886 | $ 664,642 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current liabilities** | | |
| Accounts payable | $ 33,926 | $ 11,532 |
| Accrued employee compensation | 35,194 | 27,955 |
| Current portion of term credit facility | 17,500 | — |
| Deferred revenue | 139,863 | 132,995 |
| Income taxes payable | 3,542 | 10,427 |
| Deferred income taxes, net | 174 | — |
| Alliance agreement liability | — | 20,667 |
| Accrued and other current liabilities | 36,400 | 23,481 |
| **Total current liabilities** | 266,599 | 227,057 |
| **Noncurrent liabilities** | | |
| Deferred revenue | 51,519 | 32,721 |
| Note payable under term credit facility | 168,750 | — |
| Note payable under revolving credit facility | 188,000 | 75,000 |
| Deferred income taxes, net | 14,940 | — |
| Other noncurrent liabilities | 26,721 | 12,534 |
| **Total liabilities** | 716,529 | 347,312 |
| Commitments and contingencies (Note 16) | | |
| **Stockholders' equity** | | |
| Preferred stock; $0.01 par value; 5,000,000 shares authorized; no shares issued and outstanding at December 31, 2012 and 2011 | — | — |
| Common stock; $0.005 par value; 70,000,000 shares authorized; 46,606,796 and 40,821,516 shares issued at December 31, 2012 and 2011, respectively | 232 | 204 |
| Common stock warrants | — | 24,003 |
| Treasury stock, at cost, 7,159,023 and 7,178,427 shares outstanding at December 31, 2012 and 2011 | (186,784) | (163,411) |
| Additional paid-in capital | 534,953 | 322,654 |
| Retained earnings | 199,987 | 151,141 |
| Accumulated other comprehensive loss | (14,031) | (17,261) |
| **Total stockholders' equity** | 534,357 | 317,330 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $1,250,886 | $ 664,642 |

The accompanying notes are an integral part of the consolidated financial statements.

## ACI WORLDWIDE, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF INCOME
**(in thousands, except per share amounts)**

| | FOR THE YEARS ENDED DECEMBER 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Revenues:** | | | |
| Software license fees | $221,846 | $189,820 | $164,559 |
| Maintenance fees | 199,876 | 148,357 | 135,523 |
| Services | 131,536 | 79,770 | 73,989 |
| Software hosting fees | 113,321 | 47,148 | 44,353 |
| **Total revenues** | 666,579 | 465,095 | 418,424 |
| **Expenses:** | | | |
| Cost of software license fees (1) | 23,592 | 15,418 | 12,591 |
| Cost of maintenance, services and hosting fees (1) | 202,052 | 118,866 | 117,132 |
| Research and development | 133,759 | 90,176 | 74,076 |
| Selling and marketing | 87,054 | 80,922 | 70,553 |
| General and administrative | 108,747 | 71,425 | 70,096 |
| Depreciation and amortization | 37,003 | 22,057 | 20,328 |
| **Total expenses** | 592,207 | 398,864 | 364,776 |
| **Operating income** | 74,372 | 66,231 | 53,648 |
| Other income (expense): | | | |
| Interest income | 914 | 1,315 | 665 |
| Interest expense | (10,417) | (2,431) | (1,996) |
| Other, net | 399 | (802) | (3,615) |
| **Total other income (expense)** | (9,104) | (1,918) | (4,946) |
| **Income before income taxes** | 65,268 | 64,313 | 48,702 |
| Income tax expense | 16,422 | 18,461 | 21,507 |
| **Net income** | $ 48,846 | $ 45,852 | $ 27,195 |
| **Earnings per share information** | | | |
| Weighted average shares outstanding | | | |
| Basic | 38,696 | 33,457 | 33,560 |
| Diluted | 39,905 | 34,195 | 33,870 |
| **Earnings per share** | | | |
| Basic | $ 1.26 | $ 1.37 | $ 0.81 |
| Diluted | $ 1.22 | $ 1.34 | $ 0.80 |

(1) The cost of software license fees excludes charges for depreciation but includes amortization of purchased and developed software for resale. The cost of maintenance, services and hosting fees excludes charges for depreciation.

The accompanying notes are an integral part of the consolidated financial statements.

## ACI WORLDWIDE, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
## (in thousands)

| | FOR THE YEARS ENDED DECEMBER 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Net income** | $48,846 | $45,852 | $27,195 |
| **Other comprehensive income (loss):** | | | |
| Unrealized gain on available-for-sale securities | 963 | 594 | — |
| Reclassification of unrealized gain to a realized gain on available-for-sale securities | (1,557) | — | — |
| Foreign currency translation adjustments | 3,824 | (2,711) | (279) |
| **Total other comprehensive income (loss):** | 3,230 | (2,117) | (279) |
| **Comprehensive income** | $52,076 | $43,735 | $26,916 |

The accompanying notes are an integral part of the condensed consolidated financial statements.

## ACI WORLDWIDE, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
## (in thousands)

| | Common Stock | Common Stock Warrants | Treasury Stock | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|---|---|
| **Balance at December 31, 2009** | $204 | $ 24,003 | $(158,652) | $307,279 | $ 78,094 | $(14,865) | $236,063 |
| Net income | — | — | — | — | 27,195 | — | 27,195 |
| Other comprehensive loss | — | — | — | — | — | (279) | (279) |
| Repurchase of common stock | — | — | (18,624) | — | — | — | (18,624) |
| Shares issued and forefeited, net, under stock plans | — | — | 6,162 | (2,122) | — | — | 4,040 |
| Stock-based compensation | — | — | — | 7,790 | — | — | 7,790 |
| Repurchase of restricted stock for tax withholdings | — | — | (562) | — | — | — | (562) |
| **Balance at December 31, 2010** | 204 | 24,003 | (171,676) | 312,947 | 105,289 | (15,144) | 255,623 |
| Net income | — | — | — | — | 45,852 | — | 45,852 |
| Other comprehensive loss | — | — | — | — | — | (2,117) | (2,117) |
| Shares issued and forefeited, net, under stock plans | — | — | 9,007 | (1,547) | — | — | 7,460 |
| Stock-based compensation | — | — | — | 11,254 | — | — | 11,254 |
| Repurchase of restricted stock for tax withholdings | — | — | (742) | — | — | — | (742) |
| **Balance at December 31, 2011** | 204 | 24,003 | (163,411) | 322,654 | 151,141 | (17,261) | 317,330 |
| Net income | — | — | — | — | 48,846 | — | 48,846 |
| Other comprehensive income | — | — | — | — | — | 3,230 | 3,230 |
| Issuance of 5,785,280 shares of common stock for acquisition of S1 Corporation | 28 | — | — | 204,828 | — | — | 204,856 |
| Issuance of 95,500 shares from treasury stock for acquisition of S1 Corporation | — | — | 2,174 | — | — | — | 2,174 |
| Repurchase of 1,437,692 shares of common stock | — | — | (57,836) | — | — | — | (57,836) |
| Issuance of 361,470 shares from treasury stock for common stock warrant exercises | — | (2,769) | 9,404 | 5,231 | — | — | 11,866 |
| Cash settlement of common stock warrants | — | (21,234) | — | (8,362) | — | — | (29,596) |
| Stock-based compensation | — | — | — | 15,186 | — | — | 15,186 |
| Shares issued and forfeited, net, under stock plans including income tax benefits | — | — | 26,158 | (4,584) | — | — | 21,574 |
| Repurchase of restricted stock for tax withholdings | — | — | (3,273) | — | — | — | (3,273) |
| **Balance at December 31, 2012** | $232 | $ — | $(186,784) | $534,953 | $199,987 | $(14,031) | $534,357 |

The accompanying notes are an integral part of the consolidated financial statements.

# ACI WORLDWIDE, INC. AND SUBSIDIARIES
# CONSOLIDATED STATEMENTS OF CASH FLOWS
## (in thousands)

| | FOR THE YEARS ENDED DECEMBER 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Cash flows from operating activities: | | | |
| Net income | $ 48,846 | $ 45,852 | $ 27,195 |
| Adjustments to reconcile net income to net cash flows from operating activities | | | |
| Depreciation | 13,284 | 7,541 | 6,651 |
| Amortization | 37,497 | 20,836 | 19,696 |
| Provision for doubtful accounts receivable | 1,431 | (101) | 3,116 |
| Deferred income taxes | 4,775 | 7,513 | 11,644 |
| Stock-based compensation expense | 15,186 | 11,254 | 7,790 |
| Excess tax benefit of stock options exercised | (3,543) | (1,879) | (140) |
| Other | 1,169 | 752 | 909 |
| Changes in operating assets and liabilities, net of impact of acquisitions: | | | |
| Billed and accrued receivables | (61,965) | (21,247) | 11,214 |
| Other current assets | 2,843 | 4,076 | (818) |
| Other noncurrent assets | 2,729 | (3,166) | (2,259) |
| Accounts payable | 5,981 | (4,963) | (2,318) |
| Accrued employee compensation | (29,026) | 1,733 | 1,483 |
| Repayment of IBM Alliance agreement liability | (20,667) | — | — |
| Accrued liabilities | (7,656) | 803 | (7,766) |
| Current income taxes | (5,660) | 6,301 | (4,224) |
| Deferred revenue | (11,816) | 14,809 | 14,715 |
| Other current and noncurrent liabilities | (2,673) | (6,652) | (5,580) |
| Net cash flows from operating activities | (9,265) | 83,462 | 81,308 |
| Cash flows from investing activities: | | | |
| Purchases of property and equipment | (13,050) | (10,668) | (4,957) |
| Purchases of software and distribution rights | (3,612) | (8,309) | (8,209) |
| Alliance technical enablement expenditures | — | (1,856) | (6,183) |
| Purchase of available-for-sale securities | — | (10,000) | — |
| Acquisition of businesses, net of cash acquired | (325,232) | (16,850) | — |
| Other | (1,046) | — | — |
| Net cash flows from investing activities | (342,940) | (47,683) | (19,349) |
| Cash flows from financing activities: | | | |
| Proceeds from issuance of common stock | 1,426 | 1,273 | 1,132 |
| Proceeds from exercises of stock options | 16,730 | 4,478 | 3,147 |
| Excess tax benefit of stock options exercised | 3,543 | 1,879 | 140 |
| Repurchases of common stock | (57,836) | — | (18,624) |
| Repurchase of restricted stock for tax withholdings | (3,273) | (742) | (562) |
| Proceeds from exercises of common stock warrants | 11,866 | — | — |
| Cash settlement of common stock warrants | (29,596) | — | — |
| Repayment of revolving credit facility | — | (75,000) | — |
| Proceeds from interim revolving credit facility | — | 75,000 | — |
| Repayment of interim revolving credit facility | — | (75,000) | — |
| Proceeds from revolver portion of credit agreement | 119,000 | 75,000 | — |
| Repayment of revolver portion of credit agreement | (6,000) | — | — |
| Proceeds from term portion of credit agreement | 200,000 | — | — |
| Repayment of term portion of credit agreement | (13,750) | — | — |
| Payments on other debt and capital leases | (7,115) | (3,820) | (1,576) |
| Distribution to noncontrolling interest | — | — | (1,232) |
| Payment for debt issuance costs | (1,094) | (11,789) | — |
| Net cash flows from financing activities | 233,901 | (8,721) | (17,575) |
| Effect of exchange rate fluctuations on cash | (2,465) | (1,270) | 1,009 |
| Net increase (decrease) in cash and cash equivalents | (120,769) | 25,788 | 45,393 |
| Cash and cash equivalents, beginning of period | 197,098 | 171,310 | 125,917 |
| Cash and cash equivalents, end of period | $ 76,329 | $197,098 | $171,310 |
| Supplemental cash flow information | | | |
| Income taxes paid, net | $ 28,900 | $ 19,014 | $ 24,928 |
| Interest paid | $ 8,275 | $ 1,783 | $ 1,663 |

The accompanying notes are an integral part of the consolidated financial statements.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### 1. Nature of Business and Summary of Significant Accounting Policies

*Nature of Business*

ACI Worldwide, Inc., a Delaware corporation, and its subsidiaries (collectively referred to as "ACI" or the "Company"), develop, market, install, and support a broad line of software products and services primarily focused on facilitating electronic payments. In addition to its own products, the Company distributes, or acts as a sales agent for software developed by third parties. These products and services are used principally by financial institutions, retailers, and electronic-payment processors, both in domestic and international markets.

The Company derives a substantial portion of its total revenues from licensing its BASE24 family of software products and providing services and maintenance related to those products. During the years ended December 31, 2012, 2011 and 2010, approximately 32%, 43%, and 46%, respectively, of the Company's total revenues were derived from licensing the BASE24 product line, which does not include the BASE24-eps product, and providing related services and maintenance. A substantial majority of the Company's licenses are time-based ("term") licenses.

*Consolidated Financial Statements*

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Recently acquired subsidiaries that are included in the Company's consolidated financial statements as of the date of their acquisition include: S1 Corporation ("S1"), North Data Uruguay S.A. ("North Data"), and Distra Pty Ltd. ("Distra") acquired during the year ended December 31, 2012 and ISD Corporation ("ISD") acquired during the year ended December 31, 2011. All intercompany balances and transactions have been eliminated.

On September 21, 2010, the Company dissolved its partnership in Madrid, Spain with Sistema 4B, S.A. ("Sistema"). As a result, the Company paid Sistema 1.0 million Euros (approximately $1.2 million) during the year ended December 31, 2010.

*Capital Stock*

The Company's outstanding capital stock consists of a single class of common stock. Each share of common stock is entitled to one vote upon each matter subject to a stockholders vote and to dividends if and when declared by the Board of Directors.

*Use of Estimates*

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Revenue Recognition, Accrued Receivables and Deferred Revenue*

*Software License Fees.* The Company recognizes software license fee revenue in accordance with ASC 985-605, *Revenue Recognition: Software*. For software license arrangements for which services rendered are primarily related to installation of core software and are not considered essential to the functionality of the software, the Company recognizes revenue upon delivery, provided (i) there is persuasive evidence of an arrangement, (ii) collection of the fee is considered probable and (iii) the fee is fixed or determinable. In most arrangements, vendor-specific objective evidence ("VSOE") of fair value does not exist for the license element; therefore, the

Company uses the residual method under ASC 985-605 to determine the amount of revenue to be allocated to the license element. Under ASC 985-605, the fair value of all undelivered elements, such as post contract customer support (maintenance or "PCS") or other products or services, is deferred and subsequently recognized as the products are delivered or the services are performed, with the residual difference between the total arrangement fee and revenues allocated to undelivered elements being allocated to the delivered element.

When a software license arrangement includes services to provide significant modification or customization of software, those services are considered essential to the functionality of the software and are not separable from the software. These arrangements are accounted for in accordance with ASC 605-35, *Revenue Recognition: Construction-Type and Production-Type Contracts,* generally referred to as contract accounting. Under contract accounting, the Company generally uses the percentage-of-completion method. For those contracts subject to percentage-of-completion contract accounting, estimates of total revenue and profitability under the contract consider amounts due under extended payment terms. The Company recognizes revenue under these arrangements based on the lesser of payments that become due or the revenue calculated under the percentage-of-completion method. Under the percentage-of-completion method, the Company records revenue for the software license fee and services over the development and implementation period, with the percentage of completion generally measured by the percentage of labor hours incurred to-date to estimated total labor hours for each contract. In the event project profitability is assured and estimable within a range, percentage-of-completion revenue recognition is computed using the lowest level of profitability in the range. If it is determined that a loss will result from the performance of a contract, the entire amount of the loss is recognized in the period in which it is determined that a loss will result.

For software license arrangements in which a significant portion of the fee is due more than 12 months after delivery or when payment terms are significantly beyond the Company's standard business practice, the software license fee is deemed not to be fixed or determinable. For software license arrangements in which the fee is not considered fixed or determinable, the software license fee is recognized as revenue as payments become due and payable, provided all other conditions for revenue recognition have been met. For software license arrangements in which the Company has concluded that collection of the fees is not probable, revenue is recognized as cash is collected, provided all other conditions for revenue recognition have been met. In making the determination of collectability, the Company considers the creditworthiness of the customer, economic conditions in the customer's industry and geographic location, and general economic conditions.

ASC 985-605 requires the seller of software that includes PCS to establish VSOE of fair value of the undelivered element of the contract in order to account separately for the PCS revenue. The Company establishes VSOE of the fair value of PCS by reference to stated renewals, expressed in dollar terms, or separate sales with consistent pricing of PCS expressed in percentage terms. In determining whether a stated renewal is not substantive, the Company considers factors such as whether the period of the initial PCS term is relatively long when compared to the term of the software license or whether the PCS renewal rate is significantly below the Company's normal pricing practices. In determining whether PCS pricing is consistent, the Company considers the population of separate sales that are within a reasonably narrow range of the median within the identified market segment over the trailing 12 month period.

ASC 985-605 also requires the seller of software that includes services to establish VSOE of fair value of the undelivered element of the contract in order to account separately for the services revenue. The Company establishes VSOE of the fair value of services by reference to separate sales of comparable services with consistent pricing. In determining whether services pricing is consistent, the Company considers the population of separate sales that are within a reasonably narrow range of the median within the identified market segment over the trailing 12 month period.

For those software license arrangements that include customer-specific acceptance provisions, such provisions are generally presumed to be substantive and the Company does not recognize revenue until the earlier of the receipt of a written customer acceptance, objective demonstration that the delivered product meets the customer-specific acceptance criteria or the expiration of the acceptance period. The Company also defers the recognition of revenue on transactions involving less-established or newly released software products that do not have a history of successful implementation. The Company recognizes revenues on such arrangements upon the earlier of receipt of written acceptance or the first production use of the software by the customer. In the absence of customer-specific acceptance provisions, software license arrangements generally grant customers a right of refund or replacement only if the licensed software does not perform in accordance with its published specifications. If the Company's product history supports an assessment by management that the likelihood of non-acceptance is remote, the Company recognizes revenue when all other criteria of revenue recognition are met.

For software license arrangements in which the Company acts as a sales agent for another company's products, revenues are recorded on a net basis. These include arrangements in which the Company does not take title to the products, is not responsible for providing the product or service, earns a fixed commission, or assumes credit risk only to the extent of its commission. For software license arrangements in which the Company acts as a distributor of another company's product, and in certain circumstances, modifies or enhances the product, revenues are recorded on a gross basis. These include arrangements in which the Company takes title to the products and is responsible for providing the product or service.

For software license arrangements in which the Company utilizes a third-party distributor or sales agent, the Company recognizes revenue on a sell-in basis when business practices and operating history indicate that there is no risk of returns, rebates, or credits and there are no other risks related to the distributor or sales agents' ability to honor payment or distribution commitments. For other arrangements in which any of the above factors indicate that there are risks of returns, rebates, or credits or any other risks related to the distributor or sales agents' ability to honor payment or distribution commitments, the Company recognizes revenue on a sell-through basis.

For software license arrangements in which the Company permits the customer to receive unspecified future software products during the software license term, the Company recognizes revenue ratably over the license term, provided all other revenue recognition criteria have been met. For software license arrangements in which the Company grants the customer a right to exchange the original software product for specified future software products with more than minimal differences in features, functionality, and/or price, during the license term, revenue is recognized upon the earlier of delivery of the additional software products or at the time the exchange right lapses. For customers granted a right to exchange the original software product for specified future software products where the Company has determined price, feature, and functionality differences are minimal, the exchange right is accounted for as a like-kind exchange and revenue is recognized upon delivery of the currently licensed product. For software license arrangements in which the customer is charged variable software license fees based on usage of the product, the Company recognizes revenue as usage occurs over the term of the licenses, provided all other revenue recognition criteria have been met.

Certain of the Company's software license arrangements include PCS terms that fail to achieve VSOE of fair value due to non-substantive renewal periods, or contain a range of possible non-substantive PCS renewal amounts. As a result of the maturation of certain retail payment engine products, including BASE24, a higher number of software license arrangements in the Americas and EMEA reportable segments fail to achieve VSOE of fair value for PCS due to non-substantive renewal periods, or contain a range of possible non-substantive PCS renewal amounts. For these arrangements, VSOE of fair value of PCS does not exist and revenues for the software license, PCS and services, if applicable, are considered to be one accounting unit and are therefore recognized ratably over the longer of the contractual service term of PCS term once the delivery of both services has commenced. The Company typically classifies revenues associated with these arrangements in accordance with the contractually specified amounts, which approximate fair value assigned to the various elements, including software license fees, maintenance fees and services, if applicable.

This allocation methodology has been applied to the following amounts included in revenues in the consolidated statements of income from arrangements for which VSOE of fair value does not exist for each undelivered element (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Software license fees | $38,226 | $66,939 | $47,095 |
| Maintenance fees | 14,178 | 16,801 | 10,261 |
| Services | 830 | 1,362 | 4,118 |
| Total | $53,234 | $85,102 | $61,474 |

*Maintenance Fees.* The Company typically enters into multi-year time-based software license arrangements that vary in length but are generally five years. These arrangements include an initial (bundled) PCS term of one year with subsequent renewals for additional years within the initial license period. For arrangements in which the Company looks to substantive renewal rates or separate sales with consistent pricing to evidence VSOE of fair value of PCS and in which the PCS renewal rate and term are substantive, VSOE of fair value of PCS is determined by reference to the stated renewal rate or by reference to the population of separate sales with consistent pricing. For these arrangements, PCS revenues are recognized ratably over the PCS term specified in the contract. In arrangements where VSOE of fair value of PCS cannot be determined (for example, a time-based software license with a duration of one year or less or when the range of possible PCS renewal amounts is not sufficiently narrow or is significantly below the Company's normal pricing practices), the Company recognizes revenue for the entire arrangement ratably over the longer of the initial PCS term or the Services term (if any).

For those arrangements that meet the criteria to be accounted for under contract accounting, the Company determines whether VSOE of fair value exists for the PCS element. For those arrangements in which VSOE of fair value exists for the PCS element, PCS is accounted for separately and the balance of the arrangement is accounted for under ASC 985-605. For those arrangements in which VSOE of fair value does not exist for the PCS element all revenue is deferred until such time as the services are complete. Once services are complete, revenue is then recognized ratably over the remaining PCS period.

*Services.* The Company provides various professional services to customers, primarily project management, software implementation and software modification services. Revenues from arrangements to provide professional services are generally recognized as the related services are performed.

For those arrangements in which services revenue is deferred and the Company determines that the direct costs of services are recoverable, such costs are deferred and subsequently expensed in proportion to the related services revenue as it is recognized. For those arrangements that are accounted for under contract accounting, the Company accumulates and defers all direct and indirect costs allocable to the arrangement. For those arrangements that are not accounted for under contract accounting, the Company accumulates and defers all direct and incremental costs attributable to the arrangement.

*Revenue Recognition for Hosting Services.*

Effective January 1, 2011, the Company adopted on a prospective basis for all new or materially modified arrangements entered into on or after that date, the amended accounting guidance for multiple-deliverable revenue arrangements and the amended guidance related to the scope of existing software revenue recognition guidance. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements for the year ended December 31, 2012, nor does the Company expect it to have a material impact on its future financial statements.

A multiple-deliverable arrangement is separated into more than one unit of accounting if the delivered item(s) has value to the customer on a stand-alone basis; if the arrangement includes a general right of return relative to the delivered item(s); and if delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company. If these criteria are not met, the arrangement is accounted for as a single unit of accounting which would result in revenue being recognized ratably over the contract term or being deferred until the earlier of when such criteria are met or when the last undelivered element is delivered. If these criteria are met for each, the arrangement consideration is allocated to the separate units of accounting based on each unit's relative selling price. The selling price for each element is based upon the following selling price hierarchy: VSOE if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price if neither VSOE nor TPE is available.

The Company enters into hosting-related arrangements that may consist of multiple service deliverables including initial implementation and setup services, on-going support services, and other services. The Company's hosted products operate in a highly regulated and controlled environment which requires a highly specialized and unique set of initial implementation and setup services prior to the commencement of hosting-related services. Due to the essential and specialized nature of the implementation and setup services, these services do not qualify as separate units of accounting separate from the hosting service as the delivered services do not have value to the customer on a stand-alone basis. The on-going support and other services are considered as separate units of accounting as are add-on products that do not impact the availability of functionality currently in use. The total arrangement consideration is allocated to each of the separate units of accounting based on their relative selling price and revenue is recognized over their respective service periods. As the support and other services periods are the same as the hosting service period, the recognition pattern is similar to what was experienced prior to adopting the amended accounting guidance for multiple-deliverable revenue arrangements.

*Multiple Arrangements.* The Company may execute more than one contract or agreement with a single customer. The separate contracts or agreements may be viewed as one multiple-element arrangement or separate agreements for revenue recognition purposes. The Company evaluates whether the agreements were negotiated as part of a single project, whether the products or services are interrelated or interdependent, whether fees in one arrangement are tied to performance in another arrangement, and whether elements in one arrangement are essential to the functionality in another arrangement in order to reach appropriate conclusions regarding whether such arrangements are related or separate. The conclusions reached can impact the timing of revenue recognition related to those arrangements.

*Accrued Receivables.* Accrued receivables represent amounts earned that are to be billed in the near future. Included in accrued receivables are services and software hosting revenues earned in the current period but billed in the following period as well as software license fee revenues that are determined to be fixed and determinable but billed in future periods.

*Deferred Revenue.* Deferred revenue includes amounts currently due and payable from customers, and payments received from customers, for software licenses, maintenance and/or services in advance of recording the related revenue.

*Cash and Cash Equivalents*

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company's cash and cash equivalents includes holdings in checking, savings, money market and overnight sweep accounts, all of which have daily maturities, as well as time deposits with maturities of three months or less at the date of purchase. The carrying amounts of cash and cash equivalents on the consolidated balance sheets approximate fair value.

*Concentrations of Credit Risk*

In the normal course of business, the Company is exposed to credit risk resulting from the possibility that a loss may occur from the failure of another party to perform according to the terms of a contract. The Company regularly monitors credit risk exposures. Potential concentration of credit risk in the Company's receivables with respect to the banking, other financial services and telecommunications industries, as well as with retailers, processors, and networks is mitigated by the Company's credit evaluation procedures and geographical dispersion of sales transactions. The Company generally does not require collateral or other security to support accounts receivable. One customer in the Americas reportable segment accounted for 12.6% of the Company's consolidated accounts receivable balance as of December 31, 2011. No customer accounted for more than 10% of the Company's consolidated accounts receivable balance as of December 31, 2012.

The Company maintains a general allowance for doubtful accounts based on historical experience, along with additional customer-specific allowances. The Company regularly monitors credit risk exposures in accounts receivable. In estimating the necessary level of our allowance for doubtful accounts, management considers the aging of accounts receivable, the creditworthiness of customers, economic conditions within the customer's industry, and general economic conditions, among other factors.

The following reflects activity in the Company's allowance for doubtful accounts receivable (in thousands):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Balance, beginning of period | $4,843 | $5,738 | $2,732 |
| Provision (recovery) | 3,173 | (101) | 3,116 |
| Amounts written off, net of recoveries | (35) | (516) | (110) |
| Foreign currency translation adjustments | 136 | (278) | — |
| Balance, end of period | $8,117 | $4,843 | $5,738 |

Provision (recovery) amounts recorded in general and administrative expenses during the years ended December 31, 2012, 2011 and 2010 reflect increases (decreases) in the allowance for doubtful accounts based upon collection experience in the geographic regions in which the Company conducts business, net of collection of customer-specific receivables which were previously reserved for as doubtful of collection.

*Property and Equipment*

Property and equipment are stated at cost. Depreciation of these assets is generally computed using the straight-line method over the following estimated useful lives:

| | |
|---|---|
| Computer and office equipment | 3-5 years |
| Furniture and fixtures | 7 years |
| Leasehold improvements | Lesser of useful life of improvement or remaining term of lease |
| Vehicles and other | 4-5 years |
| Buildings | 30 years |

Assets under capital leases are amortized over the shorter of the asset life or the lease term.

*Software*

Software may be for internal use or available for sale. Costs related to certain software, which is available for sale, are capitalized in accordance with ASC 985-20, *Costs of Software to be Sold, Leased, or Marketed*, when the resulting product reaches technological feasibility. The Company generally determines technological feasibility when it has a detailed program design that takes product function, feature and technical requirements to their most detailed, logical form and is ready for coding. The Company does not typically capitalize costs related to software available for sale as technological feasibility generally coincides with general availability of the software.

Amortization of software costs to be sold or marketed externally, begins when the product is available for licensing to customers and is determined on a product-by-product basis. The annual amortization shall be the greater of the amount computed using (a) the ratio of current gross revenues for a product to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product, including the period being reported on. Due to competitive pressures, it may be possible that the estimates of anticipated future gross revenue or remaining estimated economic life of the software product will be reduced significantly. As a result, the carrying amount of the software product may be reduced accordingly. Amortization of internal-use software is generally computed using the straight-line method over estimated useful lives of three years.

*Business Combinations*

The Company applies the provisions of ASC 805, *Business Combinations*, in the accounting for its acquisitions. It requires the Company to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While the Company uses its best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, its estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, it records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our consolidated statements of income.

Critical estimates in valuing certain intangible assets include but are not limited to future expected cash flows from customer relationships, covenants not to compete and acquired developed technologies; brand awareness and market position, as well as assumptions about the period of time the brand will continue to be used in our product portfolio; and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Other estimates associated with the accounting for acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed, as more fully discussed in Note 2.

*Goodwill and Other Intangibles*

In accordance with ASC 350, *Intangibles – Goodwill and Other*, the Company assesses goodwill for impairment at least annually. During this assessment management relies on a number of factors, including operating results, business plans and anticipated future cash flows. The Company assesses potential impairments to other intangible assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered.

In accordance with ASC 350, the Company assesses goodwill for impairment annually during the fourth quarter of its fiscal year using October 1 balances or when there is evidence that events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. The Company evaluates goodwill at the reporting unit level and has identified its reportable segments, Americas, Europe/Middle East/Africa ("EMEA"), and Asia/Pacific, as its reporting units. Recoverability of goodwill is measured using a discounted cash flow model incorporating discount rates commensurate with the risks involved. Use of a discounted cash flow model is common practice in impairment testing in the absence of available transactional market evidence to determine the fair value.

The key assumptions used in the discounted cash flow valuation model include discount rates, growth rates, cash flow projections and terminal value rates. Discount rates, growth rates and cash flow projections are the most sensitive and susceptible to change as they require significant management judgment. Discount rates are determined by using a weighted average cost of capital ("WACC"). The WACC considers market and industry data as well as Company-specific risk factors. Operational management, considering industry and Company-specific historical and projected data, develops growth rates and cash flow projections for each reporting unit. Terminal value rate determination follows common methodology of capturing the present value of perpetual cash flow estimates beyond the last projected period assuming a constant WACC and low long-term growth rates. If the calculated fair value is less than the current carrying value, impairment of the reporting unit may exist. If the recoverability test indicates potential impairment, the Company calculates an implied fair value of goodwill for the reporting unit. The implied fair value of goodwill is determined in a manner similar to how goodwill is calculated in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded to write down the carrying value. The calculated fair value was in excess of the current carrying value for all reporting units for all periods.

Other intangible assets, which include customer relationships, purchased contracts, trademarks and trade names, and covenants not to compete, are amortized using the straight-line method over periods ranging from three years to 20 years. The Company reviews its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

*Impairment of Long-Lived Assets*

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset group may not be recoverable. An impairment loss is recorded if the sum of the future cash flows expected to result from the use of the asset (undiscounted and without interest charges) is less than the carrying amount of the asset. The amount of the impairment charge is measured based upon the fair value of the asset group.

*Treasury Stock*

The Company accounts for shares of its common stock that are repurchased without intent to retire as treasury stock. Such shares are recorded at cost and reflected separately on the consolidated balance sheets as a reduction of stockholders' equity. The Company issues shares of treasury stock upon exercise of stock options, issuance of restricted share awards, payment of earned performance shares, and for issuances of common stock pursuant to the Company's employee stock purchase plan. For purposes of determining the cost of the treasury shares re-issued, the Company uses the average cost method.

*Stock-Based Compensation Plans*

In accordance with ASC 718 Compensation – Stock Compensation, the Company recognizes stock-based compensation costs for only those shares expected to vest, on a straight-line basis over the requisite service period of the award, which is generally the vesting term. The impact of forfeitures that may occur prior to vesting is also estimated and considered in the amount of expense recognized. Forfeiture estimates are revised, if necessary, in subsequent periods when actual forfeitures differ from those estimates. Share based compensation expense is recorded in operating expenses depending on where the respective individual's compensation is recorded. The Company generally utilizes the Black-Scholes option-pricing model to determine the fair value of stock options on the date of grant. The assumptions utilized in the Black-Scholes option-pricing model, as well as the description of the plans the stock-based awards are granted under, are described in further detail in Note 13, *Stock-Based Compensation Plans.*

*Translation of Foreign Currencies*

The Company's foreign subsidiaries typically use the local currency of the countries in which they are located as their functional currency. Their assets and liabilities are translated into United States dollars at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rates during the period. Translation gains and losses are reflected in the consolidated financial statements as a component of accumulated other comprehensive income (loss). Transaction gains and losses, including those related to intercompany accounts, that are not considered to be of a long-term investment nature are included in the determination of net income. Transaction gains and losses, including those related to intercompany accounts, that are considered to be of a long-term investment nature are reflected in the consolidated financial statements as a component of accumulated other comprehensive income.

Since the undistributed earnings of the Company's foreign subsidiaries are considered to be indefinitely reinvested, the components of accumulated other comprehensive income have not been tax-effected.

*Income Taxes*

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company periodically assesses its tax exposures and establishes, or adjusts, estimated unrecognized tax benefits for probable assessments by taxing authorities, including the Internal Revenue Service ("IRS"), and various foreign and state authorities. Such unrecognized tax benefits represent the estimated provision for income taxes expected to ultimately be paid.

*Recently Issued Accounting Standards*

On January 1, 2012, the Company adopted 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"). The amendments in ASU 2011-04 change the wording used to describe many of the requirements in U.S. Generally Accepted Accounting Principles ("U.S. GAAP") for measuring fair value and for disclosing information about fair value measurements. Some of the amendments clarify FASB's intent about the application of existing fair value measurement and disclosure requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. Adoption of ASU 2011-04 did not have a material impact on the Company's financial statements.

On January 1, 2012, the Company adopted 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income* ("ASU 2011-05") which requires presentation of the components of net income (loss) and other comprehensive income (loss) either as one continuous statement or as two consecutive statements and eliminates the option to present components of other comprehensive income (loss) as part of the statement of changes in stockholders' equity. The standard does not change the items that must be reported in other comprehensive income (loss), how such items are measured or when they must be reclassified to net income (loss). Also, in December of 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05* (ASU 2011-12). Adoption of ASU 2011-05 did not have a material impact on the Company's financial statements.

On January 1, 2012, the Company adopted ASU 2011-08, *Testing Goodwill for Impairment*. This standard allows entities to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under this amendment, an entity is not required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments include a number of events and circumstances for entities to consider in conducting the qualitative assessment. Entities have the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step quantitative goodwill impairment test.

In July 2012, the FASB issued ASU 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment.* This amendment allows entities to first assess qualitative factors to determine whether the existence of events and circumstances indicates that an indefinite-lived intangible asset is more likely than not impaired. If, after assessing the totality of events and circumstances, an entity concludes that the indefinite-lived intangible asset is not more likely than not impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount. Entities have the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. ASU 2012-02 is effective for annual and interim indefinite-lived intangible asset impairment tests performed for fiscal years beginning after September 15, 2012. Therefore, ASU 2012-02 will be effective for the Company's fiscal year beginning January 1, 2013. Adoption of ASU 2012-02 is not expected to have a material impact on the Company's financial statements.

## 2. Acquisitions

### Fiscal 2013 Acquisitions

*Online Resources Corporation*

On January 30, 2013, the Company and Online Resources Corporation ("ORCC") entered into a Transaction Agreement (the "Transaction Agreement") providing for the acquisition of ORCC by the Company. The boards of directors of both ORCC and the Company have approved the Transaction Agreement.

Pursuant to the terms of the Transaction Agreement, the Company has commenced a tender offer (the "Offer") for all of ORCC's outstanding shares of common stock at a purchase price of $3.85 per ORCC share in cash for approximately $127 million. The Offer is subject to the conditions that there be validly tendered and not withdrawn prior to the expiration date of the Offer, a majority of all of the ORCC shares outstanding and entitled to vote.

The Company and Special Value Opportunities Fund, LLC ("SVOF") entered into a Shareholder Agreement for the Company to acquire the Series A-1 Convertible Preferred Stock of ORCC ("Preferred Stock") held by SVOF. Purchase price for the Preferred Stock is expected to be approximately $130.5 million

The Offer is also subject to the satisfaction of other customary conditions in accordance with the terms of the Transaction Agreement and the absence of a material adverse effect. The Offer is not subject to any financing condition.

*Profesionales en Transacciones Electronicas S.A*

During the first quarter of 2013, the Company acquired 100% of Profesionales en Transacciones Electronicas S.A. – Venezuela ("PTESA-V"), 100% of Profesionales en Transacciones Electronicas S.A. – Ecuador ("PTESA-E"), and the ACI related assets of Profesionales en Transacciones Electronicas S.A. – Colombia ("PTESA-C"), collectively "PTESA". PTESA has been a long-term partner of the Company, serving customers in South America in sales, service and support functions. The addition of the PTESA team to the Company reinforces its commitment to serve the Latin American market.

PTESA-E and PTESA-V were acquired for $2.8 million. The assets of PTESA-C were acquired for $11.4 million. The acquisition will be accounted for using the acquisition method of accounting with the Company identified as the acquirer.

Factors contributing to the purchase price that resulted in goodwill (a portion of which is not tax deductible) include the acquisition of management, sales, and services personnel with the skills to market and support products of the Company in the Latin America region.

**Fiscal 2012 Acquisition**

*Distra Pty Ltd*

On September 18, 2012, the Company closed the acquisition of 100% of Distra Pty Ltd. The Distra Universal Payments Platform delivers a fault-tolerant, Service-Oriented Architecture (SOA)-based payments platform that helps to significantly reduce the risk and cost of payments transformation without compromising security, performance, scalability and reliability. The integration of the Company's and Distra's technologies will enable financial institutions, processors and retailers to enhance the flexibility and performance of their existing payments infrastructure to address market needs, such as mobile, social channels and payment service hubs. In addition, this acquisition will enable the Company's payment products to integrate more tightly with customers' enterprise architectures, reducing their total cost of ownership.

The aggregate purchase price of Distra of $49.8 million, which was paid with existing cash balances. In addition, the company paid $0.5 million in transaction fees in relation to the acquisition of Distra, which are included in general and administrative expense in the accompanying condensed consolidated statement of operations. The consideration paid by the Company to complete the acquisition has been allocated preliminarily to the assets acquired and liabilities assumed based upon their estimated fair values as of the date of the acquisition. The allocation of purchase price is based upon certain external valuations and other analyses that have not been completed as of the date of this filing including but not limited to certain tax accounts. Accordingly, the purchase price allocations are preliminary and are subject to future adjustments during the maximum one-year allocation period. In connection with the acquisition, the Company recorded the following amounts based upon its preliminary purchase price allocation as of the date of the acquisition, which are subject to completion of the valuation and other analyses (in thousands, except weighted-average useful lives):

| | Amount | Weighted-Average Useful Lives |
|---|---|---|
| Total current assets acquired: | $ 1,857 | |
| Noncurrent assets: | | |
| Goodwill | 22,139 | |
| Software | 18,802 | 7 years |
| Customer relationships | 6,200 | 10 years |
| Deferred income taxes | 4,075 | |
| Other noncurrent assets | 96 | |
| Total assets acquired | 53,169 | |
| Current liabilities acquired | 3,419 | |
| Net assets acquired | $49,750 | |

During the three months ended December 31, 2012, the Company made adjustments to the preliminary purchase price allocation as additional information became available to software, customer relationships, deferred revenue, and deferred income taxes. These adjustments and any resulting adjustments to the statements of income were not material to the Company's previously reported operating results or financial position.

Factors contributing to the purchase price that resulted in the goodwill (which is not tax deductible) include the acquisition of management, technical, and services personnel with the skills to support products of the Company in addition to the enhanced focus on product innovation and enabling cross-selling opportunities when coupled with the Company's suite of payments products. Pro forma results are not presented because they are not material.

*North Data Uruguay S.A.*

On May 24, 2012, the Company closed the acquisition of North Data Uruguay S.A. North Data had been a long-term partner of the Company, serving customers in South America in sales, service and support functions. The addition of the North Data team to the Company reinforces its commitment to serve the Latin American market.

The aggregate purchase price of North Data was $4.6 million, which included cash acquired of $0.1 million. The consideration paid by the Company to complete the acquisition has been allocated to the assets acquired and liabilities assumed based upon their estimated fair values as of the date of the acquisition, including $3.5 million of goodwill and $2.2 million of customer relationships with a weighted-average useful life of 12.6 years.

Factors contributing to the purchase price that resulted in the goodwill (which is not tax deductible) include the acquisition of management, sales, and services personnel with the skills to market and support products of the Company in the Latin America region. Pro forma results are not presented because they are not material.

*S1 Corporation*

On February 10, 2012, the Company completed the exchange offer for S1 Corporation and all its subsidiaries. The acquisition was effectively closed on February 13, 2012 for approximately $368.7 million in cash and 5.9 million shares of the Company's stock, including 95,500 shares reissued from Treasury stock, resulting in a total purchase price of $587.3 million (the "Merger"). The combination of the Company and S1 has created a leader in the global enterprise payments industry. The combined company has enhanced scale, breadth, and additional capabilities, as well as a complementary suite of products that will better serve the entire spectrum of financial institutions, processors and retailers.

Under the terms of the transaction, S1 stockholders could elect to receive $10.00 in cash or 0.3148 shares of the Company's stock for each S1 share they owned, subject to proration, such that in the aggregate 33.8% of S1 shares were exchanged for the Company's shares and 66.2% were exchanged for cash. No S1 shareholders received fractional shares of the Company's stock. Instead, the total number of shares that each holder of S1 common stock received was rounded down to the nearest whole number, and the Company paid cash for any resulting fractional share determined by multiplying the fraction by $34.14.

Each outstanding option to acquire S1 common stock was canceled and terminated at the effective time of the Merger and converted into the right to receive the merger consideration with respect to the number of shares of S1 common stock that would have been issuable upon a net exercise of such option, assuming the market value of the S1 common stock at the time of such exercise was equal to the value of the merger consideration as of the close of trading on the day immediately prior to the effective date of the Merger. Any outstanding option with a per share exercise price that was greater than or equal to such amount was cancelled and terminated and no payment was made with respect thereto. In addition, each S1 restricted stock unit award outstanding immediately prior to the effective time of the Merger was fully vested and cancelled, and each holder of such awards became entitled to receive the Merger Consideration for each share of S1 common stock into which the vested portion of the awards would otherwise have been converted. Each S1 restricted stock award was vested immediately prior to the effective time of the Merger and was entitled to receive the Merger Consideration.

Additionally, the Company had previously purchased 1,107,000 shares of S1 stock that were held as available-for-sale securities prior to the acquisition date. The fair value of those shares as of February 13, 2012, has been included in the total purchase price with the previously unrealized gain of approximately $1.6 million being recognized as a gain and included in other income (expense) in the statements of operations for the year ended December 31, 2012.

The Company used $73.7 million of its cash balance for the acquisition in addition to $295.0 million of senior bank financing arranged through Wells Fargo Securities, LLC. See Note 6, *Debt*, for terms of the financing arrangement.

The consideration paid by the Company to complete the acquisition has been allocated to the assets acquired and liabilities assumed based upon their estimated fair values as of the date of the acquisition.

The purchase price of S1 Corporation's common stock as of the date of acquisition was comprised of (in thousands):

| | Amount |
|---|---|
| Cash payments to S1 shareholders | $365,918 |
| Issuance of ACI common stock | 204,857 |
| Reissuance of treasury stock | 2,174 |
| Cash payments for noncompete agreements | 2,778 |
| S1 shares previously held as available-for-sale securities | 11,557 |
| Total Purchase Price | $587,284 |

The Company incurred approximately $6.1 million in transaction related expenses during the year ended December 31, 2012, including fees to the investment bank, legal and other professional fees, which are included in general and administrative expenses in the accompanying condensed consolidated statement of operations.

The Company has included the financial results of S1 in its consolidated financial statements from the date of acquisition. S1 contributed an estimated $161.9 million in revenue during the year ended December 31, 2012. S1 had an estimated $6.9 million in operating losses for the year ended December 31, 2012, which includes non-recurring severance and accelerated share-based compensation expense related to the integration activities. Certain revenue and expenses have been estimated that are no longer separately identifiable due to integration activities.

In connection with the acquisition, the Company recorded the following amounts based upon its purchase price allocation during the year ended December 31, 2012 (in thousands, except weighted-average useful lives):

| | Amount | Weighted-Average Useful Lives |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ 97,748 | |
| Billed and accrued receivables, net | 65,329 | |
| Other current assets | 16,791 | |
| Total current assets acquired | 179,868 | |
| Noncurrent assets: | | |
| Property and equipment | 18,440 | |
| Goodwill | 256,244 | |
| Software | 87,517 | 5 - 10 years |
| Customer relationships | 108,690 | 10 - 20 years |
| Trademarks | 4,500 | 3 years |
| Covenant not to compete | 360 | 3 years |
| Deferred income tax | 40,634 | |
| Other noncurrent assets | 11,004 | |
| Total assets acquired | 707,257 | |
| Current liabilities: | | |
| Deferred revenue | 34,671 | |
| Accrued employee compensation | 34,689 | |
| Other current liabilities | 28,387 | |
| Total current liabilities acquired | 97,747 | |
| Noncurrent liabilities: | | |
| Deferred income tax | 15,795 | |
| Other noncurrent liabilities acquired | 6,431 | |
| Total liabilities acquired | 119,973 | |
| Net assets acquired | $587,284 | |

During the three months ended December 31, 2012, the Company made adjustments to the preliminary purchase price allocation as additional information became available to various income tax accounts. These adjustments and any resulting adjustments to the statements of income were not material to the Company's previously reported operating results or financial position.

Factors contributing to the purchase price that resulted in the goodwill (which is not tax deductible) include the acquisition of management, sales, and technology personnel with the skills to market new and existing products of the Company, enhanced global product capabilities, and complementary products and customers.

The pro forma financial information in the table below presents the combined historical results of the combined Company as if the acquisition had occurred January 1, 2011 (in thousands, except per share data). The pro forma information is shown for illustrative purposes only and is not necessarily indicative of future results of operations of the Company or results of operations of the Company that would have actually occurred had the transactions been in effect for the periods presented. This pro forma information is not intended to represent or be indicative of actual results had the acquisition occurred as of the beginning of each period, nor is it necessarily indicative of future results and does not reflect potential synergies, integration costs, or other such costs or savings. Certain pro forma adjustments have been made to net income for the years ended December 31, 2012 and 2011 to give effect to estimated adjustments to expenses to remove the amortization on eliminated S1 historical identifiable intangible assets and added amortization expense for the value of identified intangibles acquired in the acquisition (primarily acquired software, customer relationships, trade names, and covenants not to compete), adjustments to interest expense to reflect the elimination of preexisting S1 debt and added estimated interest expense on the Company's Term Credit Facility and additional borrowings on the Revolving Credit Facility and to eliminate share-based compensation expense for eliminated positions. Additionally, certain one-time transaction expenses that are a direct result of the acquisition have been excluded from the year ended December 31, 2012 and 2011.

| | Pro Forma Results of Operations for the Year Ended December 31, | |
|---|---|---|
| | 2012 | 2011 |
| **Total Revenues** | $717,505 | $722,210 |
| **Net Income** | 72,810 | 46,221 |
| **Income per share** | | |
| Basic | $ 1.88 | $ 1.18 |
| Diluted | $ 1.82 | $ 1.15 |

**Fiscal 2011 Acquisition**

*ISD Corporation*

On March 18, 2011, the Company closed the acquisition of ISD Holdings, Inc. and its 100% owned subsidiary ISD Corporation (collectively "ISD"). ISD's suite of products enables retailers to consolidate, manage, secure and route all electronic transactions from their point-of-sale systems to third-party processors for authorization and settlement.

The aggregate purchase price of ISD was $19.2 million, after working capital adjustments in accordance with the terms of the purchase agreement, which included cash acquired of $2.4 million. The allocation of the purchase price to specific assets and liabilities was based on the relative fair value of all assets and liabilities.

In connection with the acquisition, the Company recorded the following amounts based upon its purchase price allocation during the year ended December 31, 2011 (in thousands, except weighted-average useful lives):

| | Amount | Weighted-Average Useful Lives |
|---|---|---|
| Cash | $ 2,375 | |
| Accounts Receivable | 2,030 | |
| Other current assets | 958 | |
| Total current assets acquired | 5,363 | |
| Noncurrent assets: | | |
| Property and equipment | 519 | |
| Goodwill | 11,380 | |
| Software | 2,338 | 5 years |
| Customer relationships | 4,059 | 9 years |
| Trade name | 247 | 5 years |
| Total assets acquired | 23,906 | |
| Current liabilities acquired | (4,681) | |
| Net assets acquired | $19,225 | |

Factors contributing to the purchase price that resulted in the goodwill (which is not tax deductible) include the acquisition of management, sales, and technology personnel with the skills to market new and existing products of the Company. Pro forma results are not presented because they are not material.

### 3. Property and Equipment

As of December 31, 2012 and 2011, net property and equipment consisted of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Computer and office equipment (1) | $ 56,118 | $ 38,295 |
| Furniture and fixtures | 13,894 | 11,493 |
| Leasehold improvements | 10,369 | 7,193 |
| Land and buildings | 5,267 | — |
| Vehicles and other | 588 | 106 |
| | 86,236 | 57,087 |
| Less: accumulated depreciation and amortization | (44,950) | (36,608) |
| Property and equipment, net | $ 41,286 | $ 20,479 |

(1) Includes $4.6 million of computer and office equipment under capital lease for the year ended December 31, 2011.

### 4. Goodwill

Changes in the carrying amount of goodwill attributable to each reporting unit with goodwill balances during the years ended December 31, 2012 and 2011, were as follows (in thousands):

| | Americas | EMEA | Asia/ Pacific | Total |
|---|---|---|---|---|
| Gross Balance prior to December 31, 2010 | $187,362 | 44,250 | 19,755 | $251,367 |
| Total impairment prior to December 31, 2010 | (47,432) | — | — | (47,432) |
| Balance, December 31, 2010 | 139,930 | 44,250 | 19,755 | 203,935 |
| Goodwill from acquisitions (1) | 11,380 | — | — | 11,380 |
| Foreign currency translation adjustments | (144) | (638) | (389) | (1,171) |
| Balance, December 31, 2011 | $151,166 | $ 43,612 | $19,366 | $214,144 |
| Goodwill from acquisitions (2) | 117,669 | 111,865 | 52,393 | 281,927 |
| Foreign currency translation adjustments | (45) | 3,176 | 1,939 | 5,070 |
| Balance, December 31, 2012 | $268,790 | $158,653 | $73,698 | $501,141 |

(1) Addition relates to the goodwill acquired in the acquisition of ISD as discussed in Note 2.

(2) Addition relates to the goodwill acquired in the acquisitions of S1, North Data and Distra as discussed in Note 2. The purchase price allocation for Distra is preliminary as of December 31, 2012 and accordingly is subject to future changes during the maximum one-year allocation period.

### 5. Software and Other Intangible Assets

At December 31, 2012, software net book value totaled $129.3 million, net of $69.4 million of accumulated amortization. Included in this amount is software marketed for external sale of $100.4 million. The remaining software net book value of $28.9 million is comprised of various software that has been acquired or developed for internal use.

At December 31, 2011, software net book value totaled $22.6 million, net of $54.7 million of accumulated amortization. Included in this amount is software marketed for external sale of $10.3 million. The remaining software net book value of $12.3 million is comprised of various software that has been acquired or developed for internal use.

Amortization of acquired software marketed for external sale is computed using the greater of the ratio of current revenues to total current and anticipated revenues expected to be derived from the software or the straight-line method over an estimated useful life of generally three to six years. Software for resale amortization expense recorded during the years ended December 31, 2012, 2011 and 2010 totaled $13.8 million, $6.3 million, and $6.0 million, respectively. These software amortization expense amounts are reflected in cost of software license fees in the consolidated statements of income. Amortization of software for internal use recorded during the years ended December 31, 2012, 2011 and 2010 totaled $11.6 million, $8.1 million, and $7.4 million, respectively. These software amortization expense amounts are reflected in depreciation and amortization in the consolidated statements of income.

The carrying amount and accumulated amortization of the Company's other intangible assets that were subject to amortization at each balance sheet date are as follows (in thousands):

| | December 31, 2012 | | | December 31, 2011 | | |
|---|---|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Net Balance | Gross Carrying Amount | Accumulated Amortization | Net Balance |
| Customer relationships | $157,364 | $(33,727) | $123,637 | $40,298 | $(23,392) | $16,906 |
| Purchased contracts | 10,823 | (10,549) | 274 | 10,750 | (10,023) | 727 |
| Trademarks and tradenames | 5,830 | (2,096) | 3,734 | 1,291 | (585) | 706 |
| Covenant not to compete | 442 | (187) | 255 | 80 | (76) | 4 |
| | $174,459 | $(46,559) | $127,900 | $52,419 | $(34,076) | $18,343 |

Other intangible assets amortization expense recorded during the years ended December 31, 2012, 2011 and 2010 totaled $12.1 million, $6.4 million, and $6.3 million, respectively. Based on capitalized intangible assets at December 31, 2012, and assuming no impairment of these intangible assets, estimated amortization expense amounts in future fiscal years are as follows (in thousands):

| Fiscal Year Ending December 31, | Software Amortization | Other Intangible Assets Amortization |
|---|---|---|
| 2013 | $ 23,760 | $ 13,388 |
| 2014 | 21,651 | 11,589 |
| 2015 | 17,584 | 8,247 |
| 2016 | 14,928 | 7,775 |
| 2017 | 12,745 | 7,234 |
| Thereafter | 38,646 | 79,667 |
| Total | $129,314 | $127,900 |

## 6. Debt

*Credit Facility*

On November 10, 2011, the Company entered into the Credit Agreement (the "Credit Agreement") with a syndicate of financial institutions, as lenders, and Wells Fargo Bank, National Association ("Wells Fargo"), as Administrative Agent, providing for revolving loans, swingline loans, letters of credit and a term loan. The Credit Agreement consists of a five-year $250 million senior secured revolving credit facility (the "Revolving Credit

Facility"), which includes a sublimit for the issuance of standby letters of credit and a sublimit for swingline loans, and a five-year $200 million senior secured term loan facility (the "Term Credit Facility" and, together with the Revolving Credit Facility, the "Credit Facility"). The Credit Agreement also allows the Company to request optional incremental term loans and increases in the revolving commitment. As of December 31, 2012, the Company had up to $62 million of unused borrowings under the Revolving Credit Facility portion of the Credit Agreement. The amount of unused borrowings actually available varies in accordance with the terms of the agreement.

On November 10, 2011, the Company borrowed an aggregate principal amount of $75 million under the Revolving Credit Facility and did not borrow any amount under the Term Credit Facility. On February 10, 2012, the Company borrowed an additional $95.0 million under the Revolving Credit Facility and $200.0 million under the term Credit Facility, bringing the total aggregate principal balance to $370.0 million. These additional borrowings were used in connection with the S1 acquisition that was completed on February 13, 2012. In connection with obtaining the credit agreement, the Company incurred debt issue costs of $12.8 million, $11.8 million of which were paid at December 31, 2011 with the remainder paid as of December 31, 2012.

On September 21, 2012, the Company borrowed an additional $24.0 million under the Revolving Credit Facility to partially fund the repurchase of the majority of its outstanding common stock warrants held by International Business Machines ("IBM"). For further discussion on the common stock warrants see Note 17, *International Business Machines Corporation Alliance Agreement*. During the year ended December 31, 2012, the Company made a $6.0 million payment on the Revolving Credit Facility.

Borrowings under the Credit Facility bear interest at a rate per annum equal to, at the Company's option, either (a) a base rate determined by reference to the highest of (1) the rate of interest per annum publicly announced by the Administrative Agent as its Prime Rate, (2) the federal funds effective rate plus 1/2 of 1% and (3) a LIBOR based rate determined by reference to the costs of funds for U.S. dollar deposits for a one-month interest period adjusted for certain additional costs plus 1% or (b) a LIBOR based rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus an applicable margin. The applicable margin for borrowings under the Revolving Credit Facility is, based on the calculation of the applicable consolidated total leverage ratio, between 0.50% to 1.50% with respect to base rate borrowings and between 1.50% and 2.50% with respect to LIBOR based borrowings. Interest is due and payable monthly. The interest rate in effect at December 31, 2012 was 2.22%.

In addition to paying interest on the outstanding principal under the Credit Facility, the Company is required to pay a commitment fee in respect of the unutilized commitments under the Revolving Credit Facility, payable quarterly in arrears. The Company is also required to pay letter of credit fees on the maximum amount available to be drawn under all outstanding letters of credit in an amount equal to the applicable margin on LIBOR based borrowings under the Revolving Credit Facility on a per annum basis, payable quarterly in arrears, as well as customary fronting fees for the issuance of letters of credit fees and agency fees.

On September 11, 2012, the Company and certain of its subsidiaries entered into a First Amendment and Consent and Waiver No. 3 to the Credit Agreement (the "Amendment") with Wells Fargo as administrative agent and as a lender, and the other lenders (the "Lenders") party to the Credit Agreement, dated November 10, 2011, by and among the Company, Wells Fargo and the Lenders. The Amendment, among other things, permits the Company, subject to certain conditions, to (i) purchase, redeem or otherwise acquire or retire for value up to 2,500,000 shares of capital stock of the Company, (ii) complete certain reorganization and investment activities relating to the integration of S1 Corporation and (iii) acquire non-guarantor subsidiaries, provided that such acquisitions do not exceed $75.0 million for any acquisition (or series of related acquisitions) and, subject to certain exceptions, $200.0 million when taken together with all non-guarantor subsidiaries acquired after September 11, 2012. This amendment does not change the amount of debt outstanding, available, payment schedule or interest rate. The company incurred additional financing costs of $0.5 million related to the Amendment which were paid during the year ended December 31, 2012.

The Company is permitted to voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans under the Credit Facility at any time without premium or penalty, other than customary "breakage" costs with respect to LIBOR based loans.

The Company paid $13.8 million in principal payments for the Term Credit Facility during the year ended December 31, 2012. The following payments are expected for the Term Credit Facility over the subsequent four year period:

| | Payments due by Period (amounts in thousands) | | | |
|---|---|---|---|---|
| | 2013 | 2014 | 2015 | 2016 |
| **Term Credit Facility** | $17,500 | $26,250 | $30,000 | $112,500 |

The Credit Agreement also contains certain customary mandatory prepayment provisions. If certain events, as specified in the Credit Agreement, shall occur, the Company may be required to repay all or a portion of the amounts outstanding under the Credit Facility.

The Credit Facility will mature on the five-year anniversary of the closing date for the Credit Facility. The Revolving Credit Facility will not amortize and the Term Credit Facility will amortize, with principal payable in consecutive quarterly installments. The Company's obligations and the obligations of the guarantors under the Guaranty and cash management arrangements entered into with lenders under the Credit Facility (or affiliates thereof) are secured by first-priority security interests in substantially all assets of the Company and any guarantor, including 100% of the capital stock of ACI Corporation and each domestic subsidiary of the Company, each domestic subsidiary of any guarantor and 65% of the voting capital stock of each foreign subsidiary of the Company that is directly owned by the Company or a guarantor, and in each case, is subject to certain exclusions set forth in the credit documentation governing the Credit Facility.

The Credit Agreement contains certain customary affirmative covenants and negative covenants that limit or restrict, subject to certain exceptions, the incurrence of liens, indebtedness of subsidiaries, mergers, advances, investments, acquisitions, transactions with affiliates, change in nature of business and the sale of the assets. The Company is also required to maintain a consolidated leverage ratio at or below a specified amount and a consolidated fixed charge coverage ratio at or above a specified amount. If an event of default, as specified in the Credit Agreement, shall occur and be continuing, the Company may be required to repay all amounts outstanding under the Credit Facility. As of December 31, 2012, and at all times during the period, the Company was in compliance with its debt covenants.

*Debt Commitment*

On January 30, 2013, in connection with the Transaction Agreement related to ORCC, the Company entered into a commitment letter (the "Commitment Letter"), whereby Wells Fargo Bank, National Association committed to provide, as a source of funding for the transactions contemplated by the Transaction Agreement, financing of up to $750 million (the "Commitment"), or $300 million of financing in addition to the current $450 million Credit Facility. The Commitment is subject to various conditions, including consummation of the Offer.

*Other*

During the year ended December 31, 2012, the Company financed the five-year license agreement for certain internally-used software for $14.8 million with annual payments due in April through 2016. As of December 31, 2012, $2.9 million was recorded in accrued and other current liabilities and $9.3 million in other noncurrent liabilities in the accompanying condensed consolidated balance sheet.

## 7. Fair Value of Financial Instruments

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.
- Level 3 Inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

*Available-for-Sale Securities.* Equity securities are reported at fair value utilizing Level 1 inputs. The Company's equity securities of $10.6 million at December 31, 2011 were comprised entirely of S1 Corporation common stock. The Company utilized quoted prices from an active exchange market to fair value its equity securities. The Company acquired S1 Corporation during the first quarter of 2012, subsequently the S1 common stock has been delisted and all S1 assets and liabilities have been consolidated into the Company's consolidated financial statements as of December 31, 2012. The Company recognized a gain of approximately $1.6 million during the year ended December 31, 2012 related to price appreciation of the S1 shares held prior to the acquisition date. See Note 2 for further discussion.

The Company assesses its classifications within the fair value hierarchy at each reporting period. There were no transfers between any levels of the fair value hierarchy during the periods presented in the table below.

The fair values of cash equivalents approximate the carrying values due to the short period of time to maturity. The estimated fair value of total debt was $381.5 million and $76.8 million at December 31, 2012 and 2011, respectively, and was estimated using discounted cash flows based on the Company's current incremental borrowing rates (level 2 of the fair value hierarchy) compared to the carrying value of $374.3 million and $75.0 million at December 31, 2012 and 2011, respectively.

## 8. Corporate Restructuring and Other Organizational Changes

*Employee Actions*

During the year ended December 31, 2012, the Company reduced its headcount by 272 employees as a part of its integration of its recent acquisitions. In connection with these actions, approximately $9.2 million of termination costs were recognized in general and administrative expense in the accompanying consolidated statements of income during the year ended December 31, 2012. The charges, by segment, were as follows for the year December 31, 2012: $3.7 million in the Americas segment, $4.6 million in the EMEA segment, and $0.9 million in the Asia/Pacific segment. Approximately $8.4 million of these termination costs were paid during the year ended December 31, 2012. The remaining liability is expected to be paid over the next 12 months.

*Lease Terminations*

During the year ended December 31, 2012, the Company terminated the lease for its facility in New York, New York. Under the terms of the termination agreement, the Company paid a termination fee of approximately $1.1 million that was recorded in general and administrative expenses in the accompanying consolidated statements of income for the year ended December 31, 2012.

During the year ended December 31, 2012, the Company terminated the lease for its facility in Dublin, Ireland. Under the terms of the termination agreement, the Company agreed to pay a termination fee of approximately $2.8 million, of which $2.3 million was recorded in general and administrative expenses in the accompanying consolidated statements of income for the year ended December 31, 2012. The remaining balance of $0.5 million had been accounted for as an unfavorable lease liability in the S1 purchase price allocation. The termination fee was paid during the year ended December 31, 2012.

During the year ended December 31, 2012 the Company ceased use of all or a portion of its leased facilities in Toronto, Canada and Chertsey, England, which resulted in additional expense of $1.3 million that was recorded in general and administrative expenses in the accompanying consolidated statements of income for the year ended December 31, 2012.

The components of corporate restructuring and other reorganization activities from the recent acquisitions are included in the following table (in thousands):

| | Severance | Facility Closures | Total |
|---|---|---|---|
| Balance, December 31, 2011 | $ — | $ — | $ — |
| Restructuring charges incurred | 9,203 | 4,850 | 14,053 |
| Unfavorable lease liability | — | 518 | 518 |
| Amounts paid during the period | (8,425) | (4,098) | (12,523) |
| Foreign currency translation adjustments | (160) | 26 | (134) |
| Balance, December 31, 2012 | $ 618 | $ 1,296 | $ 1,914 |

The $0.6 million for unpaid severance is included in accrued employee compensation and the $1.3 million for unpaid facilities closures is included in accrued and other current liabilities in the accompanying consolidated balance sheet at December 31, 2012.

### 9. Common Stock and Treasury Stock

As of December 31, 2011, the Company's board of directors had approved a stock repurchase program authorizing the Company, from time to time as market and business conditions warrant, to acquire up to $210 million of its common stock. In February 2012, the Company's board of directors approved an increase of $52.1 million to their current stock repurchase authorization, bringing the total authorization to $262.1 million.

On September 13, 2012, the Company's board of directors approved the repurchase of up to 2,500,000 shares of the Company's common stock, or up to $113.0 million in place of the remaining repurchase amounts previously authorized. On September 21, 2012, the Company entered into an agreement to repurchase 2,492,600 common stock warrants from IBM for $29.6 million, which was funded under the stock repurchase plan. See Note 17, *International Business Machines Corporation Alliance Agreement*, for further discussion on the common stock warrants.

The Company repurchased 1,437,692 shares for $57.8 million during the year ended December 31, 2012. The Company did not repurchase any shares during the year ended December 31, 2011. Under the program to date, the Company has purchased 9,519,872 shares for approximately $244.9 million. The maximum remaining authorized for purchase under the stock repurchase program was approximately 1.8 million shares or $78.9 million as of December 31, 2012.

During the year ended September 30, 2006, the Company began to issue shares of treasury stock upon exercise of stock options, payment of earned performance shares, issuance of restricted stock awards and for issuances of common stock pursuant to the Company's employee stock purchase plan. Treasury shares issued during the year ended December 31, 2010 included 235,986 and 25,950 shares issued pursuant to stock option exercises and restricted share award grants, respectively. Treasury shares issued during the year ended December 31, 2011 included 361,093 and 6,300 shares issued pursuant to stock option exercises and restricted share award grants, respectively. Treasury shares issued during the year ended December 31, 2012 included 847,301 and 226,594 shares issued pursuant to stock option exercises and restricted share award grants, respectively.

## 10. Earnings Per Share

Earnings per share is computed in accordance with ASC 260, *Earnings per Share.* Basic earnings per share is computed on the basis of weighted average outstanding common shares. Diluted earnings per share is computed on the basis of basic weighted average outstanding common shares adjusted for the dilutive effect of stock options and other outstanding dilutive securities.

The following table reconciles the average share amounts used to compute both basic and diluted earnings per share (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Weighted average share outstanding: | | | |
| Basic weighted average shares outstanding | 38,696 | 33,457 | 33,560 |
| Add: Dilutive effect of stock options, restricted stock awards and other dilutive securities | 1,209 | 738 | 310 |
| Diluted weighted average shares outstanding | 39,905 | 34,195 | 33,870 |

For the years ended December 31, 2012, 2011, and 2010, respectively, 1.7 million, 3.3 million and 5.4 million options to purchase shares, contingently issuable shares, and common stock warrants were excluded from the diluted net income per share computation as their effect would be anti-dilutive.

Common stock outstanding as of December 31, 2012 and 2011 was 39,447,773 and 33,643,089, respectively.

## 11. Other, net

Other, net is comprised of the following items (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Foreign currency transaction losses | $ (750) | $(753) | $(3,216) |
| Realized gain on available-for-sale securities | 1,557 | — | — |
| Other | (408) | (49) | (399) |
| Total | $ 399 | $(802) | $(3,615) |

## 12. Segment Information

The Company's chief operating decision maker, together with other senior management personnel, currently focus their review of consolidated financial information and the allocation of resources based on reporting of operating results, including revenues and operating income, for the geographic regions of the Americas, EMEA and Asia/Pacific and the Corporate segment. The Company's products are sold and supported through distribution networks covering these three geographic regions, with each distribution network having its own sales force. The Company supplements its distribution networks with independent reseller and/or distributor arrangements. All administrative costs that are not directly attributable or reasonably allocable to a geographic segment are tracked in the Corporate segment. As such, the Company has concluded that its three geographic regions are its reportable segments.

The Company allocates segment support expenses such as global product development, business operations, and product management based upon percentage of revenue per segment. Depreciation and amortization costs are allocated as a percentage of the headcount by segment. The Corporate line item consists of the corporate overhead costs that are not allocated to operating segments. Corporate overhead costs relate to human resources, finance, legal, accounting, merger and acquisition activity and amortization of acquisition-related intangibles and software as well as other costs that are not considered when management evaluates segment performance.

The following is selected segment financial data for the periods indicated (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Revenues: | | | |
| Americas | $ 352,197 | $245,703 | $221,560 |
| EMEA | 218,015 | 164,874 | 150,525 |
| Asia/Pacific | 96,367 | 54,518 | 46,339 |
| | $ 666,579 | $465,095 | $418,424 |
| Depreciation and amortization expense: | | | |
| Americas | $ 10,917 | $ 11,139 | $ 9,903 |
| EMEA | 5,175 | 4,473 | 3,731 |
| Asia/Pacific | 3,075 | 3,410 | 3,126 |
| Corporate | 31,614 | 9,355 | 9,587 |
| | $ 50,781 | $ 28,377 | $ 26,347 |
| Stock-based compensation expense: | | | |
| Americas | $ 256 | $ 1,496 | $ 1,684 |
| EMEA | 439 | 403 | 145 |
| Asia/Pacific | 314 | 418 | 425 |
| Corporate | 14,177 | 8,937 | 5,536 |
| | $ 15,186 | $ 11,254 | $ 7,790 |
| Income (loss) before taxes: | | | |
| Americas | $ 103,165 | $ 84,392 | $ 73,670 |
| EMEA | 78,848 | 45,755 | 42,026 |
| Asia/Pacific | 32,673 | 6,962 | (1,481) |
| Corporate | (149,418) | (72,796) | (65,513) |
| | $ 65,268 | $ 64,313 | $ 48,702 |

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Long lived assets: | | |
| Americas – United States | $453,102 | $225,094 |
| Americas – Other | 11,712 | 4,051 |
| EMEA | 256,556 | 56,542 |
| Asia/Pacific | 110,020 | 23,625 |
| | $831,390 | $309,312 |

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Total assets: | | |
| Americas – United States | $ 635,558 | $408,038 |
| Americas – Other | 26,580 | 26,664 |
| EMEA | 404,016 | 166,997 |
| Asia/Pacific | 184,732 | 62,943 |
| | $1,250,886 | $664,642 |

Additionally, the Company offers six primary software product lines that are sold in each of the geographic regions listed above. Following are revenues, by product line (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Retail payments processing | $372,942 | $289,501 | $255,536 |
| Online Banking and Community Financial Services | 169,652 | 47,283 | 55,482 |
| Wholesale banking payments | 39,717 | 34,357 | 31,042 |
| Payment fraud management | 25,160 | 32,939 | 22,039 |
| Card and merchant management | 21,963 | 23,130 | 19,240 |
| Tools and infrastructure | 37,145 | 37,885 | 35,085 |
| Total | $666,579 | $465,095 | $418,424 |

During the years ended December 31, 2012, 2011 and 2010, approximately 32%, 43%, and 46%, respectively, of the Company's total revenues were derived from licensing the BASE24 product line, which does not include the BASE24-eps product, and providing related services and maintenance.

During the years ended December 31, 2012, 2011 and 2010, revenues in the United States were approximately $277.8 million, $188.0 million, and $163.1 million, respectively.

No country outside of the United States accounted for more than 10% of the Company's consolidated revenues during the years ended December 31, 2012, 2011 and 2010. No single customer accounted for more than 10% of the Company's consolidated revenues during the years ended December 31, 2012, 2011 and 2010.

## 13. Stock-Based Compensation Plans

*Employee Stock Purchase Plan*

Under the Company's 1999 Employee Stock Purchase Plan (the "ESPP"), a total of 1,500,000 shares of the Company's common stock have been reserved for issuance to eligible employees. Participating employees are permitted to designate up to the lesser of $25,000, or 10% of their annual base compensation, for the purchase of common stock under the ESPP. Purchases under the ESPP are made one calendar month after the end of each fiscal quarter. The price for shares of common stock purchased under the ESPP is 85% of the stock's fair market value on the last business day of the three-month participation period. Shares issued under the ESPP during the years ended December 31, 2012, 2011 and 2010, totaled 40,798, 40,669, and 57,734, respectively.

Additionally, the discount offered pursuant to the Company's ESPP discussed above is 15%, which exceeds the 5% non-compensatory guideline in ASC 718 and exceeds the Company's estimated cost of raising capital. Consequently, the entire 15% discount to employees is deemed to be compensatory for purposes of calculating expense using a fair value method. Compensation cost related to the ESPP for each of the years ended December 31, 2012, 2011 and 2010 was approximately $0.2 million.

On July 24, 2007, the Company's stockholders approved a proposal to amend the ESPP to extend the term of the ESPP by ten years to April 30, 2018. The term of the amended ESPP commenced May 1, 2008 and continues until April 30, 2018 subject to earlier termination by the Company's board of directors.

*Stock Incentive Plans – Active Plans*

The Company has a 2005 Equity and Performance Incentive Plan, as amended (the "2005 Incentive Plan"), under which shares of the Company's common stock have been reserved for issuance to eligible employees or non-employee directors of the Company. The 2005 Incentive Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, performance awards and other awards. The maximum number of shares of the Company's common stock that may be issued or transferred in connection with awards granted under the 2005 Incentive Plan is the sum of (i) 3,000,000 shares and (ii) any shares represented by outstanding options that had been granted under designated terminated stock option plans that are subsequently forfeited, expire or are canceled without delivery of the Company's common stock.

On July 24, 2007, the stockholders of the Company approved the First Amendment to the 2005 Incentive Plan which increased the number of shares authorized for issuance under the plan from 3,000,000 to 5,000,000 and contained certain other amendments, including an amendment to provide that the exercise price for any options granted under the 2005 Incentive Plan, as amended, may not be less than the market value per share of common stock on the date of grant. On June 14, 2012, the stockholders of the Company approved the Second Amendment to the 2005 Incentive Plan which increased the number of shares authorized for issuance under the plan from 5,000,000 to 7,750,000.

Stock options granted pursuant to the 2005 Incentive Plan are granted at an exercise price not less than the market value per share of the Company's common stock on the date of the grant. Prior to the adoption of the First Amendment to the 2005 Incentive Plan, stock options granted under the 2005 Incentive Plan were granted with an exercise price not less than the market value per share of common stock on the date immediately preceding the date of grant. Under the 2005 Incentive Plan, the term of the outstanding options may not exceed ten years. Vesting of options is determined by the Compensation Committee of the Board of Directors, the administrator of the 2005 Incentive Plan, and can vary based upon the individual award agreements.

Performance awards granted pursuant to the 2005 Incentive Plan become payable upon the achievement of specified management objectives. Each performance award specifies: (i) the number of performance shares or units granted, (ii) the period of time established to achieve the management objectives, which may not be less than one year from the grant date, (iii) the management objectives and a minimum acceptable level of achievement as well as a formula for determining the number of performance shares or units earned if performance is at or above the minimum level but short of full achievement of the management objectives, and (iv) any other terms deemed appropriate.

Restricted stock awards granted pursuant to the 2005 Incentive Plan have requisite service periods of three and four years and vest in increments of 33% and 25%, respectively, on the anniversary of the grant date. Under each arrangement, stock is issued without direct cost to the employee.

In relation to the acquisition of S1 Corporation discussed in Note 2, the Company amended the S1 Corporation 2003 Stock Incentive Plan, as previously amended and restated (the "S1 2003 Incentive Plan"). Restricted share awards ("RSAs") were granted to S1 employees by S1 Corporation prior to the acquisition by the Company in accordance with the terms of the Transaction Agreement ("Transaction RSAs") under the S1 2003 Incentive Plan. These are the only equity awards currently outstanding under the S1 2003 Incentive Plan and no further grants will be made.

Under the terms of the Transaction Agreement with S1, upon the acquisition, the S1 Transaction RSAs were converted to RSAs of the Company's stock. These awards have requisite service periods of four years and vest in increments of 25% on the anniversary of the original grant date of November 9, 2011. If an employee is terminated without cause within 12 months from the acquisition date, the RSAs 100% vest. Stock is issued without direct cost to the employee. The RSA grants provide for the payment of dividends on the Company's common stock, if any, to the participant during the requisite service period (vesting period) and the participant has voting rights for each share of common stock. The conversion of the Transaction RSAs was treated as a modification and as such, they were valued immediately prior to and after modification. The Company recognizes compensation expense for RSAs on a straight-line basis over the requisite service period. The incremental fair value as measure upon modification will be recognized on a straight-line basis from modification date through the end of the requisite service period.

*Stock Incentive Plans – Terminated Plans with Options Outstanding*

Upon adoption of the 2005 Incentive Plan in March 2005, the Board terminated the following stock option plans of the Company: (i) the 2002 Non-Employee Director Stock Option Plan, as amended, (ii) the MDL Amended and Restated Employee Share Option Plan, as amended (iii) the 2000 Non-Employee Director Stock Option Plan, as amended (iv) the 1997 Management Stock Option Plan, as amended (v) the 1996 Stock Option Plan, as amended; and (vi) the 1994 Stock Option Plan, as amended. Termination of these stock option plans did not affect any options outstanding under these plans immediately prior to termination thereof.

The Company had a 2002 Non-Employee Director Stock Option Plan that was terminated in March 2005 whereby 250,000 shares of the Company's common stock had been reserved for issuance to eligible non-employee directors of the Company. The term of the outstanding options is ten years. All outstanding options under this plan are fully vested.

The Company had a 1999 Stock Option Plan, as amended, that expired in February 2009 whereby 4,000,000 shares of the Company's common stock had been reserved for issuance to eligible employees of the Company and its subsidiaries. The term of the outstanding options is 10 years. The options generally vest annually over a period of three or four years. All outstanding options under this plan are fully vested.

The Company had a 1996 Stock Option Plan that was terminated in March 2005 whereby 1,008,000 shares of the Company's common stock had been reserved for issuance to eligible employees of the Company and its subsidiaries and non-employee members of the board of directors. The term of the outstanding options is ten years. The options generally vest annually over a period of four years.

The Company had a 1994 Stock Option Plan that was terminated in March 2005 whereby 1,910,976 shares of the Company's common stock had been reserved for issuance to eligible employees of the Company and its subsidiaries. The term of the outstanding options is ten years. The stock options vest ratably over a period of four years.

A summary of stock options issued under the various Stock Incentive Plans previously described and changes is as follows:

| | Number of Shares | Weighted-Average Exercise Price ($) | Weighted-Average Remaining Contractual Term (Years) | Aggregate Intrinsic Value of In-the-Money Options ($) |
|---|---|---|---|---|
| Outstanding, December 31, 2009 | 3,556,873 | $20.72 | | |
| Granted | 338,950 | 24.48 | | |
| Exercised | (235,986) | 13.34 | | |
| Forfeited | (106,625) | 18.11 | | |
| Expired | (42,674) | 30.31 | | |
| Outstanding, December 31, 2010 | 3,510,538 | 21.55 | | |
| Granted | 367,202 | 28.95 | | |
| Exercised | (361,093) | 12.40 | | |
| Forfeited | (26,591) | 20.53 | | |
| Outstanding, December 31, 2011 | 3,490,056 | 23.28 | | |
| Granted | 435,367 | 42.43 | | |
| Exercised | (847,301) | 19.74 | | |
| Forfeited | (105,540) | 22.19 | | |
| Expired | (4,000) | 10.19 | | |
| Outstanding, December 31, 2012 | 2,968,582 | $27.15 | 5.28 | $49,151,503 |
| Exercisable, December 31, 2012 | 1,840,304 | $24.44 | 4.49 | $35,426,182 |

At December 31, 2012, we expect that 94.3% of options granted will vest over the vesting period.

The weighted-average grant date fair value of stock options granted during the years ended December 31, 2012, 2011, and 2010 was $20.56, $14.00, and $12.22, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2012, 2011, and 2010 was $17.3 million, $6.7 million, and $1.9 million, respectively.

The fair value of options granted in the respective fiscal years was estimated on the date of grant using the Black-Scholes option-pricing model, a pricing model acceptable under ASC 718, with the following weighted-average assumptions:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Expected life (years) | 6.2 | 5.9 | 5.9 |
| Risk-free interest rate | 0.8% | 1.4% | 2.3% |
| Expected volatility | 51.4% | 50.6% | 50.8% |
| Expected dividend yield | — | — | — |

Expected volatilities are based on the Company's historical common stock volatility derived from historical stock price data for historic periods commensurate with the options' expected life. The expected life of options granted represents the period of time that options granted are expected to be outstanding, based primarily on historical employee option exercise behavior. The risk-free interest rate is based on the implied yield currently available on United States Treasury zero coupon issues with a term equal to the expected life at the date of grant of the options. The expected dividend yield is zero as the Company has historically paid no dividends and does not anticipate dividends to be paid in the future.

*Long-term Incentive Program Performance Share Awards*

During the years ended December 31, 2012, 2011, and 2010, pursuant to the Company's 2005 Incentive Plan, the Company granted long-term incentive program performance share awards ("LTIP Performance Shares"). These LTIP Performance Shares are earned, if at all, based upon the achievement, over a specified period that must not be less than one year and is typically a three-year performance period, of performance goals related to (i) the compound annual growth over the performance period in the sales for the Company as determined by the Company, and (ii) the cumulative operating income over the performance period as determined by the Company. In no event will any of the LTIP Performance Shares become earned if the Company's sales growth or cumulative operating income is below a predetermined minimum threshold level at the conclusion of the performance period. Assuming achievement of the predetermined sales growth and cumulative operating income threshold levels, up to 200% of the LTIP Performance Shares may be earned upon achievement of performance goals equal to or exceeding the maximum target levels for the performance goals over the performance period. Management must evaluate, on a quarterly basis, the probability that the threshold performance goals will be achieved, if at all, and the anticipated level of attainment in order to determine the amount of compensation costs to record in the consolidated financial statements.

During the fourth quarter of the year ended December 31, 2011, the Company revised the expected attainment for the awards granted in fiscal 2009 from 150% to 200% and the revised the awards granted in fiscal 2010 from 100% to 175% due to changes in forecasted sales and operating income. No revisions to the attainment assumptions were made in the year ended 2012. The expected attainment rates for the 2011 and 2012 grants are 100%.

At December 8, 2012, the LTIPs granted in 2009 were earned by the employees and the shares are expected to be issued in the first quarter of 2013. If a grantee voluntarily leaves the Company before issuance, they will be required to forfeit their LTIP awards. As such, the LTIP awards granted in fiscal 2009 are not vested until they are issued to the individuals in 2013.

A summary of the nonvested LTIP Performance Shares is as follows:

| Nonvested LTIP Performance Shares | Number of Shares at Expected Attainment | Weighted-Average Grant Date Fair Value |
|---|---|---|
| Nonvested at December 31, 2009 | 216,150 | $16.52 |
| Granted | 207,180 | 26.29 |
| Forfeited or expired | (25,620) | 16.52 |
| Change in expected attainment for 2009 grants | 101,325 | 16.52 |
| Nonvested at December 31, 2010 | 499,035 | 20.57 |
| Granted | 237,751 | 28.94 |
| Forfeited or expired | (36,682) | 18.92 |
| Change in expected attainment for 2009 and 2010 grants | 231,468 | 22.71 |
| Nonvested at December 31, 2011 | 931,571 | 23.33 |
| Granted | 273,595 | 42.65 |
| Forfeited or expired | (103,682) | 23.12 |
| Nonvested at December 31, 2012 | 1,101,484 | $28.14 |

*Restricted Share Awards*

During the years ended December 31, 2012, 2011, 2010 and 2009, pursuant to the Company's 2005 Incentive Plan, the Company granted restricted share awards ("RSAs"). The awards granted during the year ended December 31, 2012, 2011 and 2010 have requisite service periods of three years and vest in increments of 33%

on the anniversary of the grant dates. The awards granted during the year ended December 31, 2009, have a requisite service period of four years and vest in increments of 25% on the anniversary of the grant dates. Under each arrangement, stock is issued without direct cost to the employee. The Company estimates the fair value of the RSAs based upon the market price of the Company's stock at the date of grant. The RSA grants provide for the payment of dividends on the Company's common stock, if any, to the participant during the requisite service period (vesting period) and the participant has voting rights for each share of common stock. The Company recognizes compensation expense for RSAs on a straight-line basis over the requisite service period.

A summary of nonvested RSAs are as follows:

| Nonvested Restricted Share Awards | Restricted Share Awards | Grant Date Fair Value |
|---|---|---|
| Nonvested at December 31, 2009 | 314,548 | $17.94 |
| Granted | 25,950 | 22.19 |
| Vested | (95,014) | 17.81 |
| Forfeited or expired | (53,186) | 18.52 |
| Nonvested at December 31, 2010 | 192,298 | 18.42 |
| Granted | 6,300 | 28.95 |
| Vested | (86,325) | 18.31 |
| Forfeited or expired | (12,250) | 17.52 |
| Nonvested at December 31, 2011 | 100,023 | 19.29 |
| Granted | 56,389 | 44.81 |
| Vested | (79,299) | 18.72 |
| Forfeited or expired | (7,875) | 16.78 |
| Nonvested at December 31, 2012 | 69,238 | $41.02 |

During the years ended December 31, 2012, 2011 and 2010, the Company had 79,299, 86,325, and 95,014 RSA shares vested, respectively. The Company withheld 23,813, 25,495, and 30,304, of those respective shares to pay the employees' portion of the minimum payroll withholding taxes.

Under the terms of the Transaction Agreement with S1, upon the acquisition, the S1 Transaction RSAs were converted to RSAs of the Company's stock. These awards have requisite service periods of four years and vest in increments of 25% on the anniversary of the original grant date of November 9, 2011. If an employee is terminated without cause within 12 months from the acquisition date, the RSAs 100% vest. Stock is issued without direct cost to the employee. The RSA grants provide for the payment of dividends on the Company's common stock, if any, to the participant during the requisite service period (vesting period) and the participant has voting rights for each share of common stock. The conversion of the Transaction RSAs was treated as a modification and as such, they were valued immediately prior to and after modification. The Company recognizes compensation expense for RSAs on a straight-line basis over the requisite service period. The incremental fair value as measure upon modification will be recognized on a straight-line basis from modification date through the end of the requisite service period.

A summary of nonvested Transaction RSAs issued under the S1 2003 Stock Incentive Plan as of December 31, 2012 and changes during the period are as follows:

| Nonvested Transaction Restricted Share Awards | Number of Restricted Share Awards | Weighted-Average Grant Date Fair Value |
|---|---|---|
| Nonvested as of December 31, 2011 | — | $ — |
| Transaction RSAs converted upon acquisition of S1 | 170,205 | 35.41 |
| Vested | (100,685) | 35.41 |
| Forfeited | (19,276) | 35.41 |
| Nonvested as of December 31, 2012 | 50,244 | $35.41 |

During the year ended December 31, 2012, 100,685 shares of the Transaction RSAs vested. The Company withheld 38,167 of those shares to pay the employees' portion of the minimum payroll withholding taxes.

As of December 31, 2012, there were unrecognized compensation costs of $10.4 million related to nonvested stock options, $3.9 million related to the nonvested RSAs, and $16.4 million related to the LTIP performance shares, which the Company expects to recognize over weighted-average periods of 2.4 years, 2.7 years and 2.4 years, respectively.

The Company recorded stock-based compensation expenses recognized under ASC 718 during the years ended December 31, 2012, 2011, and 2010 related to stock options, LTIP Performance Shares, RSAs, and the ESPP of $15.2 million, $11.3 million, and $7.8 million, respectively, with corresponding tax benefits of $5.5 million, $4.1 million, and $2.9 million, respectively. Tax benefits in excess of the option's grant date fair value are classified as financing cash flows. Estimated forfeiture rates, stratified by employee classification, have been included as part of the Company's calculations of compensation costs. The Company recognizes compensation costs for stock option awards which vest with the passage of time with only service conditions on a straight-line basis over the requisite service period.

Cash received from option exercises for the year ended December 31, 2012, 2011, and 2010 was $16.7 million, $4.5 million, $3.1 million, respectively. The actual tax benefit realized for the tax deductions from option exercises totaled $6.3 million, $2.5 million, and $0.7 million, for the year ended December 31, 2012, 2011, and 2010, respectively.

## 14. Employee Benefit Plans

*ACI 401(k) Plan*

The ACI 401(k) Plan is a defined contribution plan covering all domestic employees of the Company. Participants may contribute up to 100% of their annual compensation up to a maximum of $17,000 (for employees who are under the age of 50 on December 31, 2012) or a maximum of $22,500 (for employees aged 50 or older on December 31, 2012). After one year of service, the Company matches participant contributions 100% on every dollar deferred to a maximum of 4% of eligible compensation contributed to the plan, not to exceed $4,000 per employee annually. Company contributions charged to expense during the years ended December 31, 2012, 2011 and 2010 was $3.5 million, $2.8 million and $2.9 million, respectively.

*ACI Worldwide EMEA Group Personal Pension Scheme*

The ACI Worldwide EMEA Group Personal Pension Scheme is a defined contribution plan covering substantially all ACI Worldwide (EMEA) Limited ("ACI-EMEA") employees. For those ACI-EMEA employees who elect to participate in the plan, the Company contributes a minimum of 8.5% of eligible compensation to the plan for employees employed at December 1, 2000 (up to a maximum of 15.5% for employees aged over 55 years on December 1, 2000) or 6.0% of eligible compensation for employees employed subsequent to December 1, 2000. ACI-EMEA contributions charged to expense during each of the years ended December 31, 2012, 2011 and 2010 was $1.3 million.

### 15. Income Taxes

For financial reporting purposes, income before income taxes includes the following components (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| United States | $ (4,192) | $47,099 | $44,400 |
| Foreign | 69,460 | 17,214 | 4,302 |
| Total | $65,268 | $64,313 | $48,702 |

The expense (benefit) for income taxes consists of the following (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Federal | | | |
| Current | $ 1,236 | $ 4,150 | $ 1,812 |
| Deferred | 56 | 6,456 | 12,352 |
| Total | 1,292 | 10,606 | 14,164 |
| State | | | |
| Current | 1,150 | 1,649 | 1,685 |
| Deferred | (142) | 621 | (725) |
| Total | 1,008 | 2,270 | 960 |
| Foreign | | | |
| Current | 9,258 | 5,149 | 6,366 |
| Deferred | 4,864 | 436 | 17 |
| Total | 14,122 | 5,585 | 6,383 |
| **Total** | $16,422 | $18,461 | $21,507 |

Differences between the income tax expense computed at the statutory federal income tax rate and per the consolidated statements of income are summarized as follows (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Tax expense at federal rate of 35% | $22,844 | $22,510 | $17,045 |
| State income taxes, net of federal benefit | 655 | 1,475 | 695 |
| Change in valuation allowance | (2,680) | 251 | (1,587) |
| Foreign tax rate differential | (8,940) | (1,572) | 1,304 |
| Unrecognized tax benefit increase (decrease) | (1,665) | (1,882) | 328 |
| Effect of intellectual property transfer | — | (2,100) | 2,200 |
| Tax effect of foreign operations | 5,311 | 373 | 919 |
| Acquisition Costs | 2,659 | — | — |
| Tax benefit of R&D costs | (1,749) | — | — |
| Other | (13) | (594) | 603 |
| Income tax provision | $16,422 | $18,461 | $21,507 |

The countries having the greatest impact on the tax rate adjustment line shown in the above table as "Foreign tax rate differential" for the years ended December 31, 2012 and 2011 are Canada, Ireland and United Kingdom. The countries having the greatest impact on the tax rate adjustment line shown in the above table as "Foreign tax rate differential" for the year ended December 31, 2010 are Ireland and United Kingdom.

The deferred tax assets and liabilities result from differences in the timing of the recognition of certain income and expense items for tax and financial accounting purposes. The sources of these differences at each balance sheet date are as follows (in thousands):

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Deferred income tax assets: | | |
| Net operating loss carryforwards | $ 99,021 | $ 5,382 |
| Foreign tax credits | 19,359 | 1,909 |
| Compensation | 20,668 | 19,466 |
| Deferred revenue | 13,281 | 13,128 |
| Tax basis in investments | 17,723 | 3,367 |
| Deferred acquisition costs | 88 | 2,480 |
| Deferred alliance costs | — | 8,287 |
| Other | 8,356 | 2,211 |
| Gross deferred income tax assets | 178,496 | 56,230 |
| Less: valuation allowance | (37,941) | (8,135) |
| Net deferred income tax assets | $140,555 | $48,095 |
| Deferred income tax liabilities: | | |
| Depreciation and amortization | $ (57,957) | $ (8,685) |
| Total deferred income tax liabilities | (57,957) | (8,685) |
| Net deferred income taxes | $ 82,598 | $39,410 |
| Deferred income taxes / liabilities included in the balance sheet are: | | |
| Deferred income tax asset - current | $ 34,342 | $25,944 |
| Deferred income tax asset - noncurrent | 63,370 | 13,466 |
| Deferred income tax liability - current | (174) | — |
| Deferred income tax liability - noncurrent | (14,940) | — |
| Net deferred income taxes | $ 82,598 | $39,410 |

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers projected future taxable income, carryback opportunities and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, the Company believes it is more likely than not that it will realize the benefits of these deductible differences, net of the valuation allowances recorded. During the year ended December 31, 2012, the Company increased its valuation allowance by $29.8 million which relates primarily to tax attributes from acquisitions.

At December 31, 2012, the Company had domestic tax net operating losses ("NOLs") of $205.8 million which will begin to expire in 2018. The Company had foreign tax NOLs of $95.0 million, of which $83.8 million may be utilized over an indefinite life, with the remainder expiring over the next 11 years. The Company has provided a $6.7 million valuation allowance against the tax benefit associated with the foreign NOLs.

The Company had U.S. foreign tax credit carryforwards at December 31, 2012 of $17.8 million, for which a $7.1 million valuation allowance has been provided. The U.S. foreign tax credits will begin to expire in 2014. The Company also had domestic general business credit carryforwards at December 31, 2012 of $4.4 million relating to the pre-acquisition periods of acquired companies, which will begin to expire in 2020.

The unrecognized tax benefit at December 31, 2012 and December 31, 2011 was $13.1 million and $4.0 million, respectively, all of which is included in other noncurrent liabilities in the consolidated balance sheet. Of these amounts, $12.2 million and $3.7 million, respectively, represent the net unrecognized tax benefits that, if recognized, would favorably impact the effective income tax rate in respective years.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31 is as follows (in thousands):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Balance of unrecognized tax benefits at beginning of year | $ 4,012 | $ 8,414 | $10,916 |
| Increases for tax positions of prior years | 10,729 | — | 398 |
| Decreases for tax positions of prior years | (4) | (310) | — |
| Increases for tax positions established for the current period | 49 | 750 | 421 |
| Decreases for settlements with taxing authorities | (27) | (36) | (3,000) |
| Reductions resulting from lapse of applicable statute of limitation | (1,697) | (4,678) | (308) |
| Adjustment resulting from foreign currency translation | 17 | (128) | (13) |
| Balance of unrecognized tax benefits at end of year | $13,079 | $ 4,012 | $ 8,414 |

The increases for tax positions of prior years for 2012 in the above table are from acquisitions completed during 2012.

The Company files income tax returns in the U.S. federal jurisdiction, various state and local jurisdictions, and many foreign jurisdictions. The U.S., Canada, India, Ireland, South Africa, and United Kingdom are the main taxing jurisdictions in which the Company operates. The years open for audit vary depending on the tax jurisdiction. In the U.S., the Company's tax returns for years following 2008 are open for audit. In the foreign jurisdictions, the tax returns open for audit generally vary by jurisdiction between 2006 and 2012.

The Company's Indian income tax returns covering fiscal years 2002 through 2006 and 2010 through 2011 are under audit by the Indian tax authority. Other foreign subsidiaries could face challenges from various foreign tax authorities. It is not certain that the local authorities will accept the Company's tax positions. The Company believes its tax positions comply with applicable tax law and intends to vigorously defend its positions. However, differing positions on certain issues could be upheld by tax authorities, which could adversely affect the Company's financial condition and results of operations.

The Company believes it is reasonably possible that the total amount of unrecognized tax benefits will decrease within the next 12 months by approximately $1.6 million due to the settlement of various audits and the expiration of statutes of limitations. The Company accrues interest related to uncertain tax positions in interest expense or interest income and recognizes penalties related to uncertain tax positions in other income or other expense. As of December 31, 2012 and December 31, 2011, $1.8 million and $1.5 million, respectively is accrued for the payment of interest and penalties related to income tax liabilities. The aggregate amount of interest and penalties recorded in the statement of income for the years ended December 31, 2012, 2011, and 2010 is $(0.2) million, $(0.5) million, and $0.4 million, respectively.

The undistributed earnings of the Company's foreign subsidiaries of approximately $142.9 million are considered to be permanently reinvested. Accordingly, no provision for U.S. federal and state income taxes or foreign withholding taxes has been provided for such undistributed earnings. The determination of the additional

U.S. federal and state income taxes or foreign withholding taxes that have not been provided is not practicable. Undistributed foreign earnings of $54.2 million are from foreign subsidiaries acquired during 2012.

On January 2, 2013 the American Taxpayer Relief Act of 2012 was enacted, which included retroactive reinstatement of several tax laws to January 1, 2012. The effects on the Company of these retroactive changes in the tax law related to fiscal 2012 is estimated to be between $1.0 million and $2.0 million, which will be recognized as a benefit to income tax expense in the first quarter of fiscal 2013, the quarter in which the law was enacted.

## 16. Commitments and Contingencies

In accordance with ASC 460, *Guarantees*, the Company recognizes the fair value for guarantee and indemnification arrangements it issues or modifies, if these arrangements are within the scope of the interpretation. In addition, the Company must continue to monitor the conditions that are subject to the guarantees and indemnifications as required under the previously existing generally accepted accounting principles, in order to identify if a loss has occurred. If the Company determines it is probable that a loss has occurred, then any such estimable loss would be recognized under those guarantees and indemnifications. Under its customer agreements, the Company may agree to indemnify, defend and hold harmless its customers from and against certain losses, damages and costs arising from claims alleging that the use of its software infringes the intellectual property of a third-party. Historically, the Company has not been required to pay material amounts in connection with claims asserted under these provisions and accordingly, the Company has not recorded a liability relating to such provisions.

Under its customer agreements, the Company also may represent and warrant to customers that its software will operate substantially in conformance with its documentation and that the services the Company performs will be performed in a workmanlike manner, by personnel reasonably qualified by experience and expertise to perform their assigned tasks. Historically, only minimal costs have been incurred relating to the satisfaction of warranty claims. In addition, from time to time, the Company may guarantee the performance of a contract on behalf of one or more of its subsidiaries, or a subsidiary may guarantee the performance of a contract on behalf of another subsidiary.

Other guarantees include promises to indemnify, defend and hold harmless the Company's executive officers, directors and certain other key officers. The Company's certificate of incorporation provides that it will indemnify, and advance expenses to, its directors and officers to the maximum extent permitted by Delaware law. The indemnification covers any expenses and liabilities reasonably incurred by a person, by reason of the fact that such person is or was or has agreed to be a director or officer, in connection with the investigation, defense and settlement of any threatened, pending or completed action, suit, proceeding or claim. The Company's certificate of incorporation authorizes the use of indemnification agreements and the Company enters into such agreements with its directors and certain officers from time to time. These indemnification agreements typically provide for a broader scope of the Company's obligation to indemnify the directors and officers than set forth in the certificate of incorporation. The Company's contractual indemnification obligations under these agreements are in addition to the respective directors' and officers' rights under the certificate of incorporation or under Delaware law.

*Operating Leases*

The Company leases office space and equipment under operating leases that run through October 2028. The leases that the Company has entered into do not impose restrictions as to the Company's ability to pay dividends or borrow funds, or otherwise restrict the Company's ability to conduct business. On a limited basis, certain of the lease arrangements include escalation clauses which provide for rent adjustments due to inflation changes with the expense recognized on a straight-line basis over the term of the lease. Lease payments subject to inflation adjustments do not represent a significant portion of the Company's future minimum lease payments. A number of the leases provide renewal options, but in all cases such renewal options are at the election of the

Company. Certain of the lease agreements provide the Company with the option to purchase the leased equipment at its fair market value at the conclusion of the lease term.

Total operating lease expense for the years ended December 31, 2012, 2011 and 2010 was $26.5 million, $20.0 million, and $17.8 million, respectively.

Aggregate minimum operating lease payments under these agreements in future fiscal years are as follows (in thousands):

| Fiscal Year Ending December 31, | Operating Leases |
|---|---|
| 2013 | 15,505 |
| 2014 | 11,320 |
| 2015 | 9,533 |
| 2016 | 7,368 |
| 2017 | 6,601 |
| Thereafter | 37,471 |
| Total minimum lease payments | $87,798 |

*Capital Leases*

With the termination of the IT Outsourcing agreement discussed in Note 18, the Company is no longer committed to material leases of property under capital lease agreements at December 31, 2012.

*Legal Proceedings*

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company is not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, the Company believes would be likely to have a material effect on the Company's financial statements.

*Indemnities*

Under certain customer contracts acquired in the acquisition of S1, the Company indemnifies customers for certain matters including third party claims of intellectual property infringement relating to the use of our products. Our maximum potential exposure under indemnification arrangements can range from a specified dollar amount to an unlimited amount, depending on the nature of the transactions and the agreements. The Company has recorded an accrual for estimated losses for demands for indemnification that have been tendered by certain customers. The Company does not have any reason to believe that we will be required to make any material payments under these indemnity provisions in excess of the balance accrued at December 31, 2012.

## 17. International Business Machines Corporation Alliance

On December 16, 2007, the Company entered into a Master Alliance Agreement ("Alliance") with IBM relating to joint marketing and optimization of the Company's electronic payments application software and IBM's middleware and hardware platforms, tools and services. On March 17, 2008, the Company and IBM entered into Amendment No. 1 to the Alliance ("Amendment No.1" and included hereafter in all references to the "Alliance"), which changed the timing of certain payments to be made by IBM. Under the terms of the Alliance, each party would retain ownership of its respective intellectual property and would independently determine product offering pricing to customers. In connection with the formation of the Alliance, the Company granted warrants to IBM to purchase up to 1,427,035 shares of the Company's common stock at a price of $27.50 per share and up to 1,427,035 shares of the Company's common stock at a price of $33.00 per share. The warrants are exercisable for five years. At the date of issuance, the Company utilized a valuation model prepared by a third-party to assist management in estimating the fair value of the common stock warrants.

IBM exercised warrants to purchase 11,470 shares of the Company's common stock at $27.50 per share and 350,000 shares of the Company's common stock at $33.00 per share during the year ended December 31, 2012, for which the Company received $11.9 million in cash.

On September 21, 2012, the Company entered into an agreement with IBM to repurchase the remaining common stock warrants held by IBM to purchase 1,415,565 shares of the Company's stock at $27.50 per share and 1,077,035 shares of the Company's common stock at $33.00 per share. The total amount paid to IBM for these warrants was $29.6 million. This repurchase was conducted pursuant to the Company's previously announced share repurchase program. The Company used $24.0 million from its Revolving Credit Facility and $5.6 million of cash on hand to fund this repurchase.

Under the terms of the Alliance, on December 16, 2007, IBM paid the Company an initial non-refundable payment of $33.3 million in consideration for the estimated fair value of the warrants described above. The fair value of the warrants granted, as subsequently determined by an independent third-party appraiser, was approximately $24.0 million and is recorded as common stock warrants in the accompanying consolidated balance sheet as of December 31, 2011. No warrants were outstanding at December 31, 2012. The remaining balance of $9.3 million was related to prepaid incentives and other obligations and was recorded in the Alliance agreement liability at December 31, 2007.

During the year ended December 31, 2008, the Company received an additional payment from IBM of $37.3 million in accordance with the terms of Amendment No. 1. This payment has been recorded in the Alliance agreement liability in the accompanying consolidated balance sheet as of December 31, 2011. This amount represents a prepayment of funding for technical enablement milestones and incentive payments to be earned under the Alliance and related agreements and, accordingly, a portion of this payment is subject to refund by the Company to IBM under certain circumstances. As of December 31, 2011, $20.7 million was refundable subject to achievement of future milestones. This liability was paid in December 2012.

The costs incurred by the Company related to internally developed software associated with the technical enablement milestones were capitalized in accordance with ASC 985-20, Software – Cost of Software to be Sold, Leased, or Marketed, when the resulting product reached technological feasibility. Prior to reaching technological feasibility, the costs were expensed as incurred. Reimbursements from IBM for expenditures determined to be direct and incremental to satisfying the technical enablement milestones were used to offset the amounts expensed or capitalized as described above but not in excess of non-refundable cash received. The company incurred no costs related to the fulfillment of technical enablement milestones in 2012. During the years ended December 31, 2011 and 2010, the Company incurred $1.9 million and $9.9 million of costs related to fulfillment of the technical enablement milestones, respectively. The reimbursement of these costs was recorded as a reduction of the Alliance agreement liability and a reduction in capitalizable costs under ASC 985-20 in the accompanying consolidated balance sheets as of December 31, 2011 and a reduction of operating expenses in the accompanying consolidated statements of income for the year ended December 31, 2011 and 2010.

Changes in the Alliance agreement liability were as follows (in thousands):

| | **Alliance Agreement Liability** |
|---|---|
| Balance, December 31, 2010 | $ 22,584 |
| Costs related to fulfillment of technical enablement milestones | (1,917) |
| Balance, December 31, 2011 | 20,667 |
| Payment of refundable portion of IBM payments | (20,667) |
| Balance, December 31, 2012 | $ — |

As the Alliance agreement terminated during the year ended 2012, the entire $20.7 million Alliance agreement liability was paid in December 2012. No Alliance Agreement liability remains in the accompanying consolidated balance sheet as of December 31, 2012.

The entire $20.7 million Alliance agreement liability was classified as short-term in the accompanying consolidated balance sheet as of December 31, 2011.

## 18. International Business Machines Corporation Information Technology Outsourcing Agreement

On March 17, 2008, the Company entered into a Master Services Agreement ("Outsourcing Agreement") with IBM to outsource the Company's internal information technology ("IT") environment to IBM. Under the terms of the Outsourcing Agreement, IBM provided the Company with global IT infrastructure services including the following services, which services were provided by the Company: cross functional delivery management services, asset management services, help desk services, end user services, server system management services, storage management services, data network services, enterprise security management services and disaster recovery/business continuity plans (collectively, the "IT Services"). The Company retains responsibility for its security policy management and on-demand business operations.

The initial term of the Outsourcing Agreement was seven years, commencing on March 17, 2008. Under the Outsourcing Agreement, the Company retains the right to terminate the agreement both for cause and for its convenience. However, upon any termination of the Outsourcing Agreement by the Company for any reason (other than for material breach by IBM), the Company would be required to pay a termination charge to IBM, which charge may be material.

On April 1, 2012, the Company provided notice of termination for the Master Services Agreement with International Business Machines to outsource the Company's internal information technology environment. The effective date of the termination was December 31, 2012.

The Company has recorded the $3.0 million termination fee in general and administrative expenses during the year ended December 31, 2012 in the accompanying consolidated condensed statements of operations. The termination fee was paid on January 31, 2013.

As a part of the original Outsourcing Agreement, IBM provided the Company with certain transition services required to transition the Company's IT operations embodied in the IT Services in accordance with a mutually agreed upon transition plan (the "Transition Services"). Transition Services were completed approximately 21 months after the effective date of the Outsourcing Agreement and the Company paid approximately $6.7 million for the Transition Services. These Transition Services were recognized as incurred based on the capital or expense nature of the cost. Of the $6.7 million recognized, approximately $6.5 million has been paid, and the remaining $0.2 million was forgiven as a part of the Company's termination agreement with IBM. This $0.2 million was recognized as a gain in the consolidated statements of income.

## 19. Quarterly Financial Data (unaudited)

| *(in thousands, except per share amounts)* | Quarter Ended | | | |
|---|---|---|---|---|
| | **December 31, 2012** | **September 30, 2012** | **June 30, 2012** | **March 31, 2012** |
| **Revenues:** | | | | |
| Software license fees | $ 94,731 | $ 39,560 | $ 36,645 | $ 50,910 |
| Maintenance fees | 58,862 | 47,920 | 49,359 | 43,735 |
| Services | 38,985 | 35,811 | 33,888 | 22,852 |
| Software hosting fees | 31,517 | 31,771 | 29,905 | 20,128 |
| **Total revenues** | 224,095 | 155,062 | 149,797 | 137,625 |
| **Expenses:** | | | | |
| Cost of software license fees (1) | 6,968 | 5,874 | 5,818 | 4,932 |
| Cost of maintenance, services and hosting fees (1) | 53,502 | 51,944 | 55,715 | 40,891 |
| Research and development | 33,586 | 34,213 | 35,027 | 30,933 |
| Selling and marketing | 22,730 | 20,448 | 23,178 | 20,698 |
| General and administrative | 21,616 | 24,533 | 28,236 | 34,362 |
| Depreciation and amortization | 10,158 | 9,742 | 9,681 | 7,422 |
| **Total expenses** | 148,560 | 146,754 | 157,655 | 139,238 |
| **Operating income (loss)** | 75,535 | 8,308 | (7,858) | (1,613) |
| **Other income (expense):** | | | | |
| Interest income | 209 | 222 | 234 | 249 |
| Interest expense | (3,031) | (2,620) | (2,875) | (1,891) |
| Other, net | 1,298 | (1,430) | (347) | 878 |
| **Total other income (expense)** | (1,524) | (3,828) | (2,988) | (764) |
| **Income (loss) before income taxes** | 74,011 | 4,480 | (10,846) | (2,377) |
| Income tax expense (benefit) | 24,347 | (1,175) | (6,195) | (555) |
| **Net income (loss)** | $ 49,664 | $ 5,655 | $ (4,651) | $ (1,822) |
| **Earnings (loss) per share** | | | | |
| Basic (2) | $ 1.26 | $ 0.14 | $ (0.12) | $ (0.05) |
| Diluted (2) | $ 1.24 | $ 0.14 | $ (0.12) | $ (0.05) |

(1) The cost of software license fees excludes charges for depreciation but includes amortization of purchased and developed software for resale. The cost of maintenance, services and hosting fees excludes charges for depreciation.

(2) The sum of the earnings per share by quarter does not agree to the earnings per share for the year ended December 31, 2012 due to rounding.

| *(in thousands, except per share amounts)* | Quarter Ended December 31, 2011 | September 30, 2011 | June 30, 2011 | March 31, 2011 |
|---|---|---|---|---|
| **Revenues:** | | | | |
| Software license fees | $ 60,762 | $ 39,249 | $ 46,085 | $ 43,724 |
| Maintenance fees | 39,164 | 36,928 | 37,195 | 35,070 |
| Services | 21,956 | 23,770 | 18,673 | 15,371 |
| Software hosting fees | 13,155 | 12,202 | 11,413 | 10,378 |
| **Total revenues** | 135,037 | 112,149 | 113,366 | 104,543 |
| **Expenses:** | | | | |
| Cost of software license fees (1) | 4,077 | 3,763 | 4,136 | 3,442 |
| Cost of maintenance, services and hosting fees (1) | 27,445 | 29,996 | 31,818 | 29,607 |
| Research and development | 20,781 | 22,481 | 23,784 | 23,130 |
| Selling and marketing | 20,023 | 19,814 | 21,791 | 19,294 |
| General and administrative | 20,191 | 19,068 | 15,804 | 16,362 |
| Depreciation and amortization | 5,477 | 5,759 | 5,611 | 5,210 |
| **Total expenses** | 97,994 | 100,881 | 102,944 | 97,045 |
| **Operating income** | 37,043 | 11,268 | 10,422 | 7,498 |
| **Other income (expense):** | | | | |
| Interest income | 676 | 205 | 196 | 238 |
| Interest expense | (1,008) | (406) | (374) | (643) |
| Other, net | (714) | (46) | 260 | (302) |
| **Total other income (expense)** | (1,046) | (247) | 82 | (707) |
| **Income before income taxes** | 35,997 | 11,021 | 10,504 | 6,791 |
| Income tax expense | 12,106 | 482 | 704 | 5,169 |
| **Net income** | $ 23,891 | $ 10,539 | $ 9,800 | $ 1,622 |
| **Earnings per share** | | | | |
| Basic (2) | $ 0.71 | $ 0.31 | $ 0.29 | $ 0.05 |
| Diluted | $ 0.70 | $ 0.31 | $ 0.29 | $ 0.05 |

(1) The cost of software license fees excludes charges for depreciation but includes amortization of purchased and developed software for resale. The cost of maintenance, services and hosting fees excludes charges for depreciation.

(2) The sum of the earnings per share by quarter does not agree to the earnings per share for the year ended December 31, 2011 due to rounding.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**ACI WORLDWIDE, INC.**
(Registrant)

Date: March 1, 2013

By: /s/ PHILIP G. HEASLEY
Philip G. Heasley
*President and Chief Executive Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Name | Title | Date |
|---|---|---|
| /s/ PHILIP G. HEASLEY<br>Philip G. Heasley | President, Chief Executive Officer and Director *(principal executive officer)* | March 1, 2013 |
| /s/ SCOTT W. BEHRENS<br>Scott W. Behrens | Executive Vice President, Chief Financial Officer and Chief Accounting Officer *(principal financial officer)* | March 1, 2013 |
| /s/ HARLAN F. SEYMOUR<br>Harlan F. Seymour | Chairman of the Board and Director | March 1, 2013 |
| /s/ JAN H. SUWINSKI<br>Jan H. Suwinski | Director | March 1, 2013 |
| /s/ JOHN D. CURTIS<br>John D. Curtis | Director | March 1, 2013 |
| /s/ JOHN M. SHAY JR.<br>John M. Shay Jr. | Director | March 1, 2013 |
| /s/ JAMES C. MCGRODDY<br>James C. McGroddy | Director | March 1, 2013 |
| /s/ JOHN E. STOKELY<br>John E. Stokely | Director | March 1, 2013 |

## BOARD OF DIRECTORS



## INVESTOR INFORMATION

Copies of ACI Worldwide, Inc.'s Annual Report on Form 10-K for the year that ended December 31, 2012, as filed with the Securities and Exchange Commission will be sent, free of charge, to stockholders upon written request to:

Investor Relations Department
ACI Worldwide, Inc.
3520 Kraft Road, Suite 300
Naples, Florida 34105

### Transfer agent

Communications regarding change of address, transfer of stock ownership or lost stock certificates should be sent directly to:

Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota 55075

### Stock listing

The company's common stock trades on the NASDAQ Global Select Market under the symbol ACIW.

### Independent registered public accounting firm

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Suite 3100
Omaha, Nebraska 68102

## PRINCIPAL OFFICES

### Corporate headquarters

ACI Worldwide Inc., Naples, Florida, United States

### Offices

Argentina
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Canada
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Ireland
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Uruguay
U.A.E.
U.K.
U.S.



**ACI Worldwide**
Offices in principal cities throughout the world
**www.aciworldwide.com**

Americas +1 402 390 7600
Asia Pacific +65 6334 4843
Europe, Middle East, Africa +44 (0) 1923 816393



AAR5115 03-13